Exhibit 99.1

Royal Bank of Canada

Notice of Annual and Special Meeting of Common Shareholders
April 10, 2025
Management Proxy Circular

RBC®

Caution regarding forward-looking statements

From time to time, Royal Bank of Canada and its subsidiaries (collectively, “RBC”, “the bank”, “we”, “us” or “our”) make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this management proxy circular (circular), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this circular include, but are not limited to, statements relating to the expected timing and business of the annual and special meeting of shareholders, our approach to compensation, our approach to managing sustainability matters (including our diversity goals, the ambitions described in our Purpose Framework, and the strategies outlined in our Climate Blueprint, Skills Blueprint and Equitable Opportunities Blueprint). The forward-looking statements contained in this circular represent the views of management and are presented for the purpose of assisting our stakeholders in understanding our vision, commitments, goals, priorities and targets, as well as the ways we intend to address sustainability matters, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “expectation”, “aim”, “achieve”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “strive”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our sustainability-related or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to, the need for active and continuing participation and action of various stakeholders (including governmental and non-governmental organizations, other financial institutions, businesses and individuals); technological advancements; the evolution of consumer behaviour; evolving social views on sustainability-related topics; varying decarbonization efforts across economies; the need for thoughtful climate policies around the world; the challenges of balancing emission reduction targets with an orderly and inclusive transition and geopolitical factors that impact global energy needs; our ability to gather, analyze and verify data; our ability to successfully implement various initiatives (including sustainability-related initiatives) throughout the bank under expected time frames; the risk that initiatives will not be completed within a specified period, or at all, or with the results or outcome as originally expected or anticipated by the bank; the compliance of various third parties with agreements, our policies and procedures and their commitments to us; financial market conditions; our business operations; our financial results, condition and objectives; regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines); and cyber, strategic, reputation, legal and regulatory environment, competitive, model and systemic risks and other risks discussed in the risk sections of our annual report for the year ended October 31, 2024 (2024 annual report) and the Risk management section of our quarterly report to shareholders for the three-month period ended January 31, 2025 (Q1 2025 report to shareholders). Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 annual report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this circular are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2024 annual report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2025 report to shareholders and as may be updated further by subsequent quarterly reports. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 annual report and in the Risk management section of our Q1 2025 report to shareholders, which may be updated further by subsequent quarterly reports.

Please see the reverse of the back cover of this circular for an important notice regarding information in this circular about RBC’s sustainability-related objectives, vision, commitments, goals, metrics and targets.

Royal Bank of Canada

Royal Bank of Canada

Notice of annual and special meeting of common shareholders

When

Thursday, April 10, 2025

9:30 a.m. (Eastern Time)

Where

Via live webcast online at:

https://meetings.lumiconnect.com/400-347-978-606

In person:

Toronto Congress Centre

North Building

1020 Martin Grove Road

Toronto, Ontario

Please visit our website at rbc.com/annualmeetings in advance of the meeting for the most current information about attending the meeting.

Business of the annual and special meeting

At the meeting, shareholders will:

⬛  Receive our financial statements for the years ended October 31, 2024 and 2023 and the related auditor’s reports

⬛  Elect directors

⬛  Appoint our auditor

⬛  Have a say on our approach to executive compensation

⬛  Consider an ordinary resolution to approve certain amendments to the bank’s stock option plan

⬛  Consider a special resolution to approve an amendment to subsection 1.1 of by-law two to increase the maximum aggregate board compensation amount

⬛  Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and

⬛  Transact any other business that may properly come before the meeting.

For more information about how to vote and attend the meeting, refer to pages 10 to 13 of the proxy circular.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Deputy General Counsel and Secretary

February 11, 2025

Your vote is important!

We encourage you to read the proxy circular before exercising your vote.

Unless you intend to vote at the meeting, please vote as early as possible so your RBC common shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025.

Refer to pages 10 to 12 of the proxy circular for detailed instructions on how to vote.

Royal Bank of Canada

Fellow shareholders, We are pleased to invite you to this year’s annual and special meeting, which will be held on April 10, 2025, at 9:30 a.m. (Eastern Time).

Fulfilling expectations

RBC’s performance is influenced by a range of external forces, but it is the expectations of our key stakeholders that inspire and elevate our efforts year after year. By placing our clients at the centre of everything we do, we strive to keep our global franchise aligned to their evolving needs, positioning RBC to effectively compete and grow in an increasingly dynamic marketplace.

The successful close of RBC’s acquisition of HSBC Bank Canada (HSBC Canada) is emblematic of our commitment to create value for our clients and drive growth for our franchise. This once-in-a-generation opportunity enhances our existing Canadian businesses, and further positions RBC as the bank of choice for Canadian commercial clients with international needs, newcomers to Canada and globally connected clients. RBC also continues to focus on creating value for our clients through innovative products and services, along with differentiated experiences. For instance, in the U.S., our second home market, we introduced RBC Clear,TM,1 our corporate cash management offering in 2024. In the U.K., we’ve achieved scale in a highly fragmented wealth management market as a top-five wealth management firm by assets under administration.2

With the needs of our clients changing as quickly as the world around them, we’re focused on becoming a simpler, faster and more innovative company. In 2024, we elevated a new generation of talent to senior leadership positions across the bank and empowered them with bold mandates. All our leaders are focused on reimagining the way our teams operate, removing complexity and facilitating faster decision-making. They are also finding more ways to create value for our clients, by innovating and better leveraging our operational, brand and data scale.

Across every business, we’re singularly focused on going beyond what people expect from us and delivering hyper-personalized, digital client experiences to rival the best in any industry. To accomplish this, we’re investing in advanced technologies, such as generative artificial intelligence (AI), that can deliver data-based insights and advice to help clients make better decisions and anticipate their needs.

Supporting our colleagues and communities is key to our success as well. In a rapidly changing workplace, our employees have expressed a desire to grow and develop the skills that will enable them to pursue meaningful careers. Last year, 85 percent of our employees reported having an opportunity to learn new skills.3 Additionally, we remain committed to helping the communities we operate in address societal challenges impacting our collective prosperity. To this end, RBC, RBC Foundation® and RBC Foundation USA announced a commitment of $2 billion in community investments4 by 2035 to support community ideas that help seed, scale and sustain solutions in three key areas where we believe they can have a meaningful impact: supporting the transition to a net-zero economy, equipping people with the skills for a thriving future and driving more equitable opportunities for prosperity.

1	https://www.rbccm.com/en/expertise/rbcclear.page.
2	Based on publicly available information for wealth management firms (excluding platform businesses) in the U.K., as of September 2024.
3	Percentage of respondents that responded “strongly agree” or “agree” to this question in our 2024 Employee Engagement Survey.
4

Includes donations and community sponsorships and community investments made by RBC, RBC Foundation or RBC Foundation USA, employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure includes community sponsorships and investments made to the RBC Communities Together Fund, RBC Emerging Artists, RBC Future Launch® and RBC Tech for Nature®.

Royal Bank of Canada

Strong performance in 2024

Our focus on delivering value to key stakeholders has been a fundamental driver of our financial performance. In 2024, RBC generated record earnings of $16.2 billion, and delivered a Return on Equity of 14.4 percent. RBC remains firmly grounded in a conservative risk culture, ending the year with a Common Equity Tier 1 (CET1) ratio1 of 13.2 percent.

Sustaining the public’s confidence

The board recognizes that RBC’s continued success relies on upholding the public’s trust. To this end, our directors provide oversight as the bank seeks to meet the evolving expectations placed on it by regulators, clients, employees, communities we operate in and shareholders. This includes constructively challenging management and holding them and ourselves to account. The board also focuses on maintaining public confidence by seeking to embed a strong risk-aware culture throughout the bank, including through its oversight of the frameworks, policies and systems RBC uses to identify and manage risks in its businesses. The board engages regularly with regulators to ensure alignment with evolving expectations, maintaining open communication about the bank’s risk and control environment, governance practices and significant developments.

In 2024, the board sought opportunities for continuous improvement, conducting education sessions on critical topics, such as AI and data governance, focusing on how these areas can enhance the bank’s ability to serve its clients, empower our colleagues, and support the communities where RBC operates.

Our permanent focus in a changing world

Finding ways to create more value for our stakeholders motivates our team of 98,000+ colleagues every day. It’s what drives our growth strategy forward and our vision for RBC to be among the most trusted and successful financial institutions in the world.

Your vote

Join us on April 10 to vote on important matters. Please consider the information set out in this proxy circular and vote online, by phone or by completing and sending in your proxy or voting instructions form prior to the meeting.

We thank you for your continued support.

Jacynthe Côté Chair of the Board	David McKay President and Chief Executive Officer

1	This ratio is calculated by dividing CET1 by risk-weighted assets, in accordance with the Office of the Superintendent of Financial Institutions’ Basel III Capital Adequacy Requirements guideline.

Royal Bank of Canada

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using notice-and-access to deliver this proxy circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. Notice-and-access reduces paper and energy consumption, and it allows for faster access to meeting materials.

You will also receive a form of proxy or a voting instruction form with this notice so you can vote your shares.

How to access the meeting materials online

The meeting materials can be found online at:

•	our website at rbc.com/annualmeetings

•	the website of our transfer agent, Computershare Trust Company of Canada (Computershare), at www.envisionreports.com/RBC2025

•	SEDAR+ at www.sedarplus.com, and

•	EDGAR at www.sec.gov.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the proxy circular is filed on SEDAR+ as follows:

To receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Thursday, March 27, 2025. The meeting materials will then be sent to you within three business days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access

Please call Computershare at

1-866-586-7635 (Canada/U.S.), or

514-982-7555 (International).

Royal Bank of Canada

Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, after the meeting, contact your intermediary.

Registered shareholders

Go to www.investorvote.com and sign up using the control number on your proxy form or go to www.investorcentre.com/rbc and click on “Receive Documents Electronically”.

The information in this circular is as of February 11, 2025, unless stated otherwise. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, “the bank”, “we”, “us” and “our” mean Royal Bank of Canada; “common shares” means RBC common shares unless the context indicates otherwise; and “shareholder” and “you” mean a holder of common shares, unless the context indicates otherwise.

All references to websites are for your information only. The content of any websites referred to in this circular, including via website link, and any other websites they refer to are not incorporated by reference in, and do not form part of, this circular.

Royal Bank of Canada

Management proxy circular

Your guide to what’s inside:

The annual and special meeting	Governance	Executive compensation

6	26	57

Additional items	Shareholder proposals	Contact information

105	106	Back cover

Royal Bank of Canada

The annual and special meeting

Business of the annual and special meeting

⬛	Receive our financial statements and related auditor’s reports

The consolidated financial statements and management discussion and analysis for the years ended October 31, 2024 and 2023, together with the auditor’s reports on those financial statements, are in our 2024 annual report at rbc.com/annualmeetings and on Computershare’s website at www.envisionreports.com/RBC2025; SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

⬛	Elect directors

13 nominees are standing for election as directors of RBC. See pages 14 to 22 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

⬛	Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting of shareholders. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on pages 51 to 52 of this circular.

The board recommends voting FOR PwC as our auditor.

⬛	Have a say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to have your say on our approach to executive compensation.

If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular. Please review the section on executive compensation starting on page 57 of this circular, where we describe our approach.

More specifically, the board of directors recommends that common shareholders approve the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular of the Royal Bank of Canada dated February 11, 2025.”

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

The board recommends voting FOR our approach to executive compensation.

⬛

Consider an ordinary resolution to be adopted by a simple majority of the votes cast by common shareholders, excluding Eligible Insiders (as defined below), to approve certain amendments to the bank’s stock option plan

RBC’s stock option plan is designed to align the interests of participants with those of shareholders by offering performance-based compensation linked to the long-term value of the bank’s common shares.

Currently, the maximum number of shares that may be issued to participants under the stock option plan may not exceed 112,000,000 common shares. As of the date of this circular, 102,578,362 common shares have been issued pursuant to the exercise of stock options, with 8,048,740 stock options outstanding, leaving 1,372,898 common shares available for issuance pursuant to the exercise of any future stock option grants.

Over the years, RBC has evolved its granting practices to align with best practices. Since 2004, RBC has limited eligibility for stock option grants to executives at the Senior Vice-President level and above. For these eligible senior executives, stock options account for no more than 20% of their overall annual equity-based compensation. In 2009, the stock option plan vesting schedule was adjusted from 25% annual vesting starting one year after the grant date to a schedule where 50% vests after three years and the remaining 50% after four years. Further information on the bank’s stock option plan can be found on pages 96 to 97 of this circular, including, for the most recent fiscal year, details on the burn rate, overhang and dilution measures which are within best practice guidelines.

Royal Bank of Canada

The annual and special meeting

Based on the current number of common shares available for issuance pursuant to the exercise of any future stock option grants under the stock option plan, the burn rate, and the bank’s practices for granting stock options, it is proposed that the number of common shares available for issuance be increased by an additional 15 million common shares. This limit increase is expected to provide a sufficient number of common shares for issuance under the stock option plan for the next ten years. The last increase to the maximum number of common shares issuable under the stock option plan was approved by shareholders 25 years ago on February 23, 2000, reflecting the bank’s disciplined approach to managing stock option grants.

After giving effect to the proposed increase, the number of common shares that will be available for issuance under the stock option plan (including to satisfy the exercise of currently outstanding stock options), after deducting the common shares previously issued pursuant to the exercise of options under the stock option plan, will be 24,421,638. This represents approximately 1.7% of the total issued and outstanding common shares as of the date of this circular.

The stock option plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the stock option plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. No other amendments to the stock option plan or any outstanding options or stock appreciation rights (SARs) may be made without the approval of shareholders. For clarity purposes, it is also proposed to amend the amendment provisions of the stock option plan to expressly list certain plan amendments that require shareholder approval, including: (i) any increase to the limit of the number of common shares issuable under the plan or any change to the limit from a fixed maximum number of common shares to a fixed maximum percentage, (ii) changes to the definition of who may be designated as a potential participant in the plan if such changes would permit inclusion of non-employee directors, (iii) to permit the awards to be transferable or assignable other than for normal estate settlement purposes, (iv) to reduce the exercise price of any stock option or SARs (including any cancellation of an option or SAR for the purpose of reissuance of a new option or SAR at a lower exercise price to the same person), (v) to extend the term of any option or SAR beyond the original term, and (vi) to amend the plan’s amendment provisions.

A copy of the stock option plan reflecting the proposed amendments is available at rbc.com/annualmeetings.

On January 30, 2025, the board of directors approved, subject to the approval of the bank’s common shareholders, amending the stock option plan to (i) increase the number of common shares available for issuance under the stock option plan by an additional 15 million common shares to 127,000,000 common shares (representing approximately 9.0% of the total issued and outstanding common shares as of the date of this circular), and (ii) expressly list in the amending provisions of the stock option plan certain amendments to the plan that require shareholder approval. On February 5, 2025, the Toronto Stock Exchange (TSX) conditionally approved the proposed amendments to the stock option plan.

The board of directors therefore recommends that common shareholders, other than the Eligible Insiders (defined below), approve the following resolutions:

“RESOLVED THAT the bank’s stock option plan be and is hereby amended to (i) confirm that the number of common shares issuable pursuant to the exercise of stock options under the stock option plan be increased by an additional 15 million common shares, such that the maximum number of common shares that may be issued pursuant to the grant of stock options under the stock option plan will be 127,000,000, and (ii) expressly list in the amending provisions of the stock option plan certain amendments to the plan that require shareholder approval, as described in the Management Proxy Circular of the Royal Bank of Canada dated February 11, 2025, and

THAT any officer of the bank be and is hereby authorized to do all such things and to sign, execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to this resolution.”

The stock option plan does not limit the participation of insiders. TSX rules provide that the votes attached to the securities held by all insiders eligible to participate in the stock option plan (the Eligible Insiders) must be excluded from voting on the above resolution. Accordingly, shareholders, other than the Eligible Insiders, will be asked to approve the amendments to the stock option plan to (i) increase the number of common shares available for issuance under the stock option plan by an additional 15 million common shares, and (ii) amend the amending provisions of the plan as described above, such amendments requiring approval by a simple majority of votes cast. As of the record date, Eligible Insiders hold 111,388 common shares, which shares will be excluded from the vote.

The board recommends voting FOR the proposed amendments to the stock option plan.

Royal Bank of Canada

The annual and special meeting

⬛

Consider a special resolution to be adopted by not less than two-thirds of the votes cast by common shareholders to amend subsection 1.1 of the bank’s by-law two to increase the maximum aggregate board compensation amount

The Bank Act (Canada) requires that our by-laws set a maximum amount that may be paid in aggregate to all RBC directors for their service during a fixed period of time. Subsection 1.1 of the bank’s by-law two sets that amount at not more than $6,000,000 in each fiscal year. This limit has not been increased since approved by shareholders on April 6, 2016. For more information about our approach to director compensation, see pages 23 to 25 of this circular.

In fiscal 2024, the total compensation paid to all directors was 84% of the amount authorized under subsection 1.1 of by-law two. The board believes, however, that an increase in the maximum amount that may be paid in aggregate to all directors is advisable at this time in order to:

•

Manage the retirement of a number of directors from the board over the next several years and ensure a smooth transition, it may be necessary to appoint additional directors before incumbents retire, resulting in an increase in aggregate directors’ compensation during the transition period.

•

Continue to recruit highly qualified directors that possess the business and professional expertise to navigate the complexities of the financial services industry and ensure geographic representation aligned with the bank’s strategic objectives.

•

Recognize the expanding responsibilities and time commitments of directors due to the increasing scale of the bank’s operations, global market dynamics, technological advancements, and evolving expectations of regulators, shareholders and other stakeholders.

•	Compensate RBC directors who, in satisfaction of regulatory requirements or otherwise, may be asked from time to time to serve on boards of RBC subsidiaries.

•	Maintain the ability to establish new committees to address specific priorities or initiatives as they may arise.

On January 30, 2025, the board of directors approved an amendment to subsection 1.1 of by-law two to increase the maximum aggregate amount that may be paid to all directors in any fiscal year from $6,000,000 to $9,000,000. This amendment is not effective until confirmed by a special resolution of the shareholders, requiring the affirmative vote of not less than two-thirds of the votes cast by common shareholders present in person or represented by proxy.

The board of directors therefore recommends that common shareholders approve the following special resolution:

“RESOLVED THAT the amendment to subsection 1.1 of by-law two, deleting ‘$6,000,000’ and replacing it with ‘$9,000,000’, is confirmed.”

Following confirmation by shareholders, the text of subsection 1.1 of by-law two will read as follows:

“A maximum amount of $9,000,000 from the funds of the Bank may be paid in each fiscal year to the directors of the Bank to remunerate them for their services as such, in such proportions as the directors may determine.”

The board recommends voting FOR the proposed amendment to by-law two.

⬛	Consider shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 106. While this vote is non-binding, the board will take the results into account when considering these matters.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by 5:00 p.m. (Eastern Time) on November 13, 2025.

Royal Bank of Canada

The annual and special meeting

Voting questions and answers

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned common shares on the record date, February 11, 2025. There were 1,413,369,952 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person, or any entity controlled by one of the persons listed above, that represents, in aggregate, more than 20% of the eligible votes.

As of February 11, 2025, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or at the meeting.

The amendments to the bank’s stock option plan must be approved by a simple majority of the votes cast either by proxy or at the meeting (excluding Eligible Insiders) and the amendment to subsection 1.1 of the bank’s by-law two must be approved by a majority of not less than two-thirds of the votes cast either by proxy or at the meeting.

The remaining matters voted on at the meeting will be decided by a simple majority of the votes cast by proxy or at the meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare, counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting instruction form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

How do I vote?

There are two ways you can vote: by proxy or at the meeting either online or in person. Shareholders are strongly encouraged to submit their votes in advance of the meeting. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form.	Registered shareholders Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy was included in your package.

Royal Bank of Canada

The annual and special meeting

Voting by proxy before the meeting
Non-registered (beneficial) shareholders	Registered shareholders
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

International: 416-263-9524

Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, contact your intermediary immediately.

You may revoke your proxy by:

• delivering a written notice to the secretary, or

• completing, signing and returning a new proxy form bearing a later date than the form already returned to Computershare.

The written notice or new proxy form must be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025.

Attending the meeting yourself and voting at the meeting
Non-registered (beneficial) shareholders	Registered shareholders

• Write your own name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

• Sign and return the voting instruction form according to the delivery instructions provided.

• Do not complete the instructions section of the voting instruction form as you will be attending and voting online or in person at the meeting.

• If attending the meeting online, you must also register yourself as your proxyholder with Computershare, as described below under “Appointing a proxyholder to represent you and vote at the meeting”. Failure to do so will mean you will be unable to participate or vote online.

• If attending the meeting in person, please check in at the registration desk with our transfer agent, Computershare, when you arrive at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote or participate at the meeting.

• Do not complete or return your form of proxy as you will be voting at the meeting.

• If attending the meeting online, log in online as a registered shareholder as described below under “Attending the meeting online”.

• If attending the meeting in person, please check in at the registration desk with our transfer agent, Computershare, when you arrive at the meeting.

Appointing a proxyholder to represent you and vote at the meeting

The form of proxy or voting instruction form appoints Jacynthe Côté or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your shares online or in person at the meeting. To do this, you must appoint that person as proxyholder as described above under “Voting by proxy before the meeting”.

If the proxyholder will be attending the meeting online, you must register this proxyholder online at computershare.com/RBC2025 no later than 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025 for Computershare to email the proxyholder with a username. Failure to register the proxyholder with Computershare will mean the proxyholder will be unable to register online as a participant or vote online.

If the proxyholder will be attending the meeting in person, the proxyholder will need to check in at the registration desk with our transfer agent, Computershare, when they arrive at the meeting.

Royal Bank of Canada

The annual and special meeting

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

•	FOR the election of our director nominees

•	FOR the appointment of PwC as our auditor

•	FOR the advisory resolution on our approach to executive compensation

•	FOR the amendments to the bank’s stock option plan

•	FOR the amendment to subsection 1.1 of by-law two to increase the maximum aggregate board compensation amount

•	FOR management’s proposals generally

•	AGAINST the shareholder proposals set out in Schedule A

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them, if applicable.

How does RBC solicit proxies?

RBC management solicits proxies for use at our annual and special meeting on April 10, 2025 or any adjournment primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group (Laurel Hill) to help us with this process, among other responsibilities, for a fee of $40,000 for such services, in addition to certain out-of-pocket expenses. Laurel Hill may contact certain non-registered (beneficial) shareholders to assist in exercising their voting rights directly by telephone via Broadridge Investor Communications Corporation’s QuickVote‡ service. We pay all costs associated with soliciting proxies.

Where can I find the voting results?

Following the annual and special meeting, we will post the voting results at rbc.com/annualmeetings and file the results with Canadian securities regulators at www.sedarplus.com.

Attending the meeting online

How do I attend the annual and special meeting online?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting online, securely vote and participate in real time as follows:

•	Log in online at https://meetings.lumiconnect.com/400-347-978-606.

For registered shareholders: Click “I have a login” and then enter your 15-digit control number under username and password: rbc2025 (case sensitive). The 15-digit control number is located on the form of proxy or in the email notification you received with your control number.

For proxyholders: Once appointed and registered as proxyholder as described above under “Attending the meeting yourself and voting at the meeting” and “Appointing a proxyholder to represent you and vote at the meeting”, Computershare will provide you with a username by email after 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025. The password to the meeting is: rbc2025 (case sensitive).

To vote online on the matters put forth at the meeting, you must accept the terms and conditions, thus revoking any and all previously submitted proxies.

If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions once you log in, in which case you will enter the meeting as a guest and you will not be able to vote online or ask questions at the meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Royal Bank of Canada

The annual and special meeting

If you are a non-registered (beneficial) shareholder and you have not appointed yourself as proxyholder, you will only be able to attend the virtual meeting as a guest as follows:

•	Log in online at https://meetings.lumiconnect.com/400-347-978-606, click “I am a guest” and register online.

People attending as guests will not be able to vote online or participate at the meeting.

Registered shareholders, non-registered (beneficial) shareholders and guests can also attend the meeting online at rbc.com/annualmeetings or via telephone at the following numbers:

IMPORTANT: Participants MUST provide the “Participant Passcode” to gain entry to the call.
English:	French:
1. 1-800-952-5114 (Canada and the U.S.) 2. 416-340-2217 (International) Participant Passcode: 9920268#	1. 1-800-952-5114 (Canada and the U.S.) 2. 514-392-1587 (International) Participant Passcode: 6403192#

People attending online at rbc.com/annualmeetings or via telephone will not be able to vote or participate at the meeting.

You should allow at least 15 minutes to check in to the meeting and complete the related registration.

How can a U.S. non-registered (beneficial) shareholder attend the meeting online?

To attend and vote online at the meeting, you must first obtain a legal proxy form from the intermediary that holds your shares and then register in advance of the meeting as follows:

•	Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form.

•

Submit a copy of your legal proxy form to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com to register for the meeting. Requests for registration must be labelled “Legal Proxy” and be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 8, 2025.

•	A confirmation of your registration will be emailed to you after Computershare receives your registration materials.

•	Register your appointment at www.computershare.com/RBC2025.

Once these steps are completed, you may attend the meeting and vote your shares at  https://meetings.lumiconnect.com/400-347-978-606 during the meeting.

Attending the meeting in person

How do I attend the meeting in person?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you have the option to attend the meeting in person after checking in at the registration desk when you arrive at the meeting.

Only registered shareholders and duly appointed proxyholders will be granted access to the in-person meeting. However, non-registered (beneficial) shareholders who have not appointed themselves proxyholders, non-shareholders and other guests will be able to attend the meetings online as described above under “Attending the meetings online”.

Where can I find additional information?

Please contact Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International) if you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or for additional information regarding:

•	voting by proxy before the meeting

•	voting at the meeting

•	attending the meeting online or in person, or

•	other general proxy matters.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be permitted to participate during the meeting. More information, including the rules of procedure and how to participate at the meeting, will be made available at rbc.com/annualmeetings in advance of the meeting.

For information regarding technical and logistical issues related to accessing the meeting online, please visit https://meetings.lumiconnect.com
/400-347-978-606, click on “Technical support/Soutien technique” and follow the instructions.

Royal Bank of Canada

The annual and special meeting

Directors

The nominees

This year, we have 13 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. All 13 of our director nominees speak English fluently, four speak French fluently and one speaks one or more other languages. The information about each director nominee in this circular is current as of February 11, 2025, except as otherwise noted. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated December 3, 2024.

Board composition1

38% of our director nominees are women 31% of our director nominees are Black, Indigenous, people of colour[2] or a member of the LGBTQ+[3] community

The average tenure of our director nominees is 6.2 years

Equity ownership

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs).

Values of shares and DDSUs are based on $170.44 and $131.01, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on February 7, 2025, and February 9, 2024, respectively. None of the nominees hold shares of RBC subsidiaries. The total of RBC securities held as a multiple of the equity ownership requirement for non-executive directors is calculated as of February 7, 2025 and February 9, 2024, respectively.

Attendance

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2024 out of the number of meetings that were held while the nominee was a member.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings and information sessions are scheduled as needed, often on short notice, on matters that arise between regularly scheduled meetings. In fiscal 2024, the board held two information sessions. Meetings of the committees are open to all directors to attend.

1

Based on self-identification. Pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices, the bank is required to disclose whether it has adopted a written policy relating to the identification and nomination of women directors, and the annual and cumulative progress in achieving the policy’s objectives. The bank is also required to disclose how the governance committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. Finally, the bank is also required to disclose whether it has adopted a target regarding women on its board and in executive officer positions as well as the number and proportion of directors and executive officers who are women.

2

Throughout this circular, we will refer to Black, Indigenous and people of colour. These terms include all individuals who self-identify as a race/ethnicity other than White or who “prefer not to say”. In Canada, this includes those that self-identify as Indigenous. Indigenous peoples is a collective name for the original peoples of North America and their descendants. In Canada, the term aboriginal peoples is also used for individuals identifying themselves as First Nations, Inuit or Métis.

3	LGBTQ+ is the acronym for lesbian, gay, bisexual, transgender, queer, plus all non-straight, non-cisgender identities.

Royal Bank of Canada

The annual and special meeting

Mirko Bibic

Toronto, ON, Canada

Age 57 | Director since 2022

Independent

2024 annual meeting

Votes in favour: 98.85%

Areas of expertise

• Business-to-consumer

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• BCE Inc. (2020–present)

Mr. Bibic is President and Chief Executive Officer of BCE Inc. and Bell Canada (a communications and media company) since 2020. Since joining BCE Inc. in 2004, he held a variety of senior leadership positions, including Chief Operating Officer, Executive Vice-President, Corporate Development, and Chief Legal and Regulatory Officer.

Mr. Bibic is a director of Bell Canada and Maple Leaf Sports & Entertainment Ltd.

Mr. Bibic holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Governance	7/7	–

Risk	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	3,851	6,371	10,222	$1,742,170	1.3 x

February 9, 2024	2,016	4,034	6,050	$792,625	0.6 x

Andrew A. Chisholm

Toronto, ON, Canada

Age 65 | Director since 2016

Independent

2024 annual meeting

Votes in favour: 98.85%

Areas of expertise

• Accounting and finance

• Financial services

• Legal/regulatory

• Risk management

Public board memberships

• None

Mr. Chisholm is a corporate director. He joined Goldman Sachs & Co. (a global investment bank) in 1985, and over the course of his career held a variety of senior leadership positions including Head of the Global Financial Institutions Group, Senior Strategy Officer and co-chair of the firm-wide commitments committee.

Mr. Chisholm is a director of RBC US Group Holdings LLC.

Mr. Chisholm is a director of MaRS Discovery District and chair of the board at Evergreen. He is an advisor to Demia, Novisto, riskthinking.AI and Arctern Ventures. Mr. Chisholm is a member of the advisory board and chair of the Centre for Building Sustainable Value of the Richard Ivey School of Business at Western University and the Institute for Sustainable Finance of the Smith School of Business at Queen’s University. He is also a member of the climate strategy advisory board at the Institute of Corporate Directors.

Mr. Chisholm holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Commerce from Queen’s University. He was awarded an Honorary Doctor of Laws from Western University.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Governance	7/7	–

Risk (chair)	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	4,282	29,146	33,428	$5,697,260	4.2 x

February 9, 2024	4,128	24,099	28,227	$3,698,116	2.7 x

Royal Bank of Canada

The annual and special meeting

Jacynthe Côté

Candiac, QC, Canada

Age 66 | Director since 2014

Independent

2024 annual meeting

Votes in favour: 98.47%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and executive
  compensation

Public board memberships

• CGI Inc. (2024–present)

• Transcontinental Inc. (2016–present)

Past public board memberships

• Finning International Inc. (2014–2024)

Ms. Côté is chair of the board of directors of Royal Bank of Canada. She served as the chair of the board of directors of Hydro-Québec from 2018 to 2023, and was President and Chief Executive Officer of Rio Tinto Alcan (a mining and metallurgical company) from 2009 to 2014. Previously, Ms. Côté was President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business unit, after having held various senior leadership positions during her 26-year career.

Ms. Côté is chair of the board of directors of Alloprof, and a director of the CHU Sainte-Justine Foundation.

Ms. Côté holds a Bachelor of Science in chemistry from Laval University and was awarded honorary doctorates by Université du Québec à Chicoutimi and Université de Montréal. She is a fellow of the Institute of Corporate Directors.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board (chair)	8/8	1/1

As board chair, Ms. Côté is not a member of any board committee but attends and participates at committee meetings. In fiscal 2024, she attended 100% of all committee meetings.

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	2,000	37,356	39,356	$6,707,750	4.9 x

February 9, 2024	2,000	32,604	34,604	$4,533,437	3.3 x

Toos N. Daruvala

New York, NY, U.S.A.

Age 69 | Director since 2015

Independent

2024 annual meeting

Votes in favour: 99.48%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Technology/digital

Public board memberships

• OneMain Holdings, Inc. (2022–present)

Mr. Daruvala is a corporate director. From 2016 to 2021, he was Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, he served as Senior Advisor and Director Emeritus for McKinsey & Company, concluding a 33-year career at McKinsey during which he advised financial institutions on a broad range of strategic and operational matters and led the risk management and banking and securities practices (both in the Americas).

Mr. Daruvala is a director of MIO Partners, Inc., the Indian Institute of Technology Bombay Heritage Foundation, the Zoroastrian Entrepreneurship Development Fund and the New York Philharmonic. He is an Adjunct Professor and Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds an MBA from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit	7/7	1/1

Human resources	6/6	1/1

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	11,261	21,969	33,230	$5,663,669	4.2 x

February 9, 2024	9,423	21,164	30,587	$4,007,203	2.9 x

Royal Bank of Canada

The annual and special meeting

Cynthia Devine

FCPA, FCA

Toronto, ON, Canada

Age 60 | Director since 2020

Independent

2024 annual meeting

Votes in favour: 98.95%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Talent management and
  executive compensation

Public board memberships

• Empire Company Limited
  (2013–present)

Ms. Devine is a corporate director. From 2017 until 2024, she held a variety of senior leadership positions at Maple Leaf Sports & Entertainment (a professional sports and entertainment company) including Chief Executive Officer and Chief Financial Officer. From 2015 to 2017, she was Executive Vice-President, Chief Financial Officer and Corporate Secretary of RioCan Real Estate Investment Trust and, from 2003 until 2014, Chief Financial Officer of Tim Hortons Inc.

Ms. Devine is a director of Sobeys Inc. She is a member of the advisory board of the Richard Ivey School of Business at Western University.

Ms. Devine holds an honours Business Administration degree from the Richard Ivey School of Business at Western University. She is a fellow of the Chartered Professional Accountants of Ontario and a fellow Chartered Accountant.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit (chair)[1]	7/7	1/1

Governance	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	13,483	12,099	25,582	$4,360,100	3.2x

February 9, 2024	13,063	9,553	22,616	$2,962,907	2.2 x

1 Effective January 1, 2025, Ms. Devine became chair of the audit committee.

Roberta L. Jamieson

OC

Ohsweken, ON, Canada

Age 72 | Director since 2021

Independent

2024 annual meeting

Votes in favour: 98.93%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Risk management

Public board memberships

• None

Ms. Jamieson is a corporate director. From 2004 to 2020, she was the President and Chief Executive Officer of Indspire (a Canadian Indigenous charity that invests in the education of First Nations, Inuit and Métis people). She was Chief of the Six Nations of the Grand River Territory from 2001 to 2004. She also served for ten years as the Ombudsman of Ontario.

Ms. Jamieson is a director of Deloitte Canada LLP and the Rideau Hall Foundation and also a founding visionary of the Prosperity Project.

Ms. Jamieson holds a Bachelor of Laws from Western University. She is the first First Nations woman to have earned a law degree in Canada. She was awarded the Indigenous Peoples’ Counsel designation by the Indigenous Bar Association and is an officer of the Order of Canada.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Governance	7/7	–

Risk	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	8,763	–	8,763	$1,493,566	1.1 x

February 9, 2024	6,426	–	6,426	$841,870	0.6 x

Royal Bank of Canada

The annual and special meeting

David McKay

O.Ont.

Toronto, ON, Canada

Age 61 | Director since 2014

Not independent (management)

2024 annual meeting

Votes in favour: 99.71%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Mr. McKay is President and Chief Executive Officer of Royal Bank of Canada. Prior to his appointment in 2014, he was Group Head, Personal and Commercial Banking. Mr. McKay started his career at RBC in 1988 and held progressively more senior leadership roles since then.

Mr. McKay is a director of the Bank Policy Institute, the Institute of International Finance, the Business Council of Canada and the Business Council (United States). He is also a member of Catalyst Canada’s advisory board and co-chair of the board of the Business+ Higher Learning Roundtable.

Mr. McKay holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo. He is a Member of the Order of Ontario.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

RBC Equity Ownership

Date as at	Shares (#)	DSUs (#)	Total shares/ DSUs (#)[3]	Total value of shares/DSUs

February 7, 2025	50,547	241,936[1]	292,483	$49,850,788

February 9, 2024	47,769	226,226[2]	273,995	$35,896,159

1 Represents 219,752 performance-deferred share units under the performance-deferred share unit program and 22,184 deferred share units (DSUs) under the deferred share unit program for executives (see the description of these programs on pages 75 and 78 respectively).

2 Represents 204,855 performance-deferred share units under the performance-deferred share unit program and 21,371 deferred share units under the deferred share unit program for executives.

3 Mr. McKay does not receive separate compensation for his services as a director. For the share ownership requirement applicable to Mr. McKay as CEO, along with his total holdings as a multiple of that requirement as of October 31, 2024, refer to page 87.

Amanda Norton

Charlotte, NC, U.S.A.

Age 58 | Director since 2024

Independent

2024 annual meeting

Votes in favour: 99.73%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Past public board memberships

• Credit Suisse Group (2022–2023)

Ms. Norton is a corporate director. She was Chief Risk Officer of Wells Fargo from 2018 to 2022. From 2011 until 2018, she held a variety of senior leadership positions at JPMorgan Chase, including Chief Risk Officer of Consumer and Community Banking. Ms. Norton was Chief Risk Officer, Mortgage and Head Market Risk at Ally Financial Inc. from 2009 to 2011 and also spent 14 years at Bank of America Corporation in various risk management, treasury and portfolio management roles.

Ms. Norton is a director of Generation Investment Management and a trustee of the Nature Conservancy, North Carolina Chapter.

Ms. Norton holds a Bachelor of Science in Mathematics and Statistics (First Class) from the University of Bath, U.K.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	6/6	1/1

Human resources	2/2	1/1

Risk	4/4	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	954	–	954	$162,600	0.1 x

1 Effective February 1, 2024, Ms. Norton was appointed a director. She joined the human resources and risk committees effective April 10, 2024.

Royal Bank of Canada

The annual and special meeting

Barry Perry

St. John’s, NL, Canada

Age 60 | Director since 2023

Independent

2024 annual meeting

Votes in favour: 99.72%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Talent management and
  executive compensation

Public board memberships

• Capital Power Corporation
  (2021–present)

Past public board memberships

• Fortis, Inc. (2015–2020)

Mr. Perry is a corporate director. He was President and Chief Executive Officer of Fortis, Inc. (a utility company) from 2015 to 2020, and Executive Vice-President of Finance and Chief Financial Officer from 2004 to 2014.

Prior to joining Fortis, Mr. Perry was Vice-President of Finance and Chief Financial Officer of Fortis-owned Newfoundland Power and, prior to that, Vice-President and Treasurer of Abitibi-Consolidated.

Mr. Perry is a director of the Canada Pension Plan Investment Board.

Mr. Perry holds a Bachelor of Commerce from Memorial University of Newfoundland and is a Chartered Professional Accountant.

Attendance (96% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit	7/7	1/1

Human resources	5/6	1/1

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	32,456	3,654	36,110	$6,154,602	4.5 x

February 9, 2024	32,456	1,417	33,873	$4,437,704	3.3 x

Maryann Turcke

Toronto, ON, Canada

Age 59 | Director since 2020

Independent

2024 annual meeting

Votes in favour: 98.76%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Technology/digital

Public board memberships

• Skyworks Solutions (2023–present)

• Frontier Communications Parent, Inc.
  (2021–present)

Past public board memberships

• Playmaker Capital (2021–2024)

Ms. Turcke is a corporate director. She was previously Chief Operating Officer of the National Football League (NFL) and President, NFL Networks from 2017 to 2021. Before joining the NFL in 2017, Ms. Turcke was President, Bell Media after having held a variety of senior leadership roles during her 12 years at Bell Canada.

Ms. Turcke is chair of the board at The Curling Group and a director of Diamond Sports Group. She is on the advisory board of Georgian and is a director of the Hospital for Sick Children Foundation.

Ms. Turcke holds an MBA and a Bachelor of Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit	7/7	1/1

Governance (chair)	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	1,000	15,214	16,214	$2,763,387	2.0 x

February 9, 2024	1,000	12,182	13,182	$1,726,948	1.3 x

Royal Bank of Canada

The annual and special meeting

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 64 | Director since 2015

Independent

2024 annual meeting

Votes in favour: 99.33%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and
  executive compensation

Public board memberships

• TC Energy Corporation (2017–present)

Mr. Vandal is President of Axium Infrastructure U.S. Inc. (an investment management firm). From 2005 to 2015, he was President and Chief Executive Officer of Hydro-Québec.

Mr. Vandal is Governor Emeritus of McGill University.

Mr. Vandal holds an MBA in finance from Université de Montréal and an engineering degree from École Polytechnique de Montréal. He is a fellow of the Canadian Academy of Engineering.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Human resources (chair)	6/6	1/1

Risk	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	1,397	32,907	34,304	$5,846,660	4.3 x

February 9, 2024	1,350	29,227	30,577	$4,005,884	2.9 x

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada

Age 61 | Director since 2019

Independent

2024 annual meeting

Votes in favour: 99.54%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Talent management and
  executive compensation

Public board memberships

• None

Mr. Vettese is co-founder of SummitNorth (a capital and advisory company). He was Managing Partner and Chief Executive Officer of Deloitte Canada from 2012, and a member of Deloitte’s Global Executive from 2007 until 2019. Over the course of his career with Deloitte, Mr. Vettese served in a number of senior leadership positions, including Chair of the Americas Executive and Global Managing Partner, Financial Advisory. Mr. Vettese was also a member of the Canadian Executive and Board and the Global Board at Deloitte. From 2016 to 2019, he also served as Deloitte Canada’s Chief Inclusion Officer.

Mr. Vettese is a director of RBC US Group Holdings LLC.

Mr. Vettese is a trustee of the Hospital for Sick Children. He is on the advisory boards of SandboxAQ, Delos Living LLC, as well as on the Dean’s Global Council at the Schulich School of Business at York University.

Mr. Vettese holds an MBA and a Bachelor of Business Administration from the Schulich School of Business at York University. He was awarded an Honorary Doctor of Laws from York University. Mr. Vettese is a fellow of the Chartered Professional Accountants of Ontario and the Canadian Institute of Chartered Business Valuators.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit[1]	7/7	1/1

Human resources	6/6	1/1

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	9,570	19,382	28,952	$4,934,517	3.6 x

February 9, 2024	9,570	15,261	24,831	$3,253,177	2.4 x

1 Effective January 1, 2025, Mr. Vettese retired as chair of the audit committee.

Royal Bank of Canada

The annual and special meeting

Jeffery Yabuki

Fox Point, WI, U.S.A.

Age 64 | Director since 2017

Independent

2024 annual meeting

Votes in favour: 99.28%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Technology/digital

Public board memberships

• Nasdaq, Inc. (2023–present)

• Sportradar Holding AG (chair)
  (2021–present)

Past public board memberships

• SentinelOne, Inc. (2021–2023)

• Fiserv, Inc. (2005–2020)

Mr. Yabuki is the Chief Executive Officer and chair of InvestCloud, Inc. (a technology company). He was a corporate director from 2020 to 2023.

From 2005 to 2020, Mr. Yabuki held a variety of senior leadership roles at Fiserv Inc., including President and Chief Executive Officer, Chairman and Executive Chairman. Prior to joining Fiserv, he was Executive Vice-President and Chief Operating Officer of H&R Block, Inc., and he was also a senior officer at American Express Co. for 12 years.

Mr. Yabuki is chairman of Motive Partners GP, LLC. He is chair of the board of trustees of the Milwaukee Art Museum and a trustee of the Los Angeles County Museum of Art. He is also a member of the Wisconsin Governor’s Task Force on Workforce and Artificial Intelligence.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Human resources	6/6	1/1

Risk	7/7	–

RBC Equity Ownership

Date	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
as at	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

February 7, 2025	6,900	21,502	28,402	$4,840,811	3.6 x

February 9, 2024	6,900	18,611	25,511	$3,342,163	2.5 x

Royal Bank of Canada

The annual and special meeting

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in attracting the right talent and expertise against the backdrop of a financial services transformation shaped by an increasingly competitive global marketplace, evolving expectations of regulators and other stakeholders, and by macroeconomic, technological and geopolitical developments.

As the matrix shows, the director nominees for 2025 present a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives. All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

The governance committee also reviews board composition in light of the board’s diversity objectives as part of our commitment to a balanced and diverse board.

Competencies and experience
Accounting and finance		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business-to-consumer	✓				✓	✓	✓	✓	✓	✓
Financial services		✓		✓			✓	✓				✓	✓
Legal/regulatory	✓	✓	✓			✓			✓		✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Talent management and executive compensation			✓		✓				✓		✓	✓
Technology/digital	✓			✓						✓			✓
Business transformation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓	✓		✓	✓	✓	✓				✓
CEO experience	✓		✓		✓	✓	✓		✓		✓	✓	✓
Environmental, social or governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
U.S. expertise		✓		✓			✓	✓	✓	✓	✓	✓	✓

1	Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other major competencies as well.

Royal Bank of Canada

The annual and special meeting

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives within our risk appetite and provide effective guidance to and oversight of management. The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	size, complexity and geographic scope of RBC

•	expected time commitment of directors

•	overall expertise and experience required

•	need for compensation that is fair and positions RBC to attract highly qualified directors, and

•	alignment of interests between directors and shareholders.

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) of similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions of similar size, complexity, business mix, scale of operations outside their home country and financial condition.

Canadian comparator group

Financial institutions

•  Bank of Montreal

•  Canadian Imperial Bank of Commerce

•  The Bank of Nova Scotia

•  The Toronto-Dominion Bank

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

Non-financial institutions • BCE Inc. • Canadian National Railway Company • Enbridge Inc. • Nutrien Ltd. • Suncor Energy • TC Energy Corporation

U.S. and international reference group

U.S. financial institutions

•  Bank of America Corporation

•  Citigroup Inc.

•  JPMorgan Chase & Co.

•  PNC Financial Services Group, Inc.

•  U.S. Bancorp

•  Wells Fargo & Company

International financial institutions • Australia and New Zealand Banking Group Limited • Commonwealth Bank of Australia • National Australia Bank • Westpac Banking Corporation

Compensation structure

We believe in a simple and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, meeting attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC. Directors do not receive any additional travel or meeting fees and are paid in Canadian dollars, regardless of country of residence.

In fiscal 2024, RBC directors were compensated as follows:

Annual retainers	($)

Director	340,000
Board chair	275,000
Committee chair	60,000

David McKay, as President and Chief Executive Officer (CEO) of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

Royal Bank of Canada

The annual and special meeting

No changes to compensation

There are no changes recommended or approved for 2025.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Equity ownership requirement

Directors are required to own RBC equity with a total aggregate value of at least four times the total director retainer ($1,360,000 in fiscal 2024) within five years of joining the board. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as RBC common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of a common share over the five preceding trading days.

Directors must invest at least 60% ($204,000 in fiscal 2024) of their annual director retainer (the equity portion) in either common shares or DDSUs. Until a director owns at least 1,000 common shares, the equity portion of the director retainer is paid in common shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual director retainer in either DDSUs or common shares. Directors cannot sell common shares purchased with the equity portion of their annual director retainer or redeem any DDSUs until they retire from the board.

The board chair must also invest at least 60% ($165,000 in fiscal 2024) of the annual board chair retainer in either RBC common shares or DDSUs. The board chair cannot sell shares purchased with the equity portion of the annual director or board chair retainers or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Both Mr. Chisholm and Mr. Vettese serve on the board of RBC US Group Holdings LLC (RBC US), our U.S. intermediate holding company. In fiscal 2024, Mr. Chisholm was paid an annual RBC US director retainer of US$175,000. Mr. Vettese was appointed to the board of RBC US effective June 17, 2024, and was paid a pro-rated portion of the annual RBC US director retainer in the amount of US$72,917.

Royal Bank of Canada

The annual and special meeting

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2024. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In fiscal 2024, as a whole, directors received 96.6% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Common shares/ DDSUs	Cash

M. Bibic	340,000	–	340,000	340,000	–

A. Chisholm[1,2]	400,000	243,845	643,845	643,845	–

J. Côté[3]	615,000	–	615,000	547,000	68,000

T. Daruvala	340,000	–	340,000	340,000	–

C. Devine	340,000	–	340,000	340,000	–

R. Jamieson	340,000	–	340,000	340,000	–

A. Norton[4]	255,000	–	255,000	153,000	102,000

B. Perry	340,000	–	340,000	340,000	–

M. Turcke[5]	400,000	–	400,000	400,000	–

B. van Kralingen[6]	170,000	–	170,000	170,000	–

T. Vandal[7]	400,000	–	400,000	400,000	–

F. Vettese[1,8],9	400,000	101,602	501,602	501,602	–

J. Yabuki	340,000	–	340,000	340,000	–

TOTAL	4,680,000	345,447	5,025,447	4,855,447	170,000

1

Fees under “All other compensation” reflect the annual board retainer for serving on the board of RBC US. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3934 on the last trading day of the 2024 fiscal year (October 31, 2024).

2	Fees include the risk committee chair retainer.
3	Fees include the board chair retainer.
4	Ms. Norton was appointed to the board effective February 1, 2024, and received a pro-rated portion of the annual board retainer.
5	Fees include the governance committee chair retainer.
6

Ms. van Kralingen retired on April 11, 2024. In fiscal 2024, she attended four board meetings, one special board meeting, four audit committee meetings and three human resources committee meetings. In recognition of her contribution, RBC donated $50,000 to a charity of her choice. Ms. van Kralingen did not receive any financial benefit from this donation.

7	Fees include the human resources committee chair retainer.
8	Fees include the audit committee chair retainer.
9	Mr. Vettese was appointed to the board of RBC US effective June 17, 2024, and received a pro-rated portion of the annual RBC US retainer.

Royal Bank of Canada

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices that are aligned with our strategy and risk appetite. We believe that good governance is more than overseeing RBC and its practices – it requires transparency, accountability and integrity. It means having an independent board that actively engages with stakeholders, understands the business and its risks, constructively challenges management, navigates the complexities of a changing world and upholds robust standards and principles to guide RBC in delivering on its Purpose of helping clients thrive and communities prosper, while enhancing value for its shareholders.

 The core principles that drive our approach

Culture and conduct By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders and other stakeholders.

Strategic oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and the bank’s risk appetite.

Risk oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk-aware culture throughout RBC.

Independence Independence from the bank and management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability

Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act (Canada) and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders and other stakeholders.

We define the values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Shareholders
Appoint
Auditors
Elect
Engage(s)
Regulators
Open dialogue
Board of directors
Governance committee
Human resources committee
Appoints
Risk committee
Audit committee
Risk management / Compliance / Anti-money laundering
Finance / Internal Audit
Group Executive[1]
Oversight functions[1]

1	The board approves the appointment of the Group Executive as well as the heads of the oversight functions who are not members of the Group Executive.

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic, financial and risk planning, oversees major transactions and reviews management’s performance and effectiveness. The Bank Act (Canada) and the Office of the Superintendent of Financial Institutions’ (OSFI) Corporate Governance Guideline specify important matters the board must address, such as the approval of financial statements and declarations of dividends, enterprise strategy and risk appetite. The board reserves the right to make certain decisions and delegates others to management. Management requires board approval for matters that exceed certain dollar thresholds.

Royal Bank of Canada

Governance

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see pages 41 to 42 for more information on nominating board members). The governance committee also recommends committee membership and committee chair successors and oversees the process for board chair succession. Directors serve on two committees at a time, and many directors serve on every committee during their tenure as director.

The governance committee reviews board, committee and chair mandates, which outline areas of responsibility and oversight, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board, its committees and the board and committee chairs are adaptive and responsive to new requirements and continue to practice strong oversight.

The governance committee chair, as well as each committee chair, reports to the board following each committee meeting.

Role of the board chair

Jacynthe Côté is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The board chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 46) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	periodically attends board meetings and meets with independent directors of certain subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair, board committees and committee chairs at rbc.com/governance.

Royal Bank of Canada

Governance

What the directors oversee

Culture and conduct

•  Establish the tone from above and champion RBC values, as set out in the bank’s Code of Conduct

•  Set and expect the highest standards of conduct and integrity at RBC to build and maintain the trust of the bank’s clients, shareholders, employees and communities we operate in

•  Promote a respectful environment and encourage employees to help shape our culture by speaking up and challenging behaviours when they do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge management in setting enterprise strategy and monitor its implementation and effectiveness

•  Annually approve the strategic plan, taking into account the opportunities and risks of our businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee strategic risk management by approving risk management frameworks and policies

•  Promote a strong risk-aware culture and monitor that conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators, including to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting, financial reporting, legal and regulatory requirements

•  Oversee the qualifications, performance and independence of the external auditors and the performance of the internal audit function

•  Monitor the implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO, the Group Executive and heads of the oversight functions who are not members of the Group Executive

•  Evaluate and approve the compensation of the CEO, the Group Executive and heads of the oversight functions who are not members of the Group Executive in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of talent and for increasing diversity and inclusion for all employees at all levels of the organization

Sustainability

•  Oversee the bank’s approach to sustainability matters, including community investment, management of environmental and social (E&S) risks and opportunities and how we conduct business to meet high standards of E&S responsibility

•  Review and approve the RBC Purpose Framework – Ideas for People and PlanetTM, as well as (i) our enterprise climate strategy to support the transition to a low-carbon and resilient economy – the RBC Climate Blueprint; (ii) our enterprise strategy to help our employees and the communities where we operate keep pace with the changing world of work – the RBC Skills Blueprint; and (iii) our enterprise strategy for providing fair and inclusive opportunities to our clients, employees and the communities where we operate – the RBC Equitable Opportunities Blueprint, as well as assess progress against each strategy

•  Oversee the bank’s key enterprise-wide sustainability disclosures, including annual enterprise sustainability reporting, the Human Rights Position Statement and the Statement Regarding Modern Slavery

Corporate governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop and implement corporate governance principles and guidelines and monitor best governance practices

Royal Bank of Canada

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance at an enterprise level and the governance committee coordinates this oversight. Effective oversight by the board is supported by defined mechanisms for escalating subsidiary risk and governance issues, formal and informal touchpoints between the board, senior management and local subsidiaries and regular enterprise-wide subsidiary reporting and approval of key enterprise-wide frameworks. In addition, the board chair and committee chairs periodically attend subsidiary board and committee meetings and meet with independent directors of certain subsidiaries.

The corporate governance of RBC subsidiaries is managed by the Subsidiary Governance Office through a network of global subsidiary offices that act as regional corporate governance hubs. This centralized governance model brings together global oversight and local expertise, driving consistency, transparency and responsiveness to evolving business needs, best practices and regulatory requirements and expectations while maintaining strong oversight and escalation mechanisms.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to support the RBC board in advancing the strategic priorities of RBC and its subsidiaries while providing oversight and effective challenge to management. We continue to focus on the representation of women, as well as other underrepresented groups on our subsidiary boards aligned to enterprise diversity and inclusion strategies, and leverage the subsidiary board experience to build talent for growth across the enterprise.

Culture and conduct

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust of our clients, employees and shareholders, as well as the communities we operate in. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee culture and conduct is broad and requires that we adopt a continuous improvement mindset towards our practices.

To that end, the governance committee oversees the management of culture and conduct and monitors emerging trends and best practices through board and committee reporting on culture and conduct risks, such as client outcomes, organizational and employee conduct and risk culture, as well as the impact on the integrity of the financial markets we operate in and on our reputation.

The governance committee meets with the Chief Human Resources Officer, Chief Risk Officer, Chief Legal and Administrative Officer and Chief Compliance Officer to review key matters and progress on programs that strengthen enterprise culture and conduct risks practices.

We also encourage our employees to help shape our culture by speaking up and challenging behaviours when they do not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of required behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies and engage in sales practices that are fair and not misleading.

The board closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses. Consistent with industry standards, the board approves the Code of Conduct every two years or more frequently as required to ensure continued alignment with evolving regulatory expectations and industry best practices. The board last approved the Code of Conduct in December 2024.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues and requires directors, senior management, employees, and contract workers to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns through various channels without any form of retaliation. The RBC global conduct hotline is a confidential channel that is accessible to all employees to raise concerns and report misconduct. A third-party, independent of RBC, administers the hotline and employees can use it anonymously.

Royal Bank of Canada

Governance

We have an online learning program and annual employee testing and acknowledgement to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption, and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with applicable law.

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with Canadian securities regulators at www.sedarplus.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in fiscal 2024.

Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. Employees and contract workers, senior management, directors and third parties are encouraged to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls via the RBC global conduct hotline. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other personal or business interests. As part of its oversight of conduct review, the governance committee establishes and monitors procedures to resolve conflicts of interest. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed and, in the case of a director, will not vote or participate in the decision.

The governance committee is responsible for overseeing transactions with directors and senior officers of the bank who are related parties as defined under the Bank Act (Canada). It periodically approves the procedures governing permitted transactions with related parties and receives regular reports to ensure that transactions with related parties comply with the Bank Act (Canada) and internal procedures.

Royal Bank of Canada

Governance

Sustainability1 matters

A purpose-driven approach to create long-term, sustainable value

RBC has a long history of supporting sustainability matters and initiatives. From the days of RBC’s first community investment in 1891, we have been active in the communities we operate in, and we engage on important issues relevant to our business and society.

Our Purpose Framework – Ideas for People and PlanetTM aims to address certain pressing societal challenges that could impact the success of our business, both today and into the future: urgent environmental crises, a rapidly changing workforce and growing inequalities. It identifies our three ambitions which can help address these challenges and where we believe we can have a meaningful impact: support the transition to a net-zero economy, equip people with skills for a thriving future and drive more equitable opportunities for prosperity. Our ambitions aim to align to RBC’s strategy and goals, which are focused in areas where our impact can be meaningful to the businesses we are in and the communities we operate in.

In January 2025, the board approved the strategies that underpin these three ambitions: the revised RBC Climate Blueprint, the RBC Skills Blueprint and the RBC Equitable Opportunities Blueprint. The following section provides an overview of these blueprints and key highlights for 2024.

We will measure and track our progress and evolve our strategies to be responsive to the needs of our clients and communities.

RBC Purpose Framework *– Ideas for People and Planet*

SOCIETAL CHALLENGES	OUR AMBITIONS
Urgent Environmental Crises	Support the transition to a **net-zero economy**
Rapidly Changing Workforce	Equip people with **the skills for a thriving future**
Growing Inequalities	Drive more **equitable opportunities** for prosperity

RBC®

OUR CONTRIBUTIONS

Mobilize Climate Action

Help the transition to a low-carbon and resilient economy by advancing initiatives that address climate change and those that support nature.

Support Financial Wellbeing

Enable individuals and small businesses to build confidence, establish financial security and reach their goals through dedicated products, services, and ecosystem partnerships.

Invest for Skills

Co-create solutions and support the delivery of programs that help people find meaningful work today and prepare them for the jobs of tomorrow.

Champion Inclusion

Embody a culture of inclusivity and belonging by enhancing and supporting opportunities that help employees, clients, and communities thrive.

Strengthen Community Resilience

Help communities adapt for the immediate and future needs generated by a rapidly changing world through community investment and engagement activities.

PURPOSE FRAMEWORK GUIDING PRINCIPLES

- Enable change through leadership and influence
- Build trust through transparency
- Advance human rights and reconciliation
- Use data and technology for good

1	“Sustainability” in this section of the circular refers to environmental and social matters.

Royal Bank of Canada

Governance

The RBC Climate Blueprint

The RBC Climate Blueprint, which represents our climate strategy, was originally published in 2019 and was last revised in January 2025. It outlines the priorities and actions to support our goal to be the bank of choice for the transition to a low-carbon and resilient economy.1

Our strategy is to support our clients across sectors in the transition, while focusing first on the areas that we believe present the greatest opportunities and risks.2 RBC provides financing to support the growth of low-carbon energy, while also providing financing to meet current energy needs, including traditional sources of energy such as oil and gas. RBC is playing its role in helping our clients in the transition to a low-carbon economy, including supporting clients in high-emitting, hard-to-abate sectors in their efforts to decarbonize. The transition will depend on the collective efforts and actions of a wide range of parties, and to advance climate solutions, RBC is engaging, informing, and collaborating with others. As part of this journey, we are committed to integrating climate considerations into our business and operations, including reducing emissions in our operations and supply chain.

We will continue to update our climate strategy to reflect the impact certain external factors, such as the complex and evolving nature of climate-related measurement methodologies, may have on our strategy.

Key 2024 highlights

•

Completed the first year of client engagement under RBC’s Client Engagement Approach on Climate – Energy Sector, which outlines RBC Capital Markets’ approach to engagement with its energy sector clients on their plans for the transition[3]

•	Released The RBC Climate Action Institute’s inaugural annual report on Canada’s net-zero progress, exploring the challenges and opportunities for Canada’s climate journey

•

RBC Tech for Nature supported 140+ community investment partners in areas such as agriculture, energy and nature-based climate solutions through $29 million in community investments, an increase of 38% from 2023. Since 2019, RBC, RBC Foundation and RBC Foundation USA have invested $90 million of the $100 million commitment by 2025 to help address climate change and biodiversity loss, with the remainder to be invested in 2025

•

Announced plans to accelerate the retrofit of the Canadian branch network where we are responsible for heating, ventilation and air conditioning equipment by investing $35 million over three years (2025–2027) in the first phase through the installation of energy efficient, low-carbon heating and cooling systems such as heat pumps, which will replace aging equipment

The RBC Skills Blueprint

RBC has an interest in helping those within and beyond our workforce develop skills to thrive as the world of work changes. Providing our employees and communities where we operate with support to develop in-demand skills and pursue meaningful careers is important to sustain our culture of high performance and to help improve lives in these communities. Our goal is to help our employees and communities where we operate keep pace with the changing world of work to drive mobility, innovation and resilience.4

Key 2024 highlights

•	Over 3 million hours collectively invested by our workforce in building their technical, personal and business skills[5]

•

Through the RBC Foundation Green Skills Scholarships Program, RBC Foundation, in partnership with Universities Canada, awarded scholarships of up to $5,000 to 40 students aged 25+ in 2024 committed to returning and reskilling within buildings and construction, agriculture and food production, transportation, waste management and recycling, and renewable energy

•

Through RBC Emerging Artists, RBC and RBC Foundation donated over $10 million in 2024 to approximately 200 charities and not-for-profit organizations to help equip the next generation of creatives with skills for a thriving future. Since 2004, investment in arts organizations have reached over $140 million, supporting over 51,500 creatives

1	Please refer to the RBC Climate Blueprint (available at rbc.com/our-impact) for more information on this blueprint, including how certain key words used in this paragraph are defined.
2

Certain aspects of RBC’s climate strategy are not inclusive of the investment advisory or broker-dealer activities, or the assets under management or administration, of RBC Global Asset Management (RBC GAM) or RBC Wealth Management (RBC WM). RBC GAM operates through indirectly wholly owned subsidiaries of the bank including, but not limited to: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Indigo Asset Management Inc., RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited and RBC Global Asset Management (Asia) Limited. RBC WM operates through indirectly wholly owned subsidiaries of the bank including, but not limited to: (i) RBC Dominion Securities Inc. (Member–Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member–Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Phillips, Hager & North Investment Counsel Inc., RBC Capital Markets, LLC, RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company; (ii) City National Bank and its subsidiaries; and (iii) Brewin Dolphin Holdings Limited and its subsidiaries.

3	The Client Engagement Approach on Climate – Energy Sector is available at rbc.com/climate.
4	Please refer to the RBC Skills Blueprint (available at rbc.com/our-impact) for more information on this blueprint, including how certain key words used in this paragraph are defined.
5

Training hours encompass the cumulative time devoted to various learning initiatives in 2024, including technical, business and compliance related training from our Learning Management System. In addition, training hours include business-segment-led training and informal learning hours, including learning hours in leadership development programs, diversity and inclusion learning events and hours spent in learning applications. Excludes City National Bank as this subsidiary has not been integrated onto our primary human resources (HR) platform.

Royal Bank of Canada

Governance

•

Through RBC Future Launch, RBC and RBC Foundation provided $59 million in 2024, helping set up Canadian youth in the communities we operate in with skills needed for a thriving future. Since 2017, RBC Future Launch has reached over 8.4 million Canadian youth and provided $451 million of the $500 million commitment by 2025 through more than 960 partner programs

The RBC Equitable Opportunities Blueprint

In the face of widening inequalities, providing fair and inclusive opportunities is important for the wellbeing of society and for the long-term success of our business. RBC looks for ways to turn ideas into action and help our clients become more financially stable, improve the strength and resilience of our communities, and develop our employees’ career potential. While we recognize that we cannot do this alone, we are dedicated to doing our part. Our goal is to be known by our clients, communities and employees for providing fair and inclusive opportunities for prosperity.1

Key 2024 highlights

•

Continued to help Canadians navigate their personal relationships with money by expanding My Money MattersTM (originally launched in October 2023), a website with content, resources and tools (visited over 2.5 million times since launching) and continued to expand access to Mydoh®, RBC’s money management application for households, which has reached over 230,000 Canadians since 2021, helping youth build their financial literacy skills

•

In connection with the HSBC Canada acquisition, RBC committed to provide $7 billion in financing for the construction, retrofitting and renovation of affordable and sustainable housing in Canada over five years[2]

•

Established the RBC Foundation Community Infrastructure Fund with the goal of helping increase accessibility and environmental sustainability in our communities. In 2024, RBC Foundation provided over $6 million to 35 projects across Canada to support retrofits, repairs and upgrades of existing community spaces, as well as the construction of new spaces

•

Continued to receive external validation of the actions RBC has taken to create a welcoming and inclusive place to work through recognition as one of Canada’s Top 100 Employers[3], Canada’s Best Diversity Employers[3], Canada’s Best Workplaces for Women[4], and one of the Best Places to Work for Disability Inclusion in Canada in 2024[5] in the inaugural Canada 100 Disability Equality Index

Sustainability governance and oversight model

Our sustainability governance model is designed to balance the board and its committees’ oversight of sustainability-related matters with subject-matter expertise rooted within functions and businesses across the bank.

The executive sustainability council is designed to provide strategic advisory on sustainability topics, including climate. In 2024, the membership of the executive sustainability council was refreshed with Group Executive delegates for each business segment and function.

In addition, in 2024, we continued to evolve our climate governance, establishing a climate executive council to oversee the bank’s climate strategy, including progress against goals and targets, and make decisions related to strategic climate matters. It also provides recommendations to Group Executive on significant climate decisions for management approval, such as updates to our strategy, targets and goals.

1	Please refer to the RBC Equitable Opportunities Blueprint (available at rbc.com/our-impact) for more information on this blueprint, including how certain key words used in this paragraph are defined.
2

Based on the Canada Mortgage and Housing Corporation MLI Select affordability, accessibility and energy efficiency criteria for multi-unit rental housing projects (for more information, please visit www.cmhc-schl.gc.ca). Eligible projects that contain affordable housing units may also include certain components that meet some of the energy efficiency or accessibility criteria.

3	MediaCorp Canada Inc.
4	Great Place to Work Institute.
5	Disability:IN.

Royal Bank of Canada

Governance

The following model depicts the organizational structure for the governance of sustainability-related matters at RBC.

Royal Bank of Canada

Governance

Board oversight of sustainability

The board and its committees provide oversight of the bank’s strategic approach to sustainability matters, including climate change, with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within the business segments and functions across the bank.

Key responsibilities	Spotlight on key 2024 highlights
Board

•   Responsible for the bank’s business plan, strategy, risk appetite and culture

•   Oversees our strategic approach to sustainability, which includes how we manage climate-related risks and opportunities (including target setting and monitoring progress towards those targets), community investment, as well as our enterprise approach to social matters including diversity and inclusion

Engaged with management on the evolving climate change landscape and trends and received an update on the bank’s climate strategy and actions in response
Received an update on the bank’s climate strategy, including external perspectives, RBC’s Client Engagement Approach on Climate – Energy Sector and trends in client activities
Received an update on the Personal Banking retail strategy, which included a discussion on sustainable finance
Reviewed and approved the Enterprise Risk Appetite Framework which incorporates consideration of E&S-related risks
Reviewed the updated Sustainable Finance Framework
Audit committee[1]

•   Oversees the bank’s financial reporting, and related internal controls and disclosure controls and procedures, including the E&S-related disclosures in the bank’s annual report

•   Supports the governance committee in overseeing annual enterprise sustainability reporting

Oversaw the bank’s annual financial reporting process and recommended the bank’s annual report, including E&S-related disclosures, for approval by the board

Received updates on the evolving ESG disclosure landscape, including regulatory and standard-setting developments in relation to climate change such as OSFI Guideline B-15 – Climate Risk Management (OSFI Guideline B-15), and the bank’s advocacy actions in response (also received by the governance committee)

Received an update on RBC’s ESG disclosure strategy and controls including an overview of RBC’s ESG reporting journey and mandatory disclosure requirements, supplemented with industry insights on the evolving landscape (jointly with the governance committee)

Reviewed the 2023 Climate Report, ESG Report and Public Accountability Statement
Governance committee[1]

•   Advises the board on sustainability matters, including climate change, and provides oversight and coordination over sustainability for the board and its committees

•   Advises on the status and adequacy of the bank’s efforts to meet high standards of environmental and social responsibility

•   Oversees sustainability disclosures including annual enterprise sustainability reporting

Reviewed the Client Engagement Approach on Climate – Energy Sector
Reviewed and approved the 2023 Climate Report, ESG Report and Public Accountability Statement

Received updates on trends on investor and proxy advisor perspectives regarding ESG, including climate as well as updates on stakeholder engagement including the board’s response to ESG-related shareholder proposals

Received an update on the evolving ESG disclosure landscape, including OSFI Guideline B-15 and the greenwashing amendments to the Competition Act (Canada)
Reviewed and approved the 2023 Statement Regarding Modern Slavery (Canada, U.K. and Australia) and reviewed the RBC Human Rights Position Statement

Received updates on the third-party racial equity audits of the bank’s employment practices and business and commercial practices (also received by the human resources committee) and a presentation of the initial development of RBC’s Reconciliation Action Plan framework

Reviewed and discussed Sustainability & Impact’s 2025 strategy (jointly with the audit committee) and reviewed and recommended the board approve the 2025 global community investment commitment and the RBC Foundation budget

Human resources committee

•   Oversees the bank’s compensation principles, policies and programs

•   Recommends for board approval, CEO and Group Executive compensation, including incentives, which consider environmental sustainability, social and governance factors

•   Responsible for talent management and human resources strategies

Reviewed and recommended the board approve CEO and Group Executive compensation for fiscal 2024, which considered environmental sustainability, social and governance practices in the bank’s short-term incentive program and a discretionary climate-based modifier[2] related to progress towards the strategic priorities of the RBC Climate Blueprint[3] to the mid- and long-term incentive program, as more fully described on page 76 of this circular

Received updates on executive staffing and progress on representation goals at each regular meeting
Received updates on the third-party racial equity audits of the bank’s employment practices and business and commercial practices (also received by the governance committee)
Risk committee

•   Oversees significant and emerging risks to the bank, including E&S risks

•   Recommends for board approval our Enterprise Risk Appetite Framework, which incorporates consideration of E&S risks when making risk management decisions

Approved the updated Enterprise Policy on Capital Adequacy which incorporated climate-related risks pursuant to OSFI Guideline B-15
Reviewed the results of annual stress testing, which included climate-related physical and transition risk events (jointly with the audit committee)
Received updates on E&S risks, including industry trends, regulatory developments and stakeholder perspectives in relation to climate change
Reviewed and recommended the board approve the Enterprise Risk Appetite Framework and approved the Enterprise Risk Management Framework, which incorporate consideration of E&S risk

1

Beginning January 30, 2025, the audit committee assumed responsibility for approving the bank’s annual enterprise sustainability reporting. Previously, the governance committee was responsible for approving the bank’s annual enterprise sustainability reporting.

2

Excludes the CEO and Group Head, RBC Capital Markets, who participates in the Capital Markets Compensation Program. Refer to pages 77 to 78 for our discussion of how sustainability factors are incorporated into the Capital Markets Compensation Program.

3

The board approved CEO and Group Executive compensation in December 2024 (fiscal 2025), prior to the adoption by the board of the revised RBC Climate Blueprint, the RBC Skills Blueprint and the RBC Equitable Opportunities Blueprint.

Royal Bank of Canada

Governance

Providing fair and inclusive opportunities

Maintaining a workplace where our employees are supported to perform at their best, effectively collaborate, drive innovation, and grow professionally helps to bring our Purpose to life and generate value for our clients and communities. RBC strives to deliver this support through policies and programs that are intended to foster greater inclusion and fairness for all employees.

The board encourages diversity and inclusion at all levels of the organization. Through its human resources committee, it oversees RBC’s diversity and inclusion strategic priorities and receives regular updates on their implementation. We have several programs and initiatives in place to promote and incorporate fairness and inclusivity for all employees within our recruiting and hiring processes, leadership pipeline, and our pay, promotion and development practices, in line with the RBC Equitable Opportunities Blueprint.

Further details on our approach to diversity and inclusion, including our strategic priorities can be found at rbc.com/diversity.

Our commitment to a diverse and balanced board1

Balanced and diverse representation is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders and the communities we operate in.

To help achieve our diversity objectives, the board has approved a Board Diversity Policy which states that diversity is a critical lens through which the governance committee assesses each director candidate in seeking representation on the board of the full range of characteristics necessary to meet our goals of excellence, innovation and success. Pursuant to our commitment to a balanced and diverse board, gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity are always important factors considered by the governance committee. The Board Diversity Policy also requires that men and women each comprise at least 35% to 45% of directors.

5 nominees are women 4 nominees are Black, Indigenous, people of colour or LGBTQ+

Each year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies through the lens of our Board Diversity Policy. The governance committee regularly engages independent search firms to support the identification of candidates with specific skills, competencies or attributes it regards as key to the long-term strategic success of RBC.

Executive and senior management diversity1

The representation of talent among executive and senior management reflects the diversity of our leadership pipeline, which helps to drive performance and greater innovation. Our leadership representation reflects our ongoing efforts with respect to evolving routines for comprehensive successive planning and executive appointments. In 2024, we met our goals2 for the percentage of Black, Indigenous and people of colour executives in Canada (27% as at October 31, 2024, compared to our 2024 goal of 27%) and for new Black, Indigenous and people of colour executive appointments3 (35% for 2024, relative to our annual goal of 30%). And while representation of women in leadership remained stable, we did not meet our goals2 for the percentage of women executives in Canada (43% as at October 31, 2024, compared to our 2024 goal of 48%) and for new women executive appointments (44% for 2024, relative to our annual goal of 50%). We continue to identify opportunities to evolve our actions to foster an inclusive leadership pipeline.

1

Based on self-identification. Pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices, the bank is required to disclose whether it has adopted a written policy relating to the identification and nomination of women directors and the annual and cumulative progress in achieving the policy’s objectives. The bank is also required to disclose how the governance committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. Finally, the bank is also required to disclose whether it has adopted a target regarding women on its board and in executive officer positions as well as the number and proportion of directors and executive officers who are women.

2	Our goals are aspirational in support of our efforts to provide fair and inclusive access to hiring and advancement opportunities for all employees.
3

A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. HSBC Canada executives who joined RBC at the acquisition date are not included in new executive appointments.

Royal Bank of Canada

Governance

As of the date of this circular, 42% (5 out of 12) of the executive officers who make up the Group Executive self-identify as women. We do not establish specific diversity goals at the Group Executive level as this team is included among our broader representation goals1 for our Canadian executive team. As with all leadership roles we need to carefully consider a broad range of criteria – most importantly, the appropriate matching of business needs to enhance long-term value for our shareholders and the proven skills and capabilities of new appointees. All members of the Group Executive speak English fluently, one speaks French fluently and one can speak another language.

Cyber risk oversight

Trust and security are more important than ever, and RBC is focused on cybersecurity and safeguarding the security of our systems and the confidentiality of our clients’ information. Our security strategy supports our strategic direction and is designed to safeguard data entrusted to us by our clients. Globally, the volume and sophistication of cyber-attacks continue to increase; the resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties and reputational damage.

The board of directors and its risk committee play an active role in overseeing how the bank manages these risks. The board, which includes members with technology and digital experience, oversees the strategic direction, plans and priorities of the bank and ensures they align with our Enterprise Risk Appetite Framework which the board approves annually. The board receives an annual cybersecurity update that provides an overview of the cyber threat landscape, evolving regulatory expectations and the bank’s strategic approach to managing cybersecurity. Additionally, the board participates in education sessions focused on cybersecurity and information technology (IT), including sessions focused on key cyber and IT risk concepts and the bank’s strategies for mitigating such risks. Management proactively keeps the board apprised of all significant matters or key updates that arise between regularly scheduled board and committee meetings. This includes key cybersecurity incidents or developments such as those involving critical vendors, third parties or peers.

The risk committee assists the board in overseeing our risk management and reviews significant risks, including IT and cyber risks. The Chief Risk Officer regularly updates the risk committee on current notable risk matters, including evolving external risks related to IT and cyber such as third-party outages and software vulnerabilities, as well as current and anticipated trends in cyber events. The risk committee annually reviews the recommended enterprise-wide stress test scenarios and results, which in fiscal 2024 included stress testing exercises addressed at cyber threats, among several other top and emerging risks. The risk committee also reviews and approves the enterprise risk management framework and supporting risk management frameworks, including the enterprise information technology risk management framework which establishes expectations for pragmatic IT risk management and governance.

Under the board’s oversight, we continue to enhance our security capabilities, educate our customers and workforce, and deepen our relationships with governments, law enforcement and academia to advance our cyber defences in thwarting the threats targeting the financial sector. We achieve this through continued investment in cyber technologies, driving the education and awareness of our clients and workforce, and leveraging emerging technologies.

For more information on how we safeguard the security of our systems and the confidentiality of our clients’ information, please visit rbc.com/cybersecurity.

1	Our goals are aspirational in support of our efforts to provide fair and inclusive access to hiring and advancement opportunities for all employees.

Royal Bank of Canada

Governance

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us.

RBC engages with our shareholders and other stakeholders year-round on a range of topics, including strategic, financial, and risk-related matters within the broader macro and operating environment as well as climate, human capital and diversity and inclusion, and governance. The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews the bank’s engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management

The CEO and other members of the Group Executive, senior management, Investor Relations, and the Corporate Secretary’s Department meet regularly with financial analysts, investors and other stakeholders. The CEO, Group Executive and senior management also attend industry conferences from time to time.

Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting of shareholders via a live webcast.

Please refer to the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

Board independence

With the exception of our CEO, all 2025 director nominees are independent.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act (Canada) and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with Canadian securities regulators at www.sedarplus.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Royal Bank of Canada

Governance

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act (Canada), the CEO must be a member of the board. He is the only director who is not independent.

Guidelines to address other professional activities

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including as a director (public, private or not-for-profit), employee, advisor or consultant. The board chair and governance committee chair assess whether the director will have sufficient time and energy to devote to RBC responsibilities and evaluate potential circumstances that could impact independent thinking, including conflicts of interest.

Board interlock policy	No more than two RBC board members may serve as director on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Maintaining independence

In fiscal 2024, all board and regularly scheduled committee meetings had an in camera session without management.

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify candidates.

The board derives its strength from the diverse competencies, skills and experience of its members.

The governance committee oversees board renewal and nominates directors for election to the board. The committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC, with strong risk discipline in the context of a financial services transformation shaped by an increasingly competitive global marketplace, evolving expectations of regulators and other stakeholders and by macroeconomic, technological and geopolitical developments. The committee reviews board composition and any anticipated board vacancies through the lens of the Board Diversity Policy. RBC shareholders elect the directors at each annual meeting to serve until the next annual meeting.

Royal Bank of Canada

Governance

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 22) indicating the major competencies and major experience that each director contributes.

The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

Identified by: • search firms • directors • management • shareholders • individuals and other stakeholders	• consider future strategic objectives and risks • reference skills matrix • assess qualifications • consider overall diversity • review independence • check conflicts • interview process	• governance committee recommends • board approves • shareholders elect	6	new directors since 2020

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Under the Bank Act (Canada)	In accordance with the Bank Act (Canada), qualifying shareholders may submit a formal proposal to nominate an individual for director.
Under the Proxy Access Policy	The RBC Proxy Access Policy provides an additional way for shareholders to submit director nominations and can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience and a history of achievement and performance at the highest level. Residency and familiarity with geographic regions relevant to our strategic objectives are also considered.

To best support the bank in achieving its Purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters. They must also share a commitment to the RBC values of integrity, putting the client first, accountability, collaboration and diversity and inclusion.

Royal Bank of Canada

Governance

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (refer to page 46 for more information). In line with our Board Diversity Policy, the governance committee also considers various dimensions of diversity.

Board size considerations

This year, 13 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of skills, experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	achieve ongoing board renewal.

Directors	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is five years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

The board, upon the recommendation of the governance committee, may waive the term and/or age limits for a director and the term of the board chair or a committee chair. In 2024, the board approved the extension of the human resources committee chair’s tenure until the end of calendar 2025.

Term limits do not take precedence over our annual director effectiveness evaluation. Nominations for re-election as director will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act (Canada) or other applicable laws.

Royal Bank of Canada

Governance

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to their role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed and make valuable contributions to the board and RBC.

Our principles-based approach reflects three key pillars to facilitate an agile and adaptive board.

Our principles-based approach to director development

INTEGRATION • Mentorship program matching new directors with experienced members • One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics • Ongoing engagement with members of the Group Executive and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships
PERSONAL DEVELOPMENT
• Education sessions and materials:
- presentations by senior executives on various topics including specialized and complex aspects of our businesses and operations
- RBC Speaker Series, where external guest speakers provide insights on a variety of topics, including the economic and political landscape as well as emerging industry, regulatory and market trends
- areas of shared concern or oversight covered in joint educational sessions across committees
- daily and weekly media updates and investor relations reports on key topics, the bank’s media presence and market trends
- regular updates about educational opportunities outside RBC

ORIENTATION • In-depth orientation guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

• Strategic and business deep-dives with members of the Group Executive and senior management

• Onboarding sessions with oversight functions, governance and legal executives to advise directors on their obligations and the internal controls and practices in place at RBC

• Attendance at committee meetings even if a director is not a member

• Committee chair orientation with executive sponsors and the secretary

• Tailored programming:

- programs to address the particular needs of each director based on their background, experience and personal focus areas

- opportunities relevant to directors at large financial institutions (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

• Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Royal Bank of Canada

Governance

Periodically, the board holds meetings in key jurisdictions to further learn about our businesses and connect with local senior management, employees and directors of key subsidiaries. In October 2024, the board and its committees held meetings in New York, New York, as described in the table below.

Focus on continuous education

The board and management remain focused on the key issues impacting RBC as well as our clients, employees, shareholders, communities and other stakeholders. We take a coordinated approach to education with the board and its committees organized around the themes of market, macroeconomic environment, data management and cybersecurity, artificial intelligence, environmental, social and governance, regulatory and geopolitical matters. Directors also attended several smaller events with executives and employees, giving directors the opportunity to gain further insights into RBC’s businesses and functions throughout the year.

Quarter	Education	Attended or received materials

Q1 2024	External perspectives on RBC’s climate strategy and update on global climate developments	Board
	Overview of RBC’s approach to managing a liquidity crisis due to an idiosyncratic event	Audit, Risk
	Update on RBC’s information management (data) risk profile	Risk
Q2 2024	Update on cyber threat landscape, evolving regulatory expectations and RBC’s strategic approach	Board

Overview of accounting requirements for acquisitions, including the application of International Financial Reporting Standards (IFRS) 3 – Business combinations and the impairment requirements of IFRS 9 – Financial Instruments

Audit
	Environmental, Social and Governance disclosure and standard-setting developments	Audit, Governance
Q3 2024	RBC Borealis update on data and artificial intelligence (AI) at RBC	Board
	Review and highlights of the 2024 Canadian and U.S. financial industry annual general meeting season	Governance
	Update on key Canadian, U.S. regulatory and governmental developments	Governance
	Corporate governance trends and developments in Canada and the U.S.	Governance
	Review of RBC’s personal lending portfolio through a risk lens	Risk
Q4 2024	Buy-side investor perspective on the financial industry, markets and RBC	Board
	Insights on global wealth management, including trends, disruptions, and strategic opportunities	Board
	Review of upcoming changes to the Institute of Internal Auditors Standards	Audit
	Review of environmental, social and governance mandatory disclosure requirements, supplemented with industry insights on the evolving regulatory landscape	Audit, Governance
	Leadership strategy, including the impact of internal and external pressures on leaders and plans to build a future-ready winning culture	Human resources
	Review of RBC’s U.S. operations through a risk lens	Risk
	Review of the regulatory landscape of financial consumer protection	Risk
New York, New York meetings
	Panel discussion on the U.S. macro-environment, capital markets and broader economic trends Fireside discussion on U.S. politics, global trends, Canada-U.S. relations and the Canadian economy	Board Board
	Panel discussion on the U.S. elections and the potential impacts to Canada and RBC	Board
	Review of the regulatory landscape of money-laundering expectations and learnings from industry peers	Audit, Risk

RBC External Speaker Series presentation

Royal Bank of Canada

Governance

Evaluating the board, committees, chairs and directors

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair as well as a self-assessment and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

In 2024, we retained an independent consultant to facilitate the evaluation process.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the assessment and reflects the director’s commitment to improvement at a board and individual level.

Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Royal Bank of Canada

Governance

Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires administered by an independent consultant and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and each director.

The board is evaluated by all directors and the Group Executive.

The board chair is evaluated by all independent directors.

The committees and committee chairs are evaluated by committee members and applicable members of the Group Executive and senior management.

Each independent director completes a personal and peer review.

The independent consultant analyzes the feedback and peer reviews and prepares the reports.

The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair.

The governance committee and applicable committees review the committee and committee chair reports. The board chair also reviews the committee chair reports.

The board chair reviews the independent director peer reviews with each director. The governance committee chair reviews the board chair’s performance assessment and peer reviews with the board chair.

Priorities and action plans are developed for the board and committees as well as the committee chairs and the board chair.

Development opportunities are identified, as required, for each independent director.

Reports and peer reviews are taken into consideration during the re-nomination process.

Royal Bank of Canada

Governance

Board and committee reports

Board of directors’ report

The board is satisfied that its activities over the fiscal year have fulfilled its charter.

Members (fiscal year end)

•  J. Côté (chair), M. Bibic, A. Chisholm, T. Daruvala, C. Devine, R. Jamieson, D. McKay (President and Chief Executive Officer (CEO)), A. Norton,
B. Perry, M. Turcke, T. Vandal, F. Vettese and J. Yabuki

Meetings	• Eight regular meetings, one special meeting and two information sessions were held in fiscal 2024. • All eight regular meetings included an in camera session without management present.

Responsibility	2024 Highlights

Strategic planning

✓  Approved the bank’s 2025 enterprise strategy, operating plan, capital and funding plan and financial objectives.

✓  At each regularly scheduled meeting, the CEO reported on key strategic topics, including business dynamics in the regions RBC operates in, potential acquisitions and partnerships, major initiatives, and external factors impacting the bank’s strategic priorities, including economic, environmental and geopolitical developments.

✓  Received regular updates on the acquisition and integration of HSBC Canada, including progress in business operations, talent management and technology integration, as well as key challenges and milestones.

✓  Held regular strategic sessions with senior management to review performance and progress across business segments and key functions, including a mid-year update on performance and outlook from Wealth Management & Insurance and Capital Markets business segment heads, review of Personal Banking retail strategy and global asset management business, as well as an update on the bank’s technology and operations strategy.

✓  Engaged with management on the bank’s U.S. growth strategy, including key priorities to strengthen City National Bank, integration efforts to drive synergies across U.S. businesses, and the development of the U.S. cash management business.

✓  Received regular updates on key matters discussed at board and committee meetings of RBC US Group Holdings LLC.

✓  Received an update on the bank’s climate strategy, including external perspectives, RBC’s Client Engagement Approach on Climate – Energy Sector and trends in client activities.

✓  Participated and engaged with senior management at the annual strategy offsite to contribute to strategic planning and review challenges and opportunities with a particular focus on the bank’s U.S. growth and global wealth management strategies as well as a review and approval of the bank’s five-year financial outlook.

✓  Attended panel discussions on a variety of topics, including artificial intelligence, a buy-side investor perspective on the financial industry, markets and RBC, insights on global wealth management, perspectives on the U.S. macro-environment, capital markets and broader economic trends, the U.S. elections and the potential impact on RBC as well as on Canada-U.S. relations and the Canadian economy.

Risk management

✓  Approved the Enterprise Risk Appetite Framework and Combined U.S. Operations Liquidity profile.

✓  Received the annual cybersecurity update, covering the cyber threat landscape, evolving regulatory expectations and RBC’s strategic approach for growth and resilience.

✓  Reviewed progress in data management, including key areas such as advancements in foundational data governance and simplifying the data environment.

Royal Bank of Canada

Governance

Succession planning and evaluation of management performance and compensation

✓  Approved the appointments of the interim Chief Financial Officer (CFO) and CFO, Chief Legal and Administrative Officer, Group Head, Wealth Management, Group Head, Personal Banking, Group Head, Commercial Banking, Group Head, RBC Insurance and Deputy Chair, RBC.

✓  Approved the target compensation for 2024 of each Group Executive member appointed in 2024.

✓  Approved succession plans for the CEO, the Group Executive and the heads of the oversight functions who are not members of the Group Executive, including evaluation of candidate readiness, development focus and actions to support leadership growth.

✓  Reviewed the performance assessment of the CEO against 2024 objectives and approved the CEO performance objectives and metrics for 2025.

✓  Reviewed the performance assessment of members of the Group Executive against 2024 objectives.

✓  Approved the compensation of the CEO for 2024 as well as target compensation for 2025 and approved the compensation of the members of the Group Executive for 2024, as well as target compensation for 2025.

✓  Approved the design and payouts for major compensation programs and 2024 pension plan funding.

Financial reporting

✓  Received quarterly and mid-quarter updates from the CFO, covering performance by business segment, key accounting and reporting developments, strategic progress and internal controls.

✓  Approved the bank’s quarterly and annual financial reports and declaration of the bank’s quarterly dividend.

✓  Recommended to shareholders the appointment of PricewaterhouseCoopers LLP as the shareholders’ auditor.

Governance

✓  Approved the director nominees for election, assessed expertise and independence of audit committee members and approved the adequacy of the composition of the human resources committee and assessed their independence.

✓  Approved amendments to the mandates of the audit committee, risk committee and human resources committee, changes to the composition of the human resources and risk committees and an extension of the human resources committee chair’s tenure until the end of calendar 2025.

✓  Approved the 2025 global community investment commitment and the RBC Foundation budget.

✓  Approved the annual report on the governance committee’s conduct review activities and the annual director’s report to the Financial Consumer Agency of Canada outlining the activities of the governance committee related to oversight of the bank’s compliance with the consumer provisions under the Bank Act (Canada).

✓  Approved the RBC Code of Conduct.

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• F. Vettese (chair), T. Daruvala, C. Devine, B. Perry, and M. Turcke

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

•  F. Vettese, C. Devine and B. Perry qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

Meetings

•  Seven regular meetings and one special meeting were held in fiscal 2024 (five meetings also included joint sessions with the risk committee and two meetings also included joint sessions with the governance committee); the external auditor attended each regular meeting.

•  All seven regular meetings included an in camera session without management present.

•  The committee also held separate in camera sessions with the external auditor at five of the regularly scheduled meetings, and, as required, with the Chief Financial Officer (CFO), Chief Legal and Administrative Officer (CLAO), Executive Vice-President and Chief Audit Executive (CAE), Vice-President, Client Complaints Appeal Office and, until May 2024, Chief Compliance Officer (CCO)[1], and Chief Anti-Money Laundering Officer (CAMLO)[1].

1	Effective May 2024, the CCO and CAMLO began reporting to the risk committee. Until that time, the CCO and CAMLO reported to the audit committee.

Royal Bank of Canada

Governance

Responsibility	2024 Highlights

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board and reviewed and recommended to the board for approval the declaration of the bank’s quarterly dividend.

✓  Received regular updates on the acquisition and integration of HSBC Canada, with a focus on areas of risk from a finance and control lens perspective.

✓  Received updates on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  implementation of International Financial Reporting Standards (IFRS) 17 – Insurance Contracts, including restatement of prior period results and disclosure impacts,

•  accounting requirements for acquisitions, including the application of IFRS 3 – Business Combinations and the impairment requirements of
IFRS 9 – Financial Instruments,

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; reviewed significant matters considered by management in determining the allowance,

•  tax matters including a review of legislative tax changes and enhanced global tax compliance and reporting requirements, and

•  goodwill impairment assessment, including impacts associated with the acquisition of HSBC Canada and changes in operating systems.

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting, as well as received regular updates on the control environment, including control issues, associated risks and corrective actions.

✓  Reviewed Internal Audit’s assessment of the design and effectiveness of the bank’s risk governance framework (jointly with the risk committee).

✓  Received an update on the bank’s environmental, social and governance disclosure strategy and controls including an overview of RBC’s reporting journey and mandatory disclosure requirements, supplemented with industry insights on the evolving landscape (jointly with the governance committee).

✓  Reviewed and discussed Sustainability & Impact’s 2025 strategy and the Sustainable Finance Framework (jointly with the governance committee).

✓  Received updates on the financial reporting re-segmentation of Personal and Commercial Banking to Personal Banking, Commercial Banking and Wealth Management.

External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures and reviewed and approved its annual audit plan and associated fees.

✓  Discussed with PwC key accounting risks and significant judgments made by management.

✓  Received written confirmation from PwC of its independence and recommended to the board for recommendation to the shareholders the appointment of PwC as the shareholders’ auditor.

✓  Pre-approved all additional engagements with PwC (including any non-audit services).

✓  Completed an annual assessment of PwC’s performance based on (i) the quality of the team and service; (ii) independence, objectivity and professional skepticism; and (iii) candid and transparent communication. The assessment identified continued areas of focus, including (i) identifying opportunities to drive efficiencies while ensuring the highest level of audit quality; (ii) opportunities to enhance and increase sharing of relevant global best practices and industry trends; and (iii) enhance communication regarding oversight of audit teams in other countries.

Talent management

✓  Approved and recommended to the board the appointment of the interim and new CFO, oversaw the transition process and supported the interim CFO’s smooth transition to CFO.

✓  Received an update on the talent development strategies of Internal Audit and Finance.

✓  Reviewed the performance assessments of the CAE and CFO.

Royal Bank of Canada

Governance

Legal, regulatory and capital matters

✓  Received regular updates from the CLAO on legal matters.

✓  Received regular updates from the CCO on regulatory compliance matters and the CAMLO on anti-money laundering and terrorist financing reporting.[1]

✓  Reviewed updates on engagement with global regulators and results of regulatory supervisory assessments of RBC.[1]

✓  Reviewed the 2024 enterprise-wide stress testing scenarios and results and approved the Internal Capital Adequacy Assessment Process and made recommendations to the board to approve the 2025 capital and funding plan (jointly with the risk committee).

✓  Received updates on elevating RBC’s control environment (jointly with the risk committee).

✓  Received progress updates on the bank’s internal controls over financial reporting program implemented pursuant to the Sarbanes-Oxley Act of 2002.

✓  Received an update on how the bank would manage a liquidity crisis due to an idiosyncratic event (jointly with the risk committee).

✓  Received external insights into the regulatory landscape and expectations in anti-money laundering, including learnings from industry peers (jointly with the risk committee).

✓  Received updates on the evolving ESG disclosure landscape, including regulatory and standard-setting developments in relation to climate change such as OSFI Guideline B-15 – Climate Risk Management and the bank’s advocacy actions in response.

Oversight of the Finance function

✓  Reviewed and approved the Finance function’s organizational structure, budget and resources as well as the CFO Group’s charter and the CFO’s mandate.

✓  Received updates on the Finance function’s strategic journey.

✓  Assessed the effectiveness of the Finance function.

Oversight of the Internal Audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution.

✓  Reviewed and approved the Internal Audit function’s organizational structure, budget and resources and overall risk assessment methodology, as well as the Internal Audit charter and the CAE’s mandate.

✓  Reviewed quarterly reports of audit activities, findings and recommendations and assessed the effectiveness of the Internal Audit function.

✓  Received an overview of the changes to the Institute of Internal Auditors Standards.

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries. ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries.

1	Effective May 2024, the CCO and CAMLO began reporting to the risk committee. Until that time, the CCO and CAMLO reported to the audit committee.

Further information in respect of the audit committee can be found in the Audit Committee section of our 2024 annual information form dated December 3, 2024.

Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016.

Fees relating to the years ended October 31, 2024 and October 31, 2023 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2024 ($ millions)			Year ended October 31, 2023 ($ millions)

	Bank and subsidiaries	Mutual funds[1]	Total	Bank and subsidiaries	Mutual funds[1]	Total
Audit fees	50.6	2.8	53.4	43.3	2.5	45.8
Audit-related fees	9.9	–	9.9	10.4	–	10.4
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.9	0.7	1.6	0.8	0.6	1.4
Total fees	61.5	3.8	65.3	54.6	3.4	58.0

1

The mutual funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Royal Bank of Canada

Governance

Audit fees

Audit fees were paid for professional services rendered by the bank’s independent auditor for the integrated audit of the 2024 Annual Consolidated Financial Statements of the bank, including its audit of the effectiveness of our internal control over financial reporting and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide, which includes services provided in connection with statutory and regulatory filings, including those related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our 2024 Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	employee benefit plan audits

•	due diligence related to mergers and acquisitions

•	consultations and audits in connection with acquisitions, including evaluating the accounting treatment for proposed transactions
•	attest services not required by statute or regulation

•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	the audits of various trusts and limited partnerships; and

•	consultations regarding financial and reporting standards.

Tax fees

Tax fees were paid for tax compliance services including preparation of tax returns for certain mutual funds managed by subsidiaries of the bank and a subscription for services to provide specific tax data and information to complete routine tax schedules and calculations for clients.

All other fees

These services consist of translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries, regulatory compliance services, as well as accounting and other research software subscriptions and publications.

Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• M. Turcke (chair), M. Bibic, A. Chisholm, C. Devine and R. Jamieson

Meetings

•  Seven regular meetings were held in fiscal 2024 (two meetings also included joint sessions with the audit committee).

•  All seven regular meetings included an in camera session without management present.

Responsibility	2024 Highlights

Monitor best practices and trends

✓  Reviewed and approved the Statement of Corporate Governance Practices.

✓  Received updates on key Canadian and U.S. regulatory and governmental developments.

✓  Received updates on investors’ and proxy advisory firms’ focus areas and perspectives on RBC’s governance practices.

✓  Reviewed highlights of the 2024 Canadian and U.S. financial industry annual general meeting season.

✓  Monitored the operations of the board’s committees, including the allocation of responsibilities, and recommended the board approve amendments to the mandate of the human resources committee as well as the mandates of the audit committee and risk committee to transition oversight of the compliance and anti-money laundering functions from the audit committee to the risk committee.

Director recruitment and board composition

✓  Evaluated the composition, skills, diversity and tenure of the board and its committees and continued developing a director candidate pipeline with the support of independent search firms.

✓  Approved and recommended to the board the director nominees for election, assessed the expertise and independence of audit committee members and approved the adequacy of the composition of the human resources committee, including an assessment of their independence.

✓  Approved and recommended the board approve changes to the composition of the human resources committee and the risk committee.

✓  Reviewed committee chair succession plans and recommended the board approve an extension of the human resources committee chair’s tenure until the end of calendar 2025.

Royal Bank of Canada

Governance

Director compensation	✓ Reviewed and recommended no changes to director compensation for 2025.

Director, board and committee effectiveness

✓  Engaged independent consultant to manage the annual evaluation of the board’s and committees’ effectiveness and report on their effectiveness.

✓  Developed and approved 2024 priorities for the board and the committee and reviewed mid-year and year-end progress reports against these priorities.

Director orientation and education	✓ Oversaw the onboarding of one new director. ✓ Coordinated the continuing education and development of directors.

Stakeholder engagement

✓  Oversaw engagement with shareholders, industry and governance advisors on key and emerging governance topics and trends, including environmental, social and governance matters.

✓  Continued to engage with key regulators on supervisory priorities, as well as complaints handling requirements, subsidiary governance, bank strategy and key risks.

Sustainability

✓  Reviewed and discussed Sustainability & Impact’s 2025 strategy and the Sustainable Finance Framework (jointly with the audit committee).

✓  Approved and recommended to the board the 2025 global community investment commitment and the RBC Foundation budget.

✓  Received updates on shareholder proposals and stakeholder engagement, including those with a focus on environmental and social matters, and reviewed and approved the Environmental, social and governance (ESG) matters section in the 2024 management proxy circular.

✓  Received an update on the bank’s environmental, social and governance disclosure strategy and controls including an overview of the reporting journey and mandatory disclosure requirements, supplemented with industry insights on the evolving landscape (jointly with the audit committee).

✓  Reviewed the Client Engagement Approach on Climate – Energy Sector and RBC Human Rights Position Statement.

✓  Reviewed and approved the 2023 ESG Progress Report, Public Accountability Statement, Climate Report and Statement Regarding Modern Slavery (Canada, U.K. and Australia).

✓  Received updates on the progress of the third-party racial equity audits of RBC’s employment practices and business and commercial practices (also received by the human resources committee) and a presentation on the initial development of RBC’s Reconciliation Action Plan framework.

✓  Received an update on corporate governance trends and developments including the evolving ESG disclosure landscape, OSFI Guideline B-15 and the greenwashing amendments to the Competition Act (Canada).

Culture and conduct

✓  Received reports on enterprise-wide culture and conduct risk matters, including those related to clients, employees, financial markets and reputational risks.

✓  Reviewed and recommended the board approve the annual report on the governance committee’s conduct review activities and the annual directors’ report to the Financial Consumer Agency of Canada outlining the activities of the committee related to oversight of the bank’s compliance with the consumer provisions under the Bank Act (Canada).

✓  Reviewed and recommended the board approve the RBC Code of Conduct.

Subsidiary oversight

✓  Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries.

✓  Approved the appointment of Frank Vettese to the board of RBC US Group Holdings LLC.

Royal Bank of Canada

Governance

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• T. Vandal (chair), T. Daruvala, A. Norton, B. Perry, F. Vettese and J. Yabuki

Meetings

•  Six regular meetings and one special meeting were held in fiscal 2024 (one meeting also included a joint session with the risk committee).

•  All six regular meetings included an in camera session without management present.

•  In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each regular meeting where executive compensation was discussed.

Responsibility	2024 Highlights

Executive compensation

✓  Reviewed our approach to executive compensation, including design and positioning relative to comparators.

✓  Reviewed and recommended the board approve the target compensation for 2024 of each Group Executive member appointed in 2024.

✓  Reviewed the performance assessment of the Chief Executive Officer (CEO) against 2024 objectives and made recommendations to the board for the performance objectives and metrics for 2025.

✓  Reviewed and made recommendations to the board to approve the compensation of the CEO for 2024, as well as target compensation for 2025.

✓  Reviewed the performance assessment of certain members of the Group Executive against 2024 objectives.[1]

✓  Reviewed and made recommendations to the board to approve the compensation of members of the Group Executive for 2024, as well as target compensation for 2025.

✓  Reviewed and approved the compensation for 2024 of the Chief Audit Executive (CAE), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

Compensation oversight and risk management

✓  Reviewed a pay-for-performance and realizable pay analysis of 2024 CEO pay conducted by FW Cook.

✓  Received the CAE’s report on compensation risk management and governance practices, including compliance with the Financial Stability Board (FSB) Principles and Standards and other applicable compensation regulations.

✓  Reviewed the alignment of variable compensation with potential and realized risks (jointly with the risk committee).

Oversight of compensation programs, policies and pensions

✓  Reviewed and made recommendations to the board to approve design and payouts for major compensation programs.

✓  Oversaw integration of the HSBC Canada defined contribution pension plans and savings programs.

✓  Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy and made recommendations to the board to approve 2024 pension plan funding.

✓  Approved the Compensation Management Framework and the Share Ownership Standard.

Talent management and succession

✓  Reviewed and discussed the RBC leadership strategy, including the impact of internal and external pressures on leaders, opportunities on accelerating leadership priorities and plans to build a future-ready winning culture.

✓  Received updates on executive staffing and progress on talent goals at each regular meeting.

✓  Received regular updates on the acquisition and integration of HSBC Canada, with a focus on progress against talent and culture plans.

✓  Received updates on the progress of the third-party racial equity audits of RBC’s employment practices and business and commercial practices (also received by the governance committee).

Employee engagement	✓ Discussed the results of the annual employee engagement survey.

1	The performance assessments of the Chief Financial Officer and the Chief Risk Officer are reviewed at the audit committee and risk committee, respectively.

Royal Bank of Canada

Governance

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• A. Chisholm (chair), M. Bibic, R. Jamieson, A. Norton, T. Vandal and J. Yabuki

Meetings

•  Seven regular meetings (five meetings also included joint sessions with the audit committee and one meeting also included a joint session with the human resources committee) and one off-cycle education session were held in fiscal 2024.

•  All seven regular meetings included an in camera session without management present.

•  The committee also held separate in camera sessions at each regular meeting with the Chief Risk Officer (CRO) and, beginning in May 2024, at each quarterly meeting with each of the Chief Compliance Officer (CCO)[1] and Chief Anti-Money Laundering Officer (CAMLO).[1]

Responsibility	2024 Highlights

Risk management

✓  Received reports on top and emerging risks including, among others, credit risk, including a focus on commercial real estate; operational risks, such as fraud, third-party, and security risks; regulatory developments; risks stemming from the evolving macroeconomic and geopolitical environment; heightened levels of financial crime risk; physical security risks; and cybersecurity and information technology (IT) risks, events and trends.

✓  Discussed emerging risk trends shaping the bank’s risk environment, including industry trends, political and regulatory developments and shifting stakeholder perceptions.

✓  Received regular updates from the CRO on risks associated with the bank’s acquisition and divestiture activities, including the acquisition and integration of HSBC Canada.

✓  Received regular updates from the CCO on regulatory compliance matters and the CAMLO on anti-money laundering and terrorist financing reporting.[1]

✓  Received reports on risks associated with RBC’s personal lending portfolio and U.S. operations and discussed the bank’s risk performance and profile relative to peers.

✓  Reviewed and approved the bank’s resolution plan.

✓  Received an update on recent developments in RBC’s operational resilience program, as well as an overview of fraud management.

✓  Received an update on how the bank would manage a liquidity crisis due to an idiosyncratic event (jointly with the audit committee).

✓  Reviewed cross-jurisdictional regulatory principles and the regulatory landscape of financial consumer protection.

✓  Received an update on RBC’s information management (data) risk profile.

✓  Approved the updated Enterprise Policy on Capital Adequacy which incorporated climate-related risks pursuant to OSFI Guideline B-15.

✓  Received external insights into the regulatory landscape and expectations in anti-money laundering, including learnings from industry peers (jointly with the audit committee).

✓  Reviewed the enterprise-wide stress testing scenarios and results and approved the Internal Capital Adequacy Assessment Process and made recommendations to the board to approve the 2025 capital and funding plan (jointly with the audit committee).

✓  Reviewed the alignment of variable compensation with potential and realized risks (jointly with the human resources committee).

✓  Received regular updates on risk profile as it relates to the bank’s risk appetite.

Risk framework and oversight

✓  Reviewed and approved the Enterprise Risk Management Framework, the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks.

✓  Reviewed and made recommendations to the board to approve the Enterprise Risk Appetite Framework, which represents the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives.

✓  Received updates on elevating RBC’s control environment (jointly with the audit committee).

✓  Reviewed the bank’s corporate insurance program and approach to mitigating and managing various risk exposures.

Royal Bank of Canada

Governance

Oversight of risk management function

✓  Reviewed and approved Group Risk Management’s organizational structure, budget and resources and the mandate of the CRO.

✓  Reviewed Internal Audit’s assessment of the design and effectiveness of the bank’s risk governance framework (jointly with the audit committee).

✓  Reviewed the performance assessment of the CRO.

Oversight of independent control

✓  Reviewed and approved the Compliance function’s organizational structure, budget and resources and the mandate of the CCO.

✓  Reviewed updates on engagement with global regulators and results of regulatory supervisory assessments of RBC.[1]

✓  Reviewed the performance assessments of the CCO and CAMLO.

Subsidiary oversight

✓  Reviewed and approved the mandate of the U.S. Risk Committee of RBC US Group Holdings LLC.

✓  Reviewed the bank’s Combined U.S. Operations Liquidity Risk Tolerance/Appetite and recommended the board approve the bank’s Combined U.S. Operations Liquidity profile.

✓  Monitored actions related to meeting regulatory expectations.

1	Effective May 2024, the CCO and CAMLO began reporting to the risk committee. Until that time, the CCO and CAMLO reported to the audit committee.

Royal Bank of Canada

Executive compensation

Letter from the human resources committee

Dear fellow shareholders,

A great strategy can help an organization stand out in the marketplace, but its leadership position is upheld by the everyday actions of its employees. RBC’s success is driven by the dedication, innovation, and collaborative spirit of its incredible employees around the world. Their commitment to excellence is a critical factor in the bank’s ability to achieve its Vision of being among the world’s most trusted and successful financial institutions.

Much credit goes to Dave McKay and his leadership team for fostering a culture that places clients at the heart of everything RBC does and empowers employees to deliver value and uphold RBC’s Purpose of helping clients thrive and communities prosper. RBC’s differentiated culture makes it possible for the bank to navigate a challenging and dynamic market environment while meeting client needs.

In 2024, these efforts were exemplified in the execution of the once-in-a-generation acquisition of HSBC Bank Canada (HSBC Canada). It was the largest transaction in RBC’s history and involved integrating nearly 800,000 clients, 4,000+ employees and 100+ branches over a single weekend. The scale and complexity of this transaction highlights our Values as well as the strength of RBC’s people, who embraced the challenge and worked collaboratively to execute and deliver for our clients, shareholders and communities.

It was an extraordinary accomplishment and one the board recognizes was made possible by RBC employees, who seized this ambitious opportunity.

RBC’s Purpose and strategic goals

Guided by RBC’s Vision to be among the world’s most trusted and successful financial institutions, and driven by its Purpose of helping clients thrive and communities prosper, RBC aims to be:

•  In Canada: the undisputed leader in financial services,

•  In the United States: the preferred partner to institutional, corporate, commercial and high net worth clients and their businesses, and

•  In select global financial centres: a leading financial services partner valued for its expertise.

RBC performance in 2024

2024 marked a pivotal year for RBC, serving as an inflection point in our long-term, premium growth story. The successful acquisition of HSBC Canada and the continuing strength of our diversified business model, scale and market-leading franchises culminated in record earnings of $16.2 billion and a Return on Equity (ROE) of 14.4% as we continued to deepen client relationships and build new ones. RBC’s performance compared to global peers continued to drive the bank’s premium valuation and enabled strong shareholder outcomes. Total Shareholder Returns (TSR) outperformed over three and five years against our global peer average, and the bank delivered exceptional shareholder value in 2024, with RBC’s share price up 52% year-over-year and a return of $8.1 billion to shareholders through common share dividends and share buybacks. At the end of 2024, RBC ranked as a top-10 bank globally and top-10 in North America by market capitalization.

   Financial results for

   short-term incentive program

    Net income (C$ billion)

$16.2 (reported) $16.6[1] (adjusted) 2024	$14.6[2] (reported) $16.0[2,3] (adjusted) 2023

Financial results for mid- and

long-term incentive programs

Medium-term objectives[4]	3-year	5-year

Diluted EPS growth of 7%+[5]	1%	5%

Return on equity of 16%+[6]	15.0%	15.6%

Strong capital ratio (CET1)[7]	13.4%	13.3%

Total shareholder return[8]	3-year	5-year

RBC	14%	14%

Global peer average	11%	12%

1  This is a non-GAAP measure. For the purposes of determining the short-term incentive (STI) program awards for the CEO and Group Executive in 2024, the net income target excluded HSBC Canada net income, HSBC Canada transaction and integration costs, and the impact of management of closing capital volatility related to the HSBC Canada transaction from the planning process. The overall impact of these adjustments resulted in a higher adjusted net income of $16,640 million for STI purposes. For further details, including a reconciliation, refer to page 104.

2  Amounts have been restated from those previously presented as part of the adoption of International Financial Reporting Standards 17 (IFRS 17), effective November 1, 2023. For further details on the impacts of the adoption of IFRS 17 including the description of accounting policies selected, refer to Note 2 of the 2024 Annual Consolidated Financial Statements of the 2024 annual report.

3  This is a non-GAAP measure. For the purposes of determining the STI Program awards for the CEO and Group Executive in 2023, the board exercised discretion to exclude certain items from 2023 net income that were not contemplated in the 2023 planning process, including HSBC Canada transaction and integration costs and impact of the Canada Recovery Dividend and related legislation impacts. The overall impact of these adjustments resulted in higher net income for STI purposes of $15,965 million. For further details, including a reconciliation, refer to page 104.

4  A medium-term (3–5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment, and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop and the cyclical nature of the credit cycle. Our financial performance reflects the impact of specified items and the amortization of acquisition-related intangibles.

5  Diluted earnings per share (EPS) growth is calculated using a Compound Annual Growth Rate (CAGR). ROE and CET1 ratio are calculated using an average.

6  Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section of the 2024 annual report.

7  Capital ratios are calculated using Office of the Superintendent of Financial Institutions’ (OSFI) Capital Adequacy Requirements Guideline.

8  The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2021 to October 31, 2024 and October 31, 2019 to October 31, 2024. Please refer to the 2024 annual report, page 27.

Royal Bank of Canada

Executive compensation

As our society navigates this evolving world, RBC’s role in providing stability for its 18+ million clients and the thousands of communities they call home matters more than ever. In 2024, RBC achieved or exceeded a wide range of client, risk and strategic objectives, generating important value for its clients and benefiting shareholders. RBC also continued to advance on goals related to sustainability1 practices and remains committed to supporting the communities where we operate. The following highlights summarize some of RBC’s achievements throughout an unprecedented year of transformation:

✓

For Canadian Banking, client satisfaction levels remained strong, highlighted by numerous industry awards and rankings. For the 6th time in 7 years, RBC was recognized in all 11 categories of the 2024 Ipsos Financial Service Excellence Awards among the big 5 banks.

✓

RBC was ranked highest in customer satisfaction for the 4th consecutive year in the J.D. Power 2024 Canada Retail Banking Advice Satisfaction Study. Clients rated RBC #1 across all study factors evaluated, including frequency, quality, relevancy to needs, clarity and concern for needs.

✓	Ranked #1 market share in all key personal and business banking product categories across Canada.[2]

✓	Recognized as the Most Valuable Canadian Brand for the 6th consecutive year, and as the 8th Most Valuable Financial Services Brand in the world (Kantar BrandZ).

✓

RBC Capital Markets was recognized as the Best Investment Bank in Canada (Euromoney Awards for Excellence 2024), and for its Outstanding Cash Management Platform, RBC Clear, an innovative U.S. digital cash management solution for treasury teams (The Digital Banker Digital CX Awards 2024).

✓	Ranked #1 Canadian investment bank in the U.S.[3]

✓	Ranked 3rd overall and #1 in Canada for artificial intelligence (AI) maturity out of 50 global financial institutions in the Evident AI Index.

✓	Released The RBC Climate Action Institute’s inaugural annual report on Canada’s net-zero progress, exploring the challenges and opportunities for Canada’s climate journey.

✓

Continued to receive external validation of the actions RBC has taken to create a welcoming and inclusive place to work through recognition as one of Canada’s Top 100 Employers,[4] Canada’s Best Diversity Employers,[4] Canada’s Best Workplaces for Women (Great Place to Work Institute), and one of the Best Places to Work for Disability Inclusion in Canada in 2024 (Disability:IN) in the inaugural Canada 100 Disability Equality Index.

✓

In 2024, we met our goals[5] for the percentage of Black, Indigenous and people of colour executives in Canada (27% as at October 31, 2024, compared to our 2024 goal of 27%) and for new Black, Indigenous and people of colour executive appointments[6] (35% for 2024, relative to our annual goal of 30%). And while representation of women in leadership remained stable, we did not meet our goals[5] for the percentage of women executives in Canada (43% as at October 31, 2024, compared to our 2024 goal of 48%) and for new women executive appointments (44% for 2024, relative to our annual goal of 50%). We continue to identify opportunities to evolve our actions to foster an inclusive leadership pipeline.

✓

In 2024, RBC Race for the KidsTM raised over $11 million for local youth charities across the globe. Since inception in 2009, RBC Race for the Kids has hosted over 470,000 participants and raised $100+ million in fundraising.

✓

RBC, RBC Foundation and RBC Foundation USA together provided $184+ million globally through community investments, with RBC providing nearly $2.1 million in humanitarian and relief support efforts globally, including disaster response efforts in Canada.[7]

For more highlights on how RBC created differentiated value for its clients, employees, communities where we operate, and shareholders, please refer to the 2024 annual report.

1	“Sustainability” in this section of the circular refers to environmental and social matters.
2

Market share is calculated using most current data available from the OSFI (M4), IFIC (The Investment Funds Institute of Canada) and Canadian Bankers Association (CBA), and is as at August 2024, June 2024 and March 2024, respectively. Based on six key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and Guaranteed Investment Certificates (GICs), Credit Cards, Long-term Mutual Funds, Business Loans, Business Deposits.

3	Based on market share (fiscal 2024), Dealogic.
4	MediaCorp Canada Inc.
5	Our goals are aspirational in support of our efforts to provide fair and inclusive access to hiring and advancement opportunities for all employees.
6

A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. HSBC Canada executives who joined RBC at the acquisition date are not included in new executive appointments.

7

Includes donations and community sponsorships and community investments made by RBC, RBC Foundation or RBC Foundation USA, employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure includes community sponsorships and investments made to the RBC Communities Together Fund, RBC Emerging Artists, RBC Future Launch and RBC Tech for Nature.

Royal Bank of Canada

Executive compensation

CEO 2024 performance and compensation

The CEO’s 2024 total compensation is $24,493,000 and includes a $4,000,000 special performance-based equity award related to the HSBC Canada acquisition, as described below. Adjusting for this special award, CEO compensation for 2024 is $20,493,000 and reflects RBC’s financial and strategic strength across its global footprint, which resulted in record earnings and the bank outperforming TSR over three and five years against our global peer average; the increase in 2024 CEO target compensation approved by the board in 2023;1 and the depth of Mr. McKay’s leadership and extraordinary efforts in creating long-term value for RBC’s clients, employees, communities where we operate, and shareholders.

The $4,000,000 special performance-based equity award is intended to be forward looking and performance-based, linked to the realization of integration objectives including cost synergies and earnings objectives in connection to the HSBC Canada acquisition, and also reflects the exceptional in-year outcomes in closing the acquisition in 2024.

In considering CEO compensation outcomes for the year, we assessed Mr. McKay’s performance against financial, client, risk and strategic objectives that were approved by the board at the beginning of the year, and progress against RBC’s mid- and long-term objectives in 2024. RBC continues to focus on maximizing TSR through achievement of top-half performance compared to its global peer group, and achieved its 3-year and 5-year TSR objectives this year.

Mr. McKay’s 2024 total direct compensation included a base salary of $2,000,000, approved by the board, effective January 1, 2024. He also received a short-term incentive (STI) payout of $6,668,000, which was 67% higher than his STI target of $4,000,000, reflecting 2024 adjusted net income of $16.6 billion2 that came in above the STI Program 2024 target of $15.9 billion. Finally, Mr. McKay was awarded mid- and long-term incentives totaling $11,825,000, which were granted in the form of performance-deferred share units (80%) and stock options (20%). These mid- and long-term awards were 8% above target and up 7% from last year, reflecting Mr. McKay’s continued leadership in steering RBC through a dynamic global marketplace and making strategic investments that strengthen the bank’s ability to support its clients and drive sustainable value for shareholders over the long term. Mr. McKay also received a special performance-based equity award of $4,000,000.

CEO special performance-based equity award for 2024

Mr. McKay guided the bank through the once-in-a-generation acquisition of HSBC Canada, enhancing RBC’s existing Canadian businesses, and further positioning it as the bank of choice for Canadian commercial clients with international needs, newcomers to Canada and globally connected clients.

In recognition of the leadership required to integrate HSBC Canada and realize the full value potential of the acquisition, in December 2024, the board approved a special performance-based equity award of $4,000,000 for Mr. McKay, consisting entirely of performance share units linked to established strategic cost and earnings objectives expected to be realized over the next 3 years. This special performance-based equity award will cliff vest after 3 years in December 2027 and is at risk and subject to adjustment considering progress against the aforementioned integration objectives.

Having your say

Shareholder input on compensation is a key aspect of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that, in 2024, 96.3% of shareholder votes were in favour of RBC’s approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to your participation at the upcoming annual meeting of common shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee

Jacynthe Côté Chair of the Board

1

In 2023, the board approved an increase to Mr. McKay’s base salary to $2,000,000, short-term incentive to $4,000,000, and mid- and long-term incentive target to $11,000,000, resulting in 2024 total target compensation of $17,000,000.

2

This is a non-GAAP measure. For the purposes of determining the STI Program awards for the CEO and Group Executive in 2024, the net income target excluded HSBC Canada net income, HSBC Canada transaction and integration costs, and the impact of management of closing capital volatility related to the HSBC Canada transaction, from the planning process. The overall impact of these adjustments resulted in a higher adjusted net income of $16,640 million for STI purposes. For further details, including a reconciliation, refer to page 104.

Royal Bank of Canada

Executive compensation

Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2024 NEOs are:

David McKay	President and Chief Executive Officer (CEO)

Katherine Gibson	Chief Financial Officer[1] (CFO)

Derek Neldner	CEO and Group Head, RBC Capital Markets

Douglas Guzman	Deputy Chair, RBC[2]

Neil McLaughlin	Group Head, RBC Wealth Management[3]

Nadine Ahn	Former Chief Financial Officer[4]

Compensation philosophy and principles

Guided by our Vision of being among the world’s most trusted and successful financial institutions and our Purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with
long-term shareholder interests

•  Awards vary based on the absolute and relative performance of RBC.

•  Mid- and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  Performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and engaged employees are essential to creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC’s Values, embedded in our Code of Conduct (available at rbc.com/governance), form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We assess behaviours and compliance with policies and procedures in determining our performance-based compensation.

1

Katherine Gibson was appointed as CFO effective September 12, 2024. Ms. Gibson was Interim CFO from April 5, 2024 until September 11, 2024. Prior to this, Ms. Gibson was Senior Vice-President, Enterprise Finance and Controller and City National Bank Finance.

2	Douglas Guzman was appointed as Deputy Chair, RBC on September 1, 2024. Prior to this, Mr. Guzman was Group Head, RBC Wealth Management and RBC Insurance.
3	Neil McLaughlin was appointed as Group Head, RBC Wealth Management, effective September 1, 2024. Prior to this, Mr. McLaughlin was Group Head, Personal and Commercial Banking.
4	Nadine Ahn was CFO until April 5, 2024.

Royal Bank of Canada

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies and our future-focused leadership model, which outlines our expectations of leadership in today’s competitive landscape. We focus on identifying, assessing, and developing executives and high-potential talent to build a strong and diverse pipeline of future-ready leaders to drive performance. The CEO, along with RBC’s Group Executive, are stewards of the enterprise talent agenda, with specific performance objectives relating to talent management and succession planning, and are held accountable through their annual assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes focus on business performance and individual development. We focus on advancing and developing a diverse pipeline of leadership talent, differentiating development for high-potential talent to prepare them for broader and more complex roles, and building critical leadership capabilities.

Our philosophy on development and promotion from within strengthens our culture, supports talent retention, builds versatility and provides optionality for succession. We complement this practice with external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. In addition, we have formal leadership development programs for high-potential talent.

Enterprise talent strategies are integrated into business and function strategies. The human resources committee plays a key role in supporting the board in its oversight of talent management, leadership development and succession planning. Each year, the human resources committee reviews the annual succession report, which provides an overview and evaluation of talent and succession, including the depth and diversity of succession pools for senior leadership roles across RBC. The human resources committee also receives regular updates on executive staffing and progress on talent goals and annually reviews our leadership strategy, which outlines the strategic leadership priorities and progress made over the past year.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and heads of independent control functions who are not Group Executive, including specific plans to address any gaps. As part of this process, the CEO discusses with the board key capabilities and experiences for succession candidates, possible succession scenarios over various time horizons and future development plans, and the board also meets with top succession candidates.

Royal Bank of Canada

Executive compensation

Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay-for-performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and Group Executive relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.	72

Significant portion of pay is at risk and based on performance	✓	For the CEO and Group Executive, 75% to 90% of their target total direct compensation[1] is at risk, which creates a strong pay-for-performance relationship.	73

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other material risk takers (MRTs)) is deferred, with a vesting period of at least three or four years, consistent with our compensation principles and relevant regulatory guidelines.	69

Mid- and long-term incentive awards subject to performance at time of grant and vesting	✓

Consistent with best practices, we determine grants of mid- and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on equity (ROE) and capital ratio). These equity grants may be further adjusted based on progress against the strategic priorities of the RBC Climate Blueprint (refer to page 76 for more information). In addition, the performance-deferred share unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.

			75

Scenario analysis of compensation programs	✓	Every year, we back-test the compensation of the CEO and Group Executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and Group Executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.	73

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	77

Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	65–66

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2024, 96.3% of shareholder votes were in favour of our approach to compensation.	7

External independent advice	✓	The human resources committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance trends, and objective advice on the compensation for the CEO and Group Executive in the context of RBC’s performance and the market.	66

Alignment with FSB Principles and Implementation Standards	✓	Our approach to compensation risk management is consistent with the Financial Stability Board’s (FSB) Principles and Implementation Standards.	69

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees engage in misconduct, or conduct business activities inappropriately, or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	68

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	68

Performance cycles align with risk time horizon	✓	To align executive compensation with the risk time horizon and to motivate executives to create long-term value, executives are required to defer a significant portion of their variable compensation to meet minimum share ownership guidelines.	69

1	Target compensation levels are not established for the CEO and Group Head, RBC Capital Markets, as individual incentive awards are discretionary.

Royal Bank of Canada

Executive compensation

Compensation governance and risk management (continued)			Page

Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.	78

Incentive plan caps	✓	We cap the annual variable short-term incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	74–75

Talent management and succession planning	✓	The human resources committee and the board oversee a comprehensive approach to talent management and succession planning to drive short-, medium-, and long-term performance.	62

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger”.	99

Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			71, 75

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual STI award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	78

Royal Bank of Canada

Executive compensation

Compensation governance

Our board is responsible for overseeing RBC’s compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CHRO, CRO, CFO, and Senior Vice-President, Compensation and Benefits.

Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, compensation risk management and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas through experience as senior management of complex organizations and through their prior and current membership on the human resources or risk committees of the RBC board and compensation and risk committees of the boards of other large and complex organizations. The human resources committee assists the board in carrying out compensation oversight responsibilities by:

•	reviewing compensation polices and major compensation programs

•	engaging with the CRO regarding the major compensation programs, program design and payouts, and alignment with sound risk management principles and practices

Royal Bank of Canada

Executive compensation

•	overseeing compensation risk management by reviewing and recommending for board approval the compensation of the CEO, Group Executive and other MRTs

•	reviewing and recommending for board approval the pension plan funding and design changes for the bank and participating subsidiaries, and

•	ensuring compliance with relevant legal and regulatory requirements.

In addition, the human resources committee oversees key talent management and human resources strategies and practices, including employee engagement, diversity and inclusion, and health and wellness.

Various members of the human resources committee serve on other committees of the board. In fiscal 2024, Mr. Vandal served as chair of the human resources committee, and as a member of the risk committee. Mr. Daruvala and Mr. Perry served on the audit committee, Mr. Vettese served as chair of the audit committee, and Mr. Yabuki and Ms. Norton served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2024, the human resources committee held a joint meeting with the risk committee to provide oversight of and consider the relationship between risk and compensation as well as alignment of variable compensation with potential and realized risks and economic performance.

Independent advice

The human resources committee has benefited from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation for many years. The human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook) for this purpose since 2015. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and Group Executive

•	advising on CEO and Group Executive compensation based on individual, business segment and RBC’s overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings, during which compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and reviewed other services performed for RBC by FW Cook and the proposed fees for those services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services to RBC by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

The total fees paid by RBC to FW Cook for its services in 2024 represented less than 0.5% of FW Cook’s global revenue.

The table below shows the fees paid to the advisor over the last two years:

Year	Compensation advisor	Executive compensation- related fees[1,3]	All other fees[2,3]
2024	FW Cook	$226,265	$159,015
2023	FW Cook	$393,686	$57,176
1	As independent advisor to the human resources committee.
2

In each of the last two years, the board of directors of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for this work.

3	All fees have been converted to Canadian dollars using the average annual foreign exchange rate of US$1.00=C$1.3587 for fiscal 2024 and US$1.00=C$1.3495 for fiscal 2023.

Royal Bank of Canada

Executive compensation

Compensation risk management

Our compensation risk management policies and practices, as summarized below, are aimed at ensuring compensation aligns with the short-, medium- and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour, as part of performance evaluations and compensation decisions.

Together with the CHRO, the CRO and CFO play key roles in managing compensation risk at RBC, including several of the practices described in this section. The CFO provides oversight regarding performance, metrics and target setting, as well as overall financial soundness of compensation program spending, and is a member of the CRMOC described on page 65.

The CRO is also a member of the CRMOC and meets with the human resources committee periodically to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described below. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices and other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Culture and Conduct Risks Framework, all employees have an important role in promoting a risk-aware culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees the bank’s management of culture and conduct, including breaches of the Code of Conduct, and meets with the CHRO, CRO, Chief Legal and Administrative Officer and Chief Compliance Officer to review progress on programs that strengthen enterprise culture and conduct practices.

RBC’s compensation policies and practices meet applicable regulatory requirements regionally and globally across our various business segments.

Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management practices for RBC. This policy is guided by the FSB Principles and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance and leading best practices.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC

•  that deferred compensation should be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial, compliance and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire compensation programs, business segments within a compensation program and compensation of groups of, or individual, MRTs.

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews the compensation program pool calculations to identify significant items that impact the results for the period. This process includes reviewing key financial measures, including net income and ROE, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions consider risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business and functional segments compared to their risk appetite, the risk exposure by risk type compared to established risk appetite, risk-aware leadership, the strength of the control environment and the potential impacts of emerging risks.

•  Our culture and conduct risks practices include internal monitoring, employee engagement surveys, and benchmarking against peer practices and regulatory guidance.

•  Mid- and long-term incentives granted to MRTs, including the CEO and Group Executive, can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the human resources committee and subject to the board’s approval.

1	Refer to the Enterprise risk management section on pages 70 to 75 of the 2024 annual report for a list of the major risk types identified and the structures and processes to manage them.

Royal Bank of Canada

Executive compensation

Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct, risk and compliance policies.

Key features

•  Material breaches of the Code of Conduct, risk and compliance policies are reviewed by a cross-functional committee, and final recommendations on consequences are reviewed by the CHRO and CRO.

•  Compensation arrangements for MRTs, including the CEO and Group Executive, are subject to risk review.

•  These practices support risk management accountabilities to be appropriately reflected in compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of the bank’s risk appetite.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees engage in misconduct or conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to MRTs and other employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards to executives, such as the CEO, Group Executive and other MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid- and long-term incentive awards.

Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers

Purpose

•  To provide for the recovery of excess incentive compensation from the CEO, Group Executive and the Senior Vice-President, Enterprise Controller in the event of a restatement of our financial results.

Key features (applies to CEO, Group Executive and the Senior Vice-President, Enterprise Controller)

•  A financial restatement trigger requires RBC to recoup erroneously awarded incentive-based compensation for the CEO, Group Executive and the Senior Vice-President, Enterprise Controller, where that compensation exceeds the amount that would have been received had it been determined based on the restated amounts. This Policy applies to incentive-based compensation received on or after October 2, 2023.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees and contract workers are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, or

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Royal Bank of Canada

Executive compensation

Alignment with the FSB Principles and Implementation Standards

Our approach to compensation is consistent with the FSB Principles and Implementation Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓ ✓

The board, with the support of the human resources committee, monitors and reviews the bank’s compensation policies and major compensation programs to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.

The human resources committee meets with the CRO bi-annually to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓ ✓

The human resources committee considers potential adjustments to compensation payouts, guided by the CRO’s review of a number of risk factors as described on page 67.

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are commensurate with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on RBC net income after tax (NIAT), business segment NIAT, or a combination of both.

-  Final payouts for performance-deferred share units (PDSUs) are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 68 covers the CEO and Group Executive and all other employees who receive equity-based compensation. The Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers as described on page 68 covers the CEO, Group Executive and the Senior Vice-President, Enterprise Controller.

Compensation payout is sensitive to the time horizon of risks	✓ ✓

To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for MRTs), with a vesting period of at least three or four years.

Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and Group Executive as described on page 78.

The mix of cash, equity and other forms of compensation is consistent with the risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Royal Bank of Canada

Executive compensation

Compensation framework

RBC’s variable compensation programs, including the design, are regularly reviewed by multiple management committees and overseen by the human resources committee of the board to ensure compensation is consistent with enterprise and business segment strategy, market competitiveness and regulatory environment. The majority of employees at RBC are compensated through a combination of base salary and variable compensation awards which generally fall into one or more of the following forms: short-term incentives, discretionary, commission and equity. In evaluating appropriateness of incentive plans, RBC may consider several factors including but not limited to objectives related to business performance, risk and culture.

Independent review of compensation programs and practices

RBC Internal Audit annually conducts an independent review of compensation policies, programs and practices for alignment with the FSB Principles and Implementation Standards as well as other relevant regulatory guidance. The opinion of the fiscal 2023 review was presented to the human resources committee in August 2024, which included a satisfactory rating on the design and operating effectiveness of key controls supporting RBC’s compensation risk management processes. City National Bank was excluded from this review.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles, as described on page 61. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market-competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the human resources committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and numerous other external consulting firms, including McLagan1 and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group shown on page 71 to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix, and scale of operations outside Canada), our international growth strategy and the associated talent requirements.

1	McLagan is a part of Aon Hewitt, a business unit of Aon plc.

Royal Bank of Canada

Executive compensation

Core comparator group

The board uses a core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and Group Executive. The core comparator group has remained unchanged since fiscal 2012. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Core comparator group

Canadian financial institutions

•  The Toronto-Dominion Bank

•  The Bank of Nova Scotia

•  Bank of Montreal

•  Canadian Imperial Bank of Commerce

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The reference comparator group was last updated in fiscal 2020. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

Reference comparator group

U.S. banks

•  JPMorgan Chase & Co.

•  Wells Fargo & Company

•  Morgan Stanley

•  U.S. Bancorp

•  PNC Financial Services Group, Inc.

Others

•  Barclays PLC

•  Westpac Banking Corporation

The following table summarizes how we rank on size-based selection criteria1 relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2024; market capitalization is as of October 31, 2024.
2	Employees (full-time equivalent) (FTE).

CEO and Group Executive target setting

Each year, based on an in-depth review of target compensation for the CEO and Group Executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

Royal Bank of Canada

Executive compensation

As we are the largest of the core comparator companies based on market capitalization, revenue, net income and total assets, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC’s performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation and applicable regulatory requirements. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk, and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income after tax relative to targets set for the STI Program using a pre-established payout grid. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short-, medium- and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of clients, employees, shareholders and other stakeholders.

The CEO establishes financial and non-financial objectives for each Group Executive, which include client, risk and strategic objectives, and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee,1 the performance evaluations of Group Executive based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and Group Executive compensation programs might pay out under different RBC performance scenarios. These analyses help determine whether these compensation programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews RBC’s performance scenarios to assess the appropriateness of a range of potential outcomes, which range from poor to exceptional results.

A description of the evaluations for the CEO and other NEOs for 2024 can be found on pages 85 to 91.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short-, mid- and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	contributions to the enhancement of long-term shareholder value

•	RBC’s financial performance relative to peers

•	progress against RBC’s Climate Blueprint

•	market compensation information, including the compensation comparator groups

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the CEO’s recommendations for compensation awards for Group Executive

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

[1]	The performance assessments of the CFO and the CRO are reviewed at the audit and risk committee respectively.

Royal Bank of Canada

Executive compensation

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these factors, the human resources committee recommends to the board compensation awards for the CEO and Group Executive.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other NEOs for 2024 is available on pages 85 to 91.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure to confirm that award outcomes are consistent with RBC’s performance (refer to page 87 for a review of compensation awarded to the CEO over the past five years). The assessment uses the value of the short- and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid- and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to Group Executive are also back-tested annually to confirm that award outcomes continue to align with RBC performance.

2024 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 77 to 78), and the proportion of pay at risk.

1 Additional compensation awarded to Ms. Gibson in recognition of her appointment as Interim CFO has been excluded from the target mix.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group.

Performance-based awards

Awards under the short-, mid- and long-term incentive programs are determined based on individual, business segment and RBC’s overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the deferred share unit (DSU) Program (refer to page 78 for more information). The mid- and long-term incentive programs are equity-based.

Royal Bank of Canada

Executive compensation

Short-, mid- and long-term incentive programs

The table below summarizes the key design features of the short-, mid- and long-term incentive programs, which are applicable to the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 77 to 78).

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC’s overall performance, as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives, which are added together to determine the actual STI award. Payouts can range from zero to a maximum of two times target.

Performance measures	■ ■ ■

Financial (60% weight)

•  RBC net income after tax, or for business segment Group Heads, a combination of RBC net income after tax and business segment net income after tax, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client (10% weight)

•  Client satisfaction and loyalty results for our retail businesses: Personal Banking and Commercial Banking,[1] Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets, are also considered.

•  The CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, business strategy, and environmental sustainability, social and governance practices.

Payout	Paid following the end of the fiscal year.

1

Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing moved from the previous Personal & Commercial Banking segment to the Wealth Management segment.

Royal Bank of Canada

Executive compensation

Mid- and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium- and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	PDSUs (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to 10 years[1]

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term financial objectives of diluted EPS growth, ROE, common equity tier 1 (CET1) ratio and considers, at the discretion of the board, progress made against the strategic priorities in the RBC Climate Blueprint (refer to page 76 for more information).

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (refer to page 67 for more information).

Performance measures at vesting

Common share price performance plus relative TSR (change in common share price plus reinvested dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the common share price.

A zero payout will result if (i) the three-year TSR is 9th or 10th of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2024).

Common share price performance

Vesting and payout	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

How we use our global performance peer group
At vesting of PDSU awards, we compare our TSR to that of a global performance peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described above. The global performance peer group is comprised of Canadian financial institutions, and U.S. and other international banks with a similar business and/or geographic mix to RBC.

This is the same global peer group used to measure our relative TSR performance that reflects the market’s perception of our overall performance relative to our peers over the three-year award term. Peer groups are reviewed on a regular basis and updated for relevancy to ensure we appropriately incentivize senior leaders to drive growth in TSR against peers that we compete with and that operate in similar markets.

Global performance peer group
Canadian financial institutions • Bank of Montreal • Canadian Imperial Bank of Commerce • Manulife Financial Corporation • National Bank of Canada • The Bank of Nova Scotia • The Toronto-Dominion Bank	U.S. and other international banks • JPMorgan Chase & Co. • Wells Fargo & Company • Westpac Banking Corporation

1

The term of options that are scheduled to expire during, or shortly after, an insider trading blackout during which the participant is prohibited from exercising the option is automatically extended 10 business days following the end of the insider trading blackout.

Royal Bank of Canada

Executive compensation

Sustainability-related1 factors in executive compensation

As a global bank, we recognize the responsibility to identify, understand and respond to the sustainability-related risks and opportunities that matter most to our stakeholders and our business. We continue to evolve and refine our sustainability strategies by taking into consideration lessons learned and adapting to a dynamic and rapidly changing environment.

The design of our CEO and Group Executive variable compensation incorporates environmental sustainability, social and governance practices and climate considerations in the short-, medium- and long-term compensation programs to incentivize our executives in advancing positive change, progressing towards our objectives, and creating long-term sustainable value for our shareholders.

Compensation program	Compensation element	Description of program component	2024 results
STI Program	Included in risk and strategic objectives (30% weighting)

Individual performance objectives for the CEO and Group Executive[2] in our STI program are tied to RBC’s financial performance, client outcomes and contribution to our risk and strategic objectives, including environmental sustainability, social and governance practices. Our STI program, which includes a 30% weighting on risk and strategic objectives, is highlighted on page 74.

Objectives and results related to environmental sustainability, social and governance practices are discussed on pages 82 to 83.

In evaluating STI awards for the CEO and Group Executive, the board was provided individual performance assessments which include contributions to environmental sustainability, social and governance practices.

MTI and LTI programs	Includes a discretionary climate-based modifier

Since 2023, the CEO and Group Executive[2] MTI and LTI programs include medium-term climate-based commitments related to progress towards the strategic priorities of the RBC Climate Blueprint[3] (further updated information on our evolving climate strategy is available at rbc.com/climate).

This climate-focused assessment provides additional incentive for the CEO and Group Executive to accelerate RBC’s progress towards these priorities, and enables the board to recognize their efforts by applying a modifier to MTI and LTI awards, taking into consideration their actions supporting our climate strategy.

The board recognizes that managing climate risks and opportunities is multi-faceted, and that RBC has taken measures to continue momentum on its climate journey.

After reflecting on RBC’s commitments and actions taken to date, the board has assessed RBC’s in-year progress against medium-term climate-based commitments to be on track, and no further modification was applied to the 2024 MTI and LTI awards granted.

We are proud of the progress we have made but recognize that the transition to a low-carbon and resilient economy is a multi-year journey, with uncertainties and variables that will have to be navigated. We know our progress will not be linear, so transparency with our clients, employees, communities where we operate, and shareholders is a key element of our approach.

1	“Sustainability” refers to environmental and social matters.
2

Excludes the CEO and Group Head, RBC Capital Markets, who participates in the Capital Markets Compensation Program. Refer to pages 77 to 78 for our discussion of how sustainability factors are incorporated into the Capital Markets Compensation Program.

3

The board approved CEO and Group Executive compensation in December 2024 (fiscal 2025) in accordance with existing compensation programs, prior to the approval by the board in January 2025 of the revised RBC Climate Blueprint, the RBC Skills Blueprint and the RBC Equitable Opportunities Blueprint.

Royal Bank of Canada

Executive compensation

Potential adjustments to CEO and Group Executive incentive awards

Risk and performance adjustments

The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.

In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to forfeiture or clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 68. Additionally, in the event of a restatement of our financial results, excess incentive awards may be subject to recovery, as set forth in the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers, as described on page 68.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income after tax for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income after tax provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI and LTI Programs

At grant: Progress against our medium-term financial performance objectives for diluted EPS growth, ROE, and capital ratio is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

Capital ratio

Capital, as measured by our CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. A strong capital ratio, along with high returns over the short and longer term, reflects management’s ability to balance risks and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (refer to page 79) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program applicable to Mr. Neldner.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•   Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC’s overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•   The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•   The performance of the CEO and Group Head, RBC Capital Markets is assessed relative to financial objectives, as well as risk and strategic objectives, including environmental sustainability, social and governance practices, consistent with other Group Executive. Target compensation levels are not established for the Group Head, as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, given the breadth and global scope of our Capital Markets business, the committee considers performance and compensation information of institutions outside Canada for additional context, and it may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

Royal Bank of Canada

Executive compensation

Capital Markets Compensation Program (continued)

Form of awards (for CEO and Group Head, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprised of PDSUs and stock options. For more information about these awards, refer to page 75.

Risk and performance adjustments

•   The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•   In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to forfeiture or clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 68. Additionally, in the event of a restatement of our financial results, excess incentive awards may be subject to recovery, as set forth in the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers, as described on page 68.

Deferred Share Unit Program – Voluntary deferral of short-term incentive awards

Key features	DSU Program

Purpose

•   For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%) of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•   The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year-end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and Group Executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years1 to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all NEOs is shown on pages 85 to 91.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group Executive[1]	6 x	12 months

1	Refer to the below for the CEO and Group Head, RBC Capital Markets.

Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement

CEO and Group Head, RBC Capital Markets	2 x	+	2 x	12 months

1

If an employee was externally hired within two years of the date that the increased share ownership requirements began to apply, then such employee will have five years from their initial date of hire to reach the minimum level of share ownership.

Royal Bank of Canada

Executive compensation

2024 CEO and other named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other NEOs in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	In Canada: the undisputed leader in financial services

•	In the United States: the preferred partner to institutional, corporate, commercial and high net worth clients and their businesses, and

•	In select global financial centres: a leading financial services partner valued for its expertise.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year, and eliminate the possibility of unintended outcomes determined solely by formulas.

Royal Bank of Canada

Executive compensation

STI Program objectives and results

Financial (60% weight)[1]

Following are the financial highlights and key measures of company and segment performance achieved in 2024.

RBC
$16,240 million net income up 11% from 2023	✓

Achieved net income of $16,240 million, up 11% from last year, primarily driven by higher results across all of our business segments. Prior year results reflect the impact of the Canada Recovery Dividend (CRD) and other tax-related adjustments, as well as the favourable impact of certain deferred tax adjustments, both of which were treated as specified items and reported in Corporate Support. Results in the current year also reflect higher HSBC Bank Canada (HSBC Canada) transaction and integration costs, which are treated as specified items, and unallocated costs in Corporate Support.

✓

For the purposes of determining the STI Program awards for the CEO and Group Executive in 2024, the net income target excluded HSBC Canada net income, HSBC Canada transaction and integration costs, and the impact of management of closing capital volatility related to the HSBC Canada transaction from the planning process. The overall impact of these adjustments resulted in a higher adjusted net income of $16.6[2] billion for STI purposes, which is higher than the STI Program 2024 target net income of $15.9 billion.

✓

Effective the fourth quarter of 2024, Personal & Commercial Banking became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing® moved from the former Personal & Commercial Banking segment to the Wealth Management segment.

Personal Banking
$5,921 million net income up 9% from 2023	✓	Achieved net income of $5,921 million, up 9% from last year. The inclusion of HSBC Canada results increased net income by $133 million. Excluding HSBC Canada results,[3] net income increased $370 million or 7%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 6% in Personal Banking – Canada, partially offset by higher provisions for credit losses.

Commercial Banking
$2,818 million net income up 9% from 2023	✓	Achieved net income of $2,818 million, up 9% from last year. The inclusion of HSBC Canada results increased net income by $219 million. Excluding HSBC Canada results,[3] net income increased $17 million or 1%, as growth in total revenue more than offset higher provisions for credit losses and higher non-interest expenses.

Wealth Management
$3,422 million net income up 27% from 2023	✓	Achieved net income of $3,422 million, up 27% from last year, primarily due to higher fee-based client assets, reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue and lower provisions for credit losses also contributed to the increase. The prior year included the impact of the specified item relating to impairment losses on our interest in an associated company.

Insurance
$729 million net income up 33% from 2023	✓	Achieved net income of $729 million, up 33% from last year, mainly due to higher insurance investment result largely attributable to lower capital funding costs and favourable investment-related experience as we repositioned our portfolio for the transition to International Financial Reporting Standards 17 (IFRS 17). Higher insurance service results, primarily due to business growth across the majority of our products, also contributed to the increase. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Capital Markets
$4,573 million net income up 10% from 2023	✓	Achieved net income of $4,573 million, up 10% from last year, mainly due to higher revenue in Corporate & Investment Banking and lower provisions for credit losses. These factors were partially offset by higher taxes reflecting favourable tax adjustments in the prior year and higher compensation.

1

Further information on our financial performance is in the 2024 annual report or the consolidated financial statements and management discussion and analysis for the years ended October 31, 2024 and 2023.

2	This is a non-GAAP measure. For further details, including a reconciliation, refer to page 104.
3

For further details on the impact of the HSBC Canada transaction on our Personal Banking segment, Commercial Banking segment and consolidated results, refer to the Key corporate events section on pages 25 and 26 of the 2024 annual report, which section is incorporated by reference.

Royal Bank of Canada

Executive compensation

Client (10% weight)

In fiscal 2024, employees across our businesses continued to demonstrate their commitment to delivering on our Purpose by supporting clients with ideas, insights and a commitment to excellence, as well as differentiated advice, and products and services.

Across our business segments, client satisfaction levels remained strong throughout 2024, highlighted by numerous industry awards and rankings, including:

•	Customer Service Excellence Award Winner among the big 5 banks – recognized in all 11 categories of the 2024 Ipsos Financial Service Excellence Awards, for the 6th time in 7 years.

•

Ranked highest in customer satisfaction for the 4th consecutive year in the J.D. Power 2024 Canada Retail Banking Advice Satisfaction Study. Clients rated RBC #1 across all study factors evaluated, including frequency, quality, relevancy to needs, clarity and concern for needs. Additionally, RBC is recognized as best in Banking Mobile App and Online Banking Satisfaction in the J.D. Power 2024 Canada Banking Mobile App Satisfaction Study and the J.D. Power 2024 Canada Online Banking Satisfaction Study, respectively.

•	Awarded the Celent Model Bank Award for Digital Onboarding and the Digital Banker’s Digital CX Award (2024) for Omni-Channel Customer Experiences.

•

Recognized as the Most Valuable Canadian Brand for the 6th consecutive year, the 8th Most Valuable Financial Services Brand globally, and 64th on the list of Top 100 Most Value Global Brands (Kantar BrandZ), respectively.

•	Recognized as Best Private Bank in Canada (Global Finance, Best Private Bank Awards 2024) and Best Domestic Private Bank in Canada (Euromoney, Private Banking Awards 2024).

•	Recognized as Best Treasury and Cash Management Bank in Canada, Best Trade Finance Provider in Canada and Best Bank in Canada for small and medium-sized businesses (Global Finance Magazine 2024).

•	RBC Global Asset Management named TopGun Investment Team of the Year by Brendan Wood International for the 9th time.

•

RBC Capital Markets recognized as the Best Investment Bank in Canada (Euromoney Awards for Excellence 2024) and for its Outstanding Cash Management Platform, RBC Clear, an innovative U.S. digital cash management solution for treasury teams (The Digital Banker Digital CX Awards 2024).

•	Ranked #1 investment bank in Canada and #1 Canadian investment bank in the U.S. based on market share, and 10th largest global investment bank based on global investment banking fees (Dealogic).

•	One of the top 3 Greenwich Quality Leaders in Canadian Institutional Investment Management Service, for the 10th consecutive year (Coalition Greenwich).

•	Ranked 3rd overall and #1 in Canada for artificial intelligence (AI) maturity out of 50 global financial institutions in the Evident AI Index.

Client satisfaction levels and the efforts of our employees to support clients through an uncertain macroeconomic environment this year resulted in a client satisfaction and loyalty result of 125%.

Risk and strategic (30% weight)

Risk objectives

Risk management	2024 results

Risk profile within risk appetite	✓

Executed our growth strategy within our risk appetite, while actively managing top and emerging risks (e.g., IT and cyber threats, geopolitical tensions, processing and execution risks, business continuity, regulatory compliance, fraud, and financial crimes).

	✓	Maintained strong credit ratings and a risk profile in the top half of our peer group.

Strong capital, liquidity and funding	✓	Maintained a CET1 ratio[1] of 13.2%, providing room for future organic and inorganic business opportunities.
	✓	Liquidity and funding ratios continue to remain within self-imposed constraints (including adequate buffers) and regulatory requirements.

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings.
	✓	Continued to focus on enhancing our risk management and compliance capabilities across the three lines of defence to support future growth ambitions.
	✓	Made progress to strengthen the bank’s risk management and internal controls by including key US regulatory remediation requirements.

Effective risk culture and conduct	✓	Maintained leader accountability to promote the bank’s risk management principles supported by a strong risk-aware culture throughout RBC.

1	This ratio is calculated by dividing CET1 capital by risk-weighted assets, in accordance with Office of the Superintendent of Financial Institutions’ Basel III Capital Adequacy Requirements guideline.

Royal Bank of Canada

Executive compensation

Strategy execution objectives

Business strategy	2024 results

In Canada: undisputed leader in financial services	✓	Ranked #1 market share in all key personal and business banking product categories across Canada.[1]
	✓	One of the largest Canadian bank-owned insurance organizations on a total revenue basis (based on Q3 year-to-date).
	✓	Largest full-service wealth advisory business in Canada as measured by assets under administration (AUA), serving high net worth and ultra high net worth clients (Investor Economics, as of June 2024).
	✓	Ranked #1 investment bank in Canada based on global investment banking fees (Dealogic).

In the United States: the preferred partner to institutional, corporate, commercial and high net worth clients and their businesses	✓	Our full-service Wealth Management business in the U.S. which ranks 6th largest among publicly traded wealth management advisory firms in the U.S.,[2] based on AUA,[4] increased revenue by US$642 million or 11% from last year.
	✓	Ranked 9th largest investment bank in the U.S. based on global investment banking fees (fiscal 2024, Dealogic).
	✓	RBC Capital Markets was joint lead arranger and joint bookrunner on a US$2.25 billion tax equity term loan to support Pattern’s SunZia wind and transmission project, a major renewable energy infrastructure project in the U.S.
	✓	RBC Capital Markets acted as lead financial advisor and committed financing to J.M. Smucker Co. on the US$5.6 billion acquisition of Hostess Brands, Inc.
	✓	Launched U.S. Cash Management platform, RBC Clear, with strong momentum in client acquisition.

In select global financial centres: a leading financial services partner, valued for our expertise	✓	Achieved scale as a top-5 wealth management firm in the U.K.[3] as measured by AUA.[4]
	✓	RBC Capital Markets acted as exclusive financial advisor to Schroders Greencoat on the £700 million acquisition of a U.K.-based solar photovoltaics portfolio, lead underwriter for bridge financing and exclusive financial advisor for subsequent refinancing.
	✓	Achieved growth and continued momentum in Asia through the addition of experienced client-facing advisors and net new assets.

Create meaningful value for clients	✓	Integrated HSBC Canada’s clients, of which a significant percentage are affluent clients, well-positioning RBC to be the bank of choice for newcomers to Canada and clients who need global capabilities. Existing RBC retail clients are also benefitting from new product and service capabilities, including foreign currency accounts.
	✓	As the Official Financial Services Partner and Official Ticket Access Partner of Taylor Swift | The Eras Tour in Canada, RBC provided Avion Rewards® members unique access to the concerts with an exclusive allocation of tickets and prize packages. RBC also gave tickets to fans in the community through Big Brothers Big Sisters of Canada.
✓

RBC Insurance launched Life Affinity to provide multi-product advice and affordable solutions to support our clients having coverage for all their needs. With this launch, clients who have both life and property insurance with RBC can access savings on their property insurance.

Environmental sustainability	2024 results

Help clients as they transition to net-zero	✓

Completed the first year of client engagement under RBC’s Client Engagement Approach on Climate – Energy Sector, which outlines RBC Capital Markets’ approach to engagement with its energy sector clients on their plans for the transition.[5]

	✓	Increased authorized lending to renewable energy across RBC Capital Markets and Commercial Banking and to low-carbon energy overall.[6]

Hold ourselves accountable	✓	Measured absolute financed emissions for oil and gas scope 1, 2 and 3.

Inform and inspire a sustainable future	✓	Released The RBC Climate Action Institute’s inaugural annual report on Canada’s net-zero progress, exploring the challenges and opportunities for Canada’s climate journey.
✓

RBC Tech for Nature supported 140+ community investment partners in areas such as agriculture, energy and nature-based climate solutions through $29 million in community investments, an increase of 38% from 2023. Since 2019, RBC, RBC Foundation and RBC Foundation USA have invested $90 million of the $100 million commitment by 2025 to help address climate change and biodiversity loss, with the remainder to be invested in 2025.

Advance net-zero leadership in our own operations	✓

Announced plans to accelerate the retrofit of the Canadian branch network where we are responsible for heating, ventilation and air conditioning equipment by investing $35 million over three years (2025–2027) in the first phase through the installation of energy efficient, low-carbon heating and cooling systems such as heat pumps, which will replace aging equipment.

1

Market share is calculated using most current data available from using Office of the Superintendent of Financial Institutions (OSFI) (M4), IFIC and CBA, and is as at August 2024, June 2024 and March 2024, respectively. Based on six key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and Guaranteed Investment Certificates (GICs), Credit Cards, Long-term Mutual Funds, Business Loans, Business Deposits.

2	Based on publicly available information for full-service wealth advisory firms (excluding independent broker-dealers) in the U.S., as of September 2024.
3	Based on publicly available information for wealth management firms (excluding platform businesses) in the U.K., as of September 2024.
4

Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

5	The Client Engagement Approach on Climate – Energy Sector is available at rbc.com/climate.
6

Low-carbon energy activities include the construction, development, operation, acquisition, maintenance and connection of: renewable energy sources (e.g., solar, wind), other low-carbon energy sources (e.g., nuclear and hydrogen) as well as electricity transmission and distribution systems, energy storage devices (e.g., batteries) and efficiency improvements (e.g., smart grids). For power generation clients in Capital Markets that have more than one energy source, authorized lending exposure is allocated on a pro-rata basis as a share of generation type based on revenue or an available proxy.

Royal Bank of Canada

Executive compensation

Social and governance practices	2024 results

Support our communities	✓	RBC, RBC Foundation and RBC Foundation USA together provided $184+ million globally through community investments, with RBC providing nearly $2.1 million in humanitarian and relief support efforts globally, including disaster response efforts in Canada.[1]
✓

Launched a Separately Managed Account impact investment initiative that supports underserved communities[2] across the U.S., making it easier for our clients to invest specifically in pools of government-guaranteed small-business loans.

✓

The RBC Communities Together Fund, a program that enables employees to help address pressing needs in their regions, supported 2,500 volunteer projects, engaging 6,000+ employees in 6 countries, mobilizing $3.8+ million in grants and tracking nearly 37,300 volunteer hours.

✓

Through RBC Future Launch, RBC and RBC Foundation provided $59 million in 2024, helping set up Canadian youth in the communities we operate in with skills needed for a thriving future. Since 2017, RBC Future Launch has reached over 8.4 million Canadian youth and provided $451 million of the $500 million commitment by 2025 through more than 960 partner programs.

✓

In 2024, RBC Race for the Kids raised over $11 million for local youth charities across the globe. Since inception in 2009, RBC Race for the Kids has hosted over 470,000 participants and raised $100+ million in fundraising.

Build a diverse leadership team and a more inclusive work environment	✓	Continued to receive external validation of the actions RBC has taken to create a welcoming and inclusive place to work through recognition as one of Canada’s Top 100 Employers,[3] Canada’s Best Diversity Employers,[3] Canada’s Best Workplaces for Women (Great Place to Work Institute), and one of the Best Places to Work for Disability Inclusion in Canada in 2024 (Disability:IN) in the inaugural Canada 100 Disability Equality Index.
✓

In 2024, we met our goals[4] for the percentage of Black, Indigenous and people of colour executives in Canada (27% as at October 31, 2024, compared to our 2024 goal of 27%) and for new Black, Indigenous and people of colour executive appointments[5] (35% for 2024, relative to our annual goal of 30%). And while representation of women in leadership remained stable, we did not meet our goals[4] for the percentage of women executives in Canada (43% as at October 31, 2024, compared to our 2024 goal of 48%) and for new women executive appointments (44% for 2024, relative to our annual goal of 50%). We continue to identify opportunities to evolve our actions to foster an inclusive leadership pipeline.

✓

Initiated work on third-party racial equity audits[6] to assess, inform and continue to help drive improvement in our employment and business and commercial practices to address issues that can impede the success of Black, Indigenous and other racialized groups.

Create exceptional and engaging employee experiences	✓	Over 3 million hours collectively invested by our workforce in building their technical, personal and business skills.[7]
	✓	Continued to connect employees to our Purpose. Our 2024 Employee Engagement Survey found that 92% feel they contribute to the bank’s success and 87% are proud to be a part of RBC.[8]
	✓	Maintained a relatively stable Inclusive Experiences Composite Score of 81,[9] which measures employees’ experiences with inclusion and belonging.
	✓	Launched a new digital wellness platform, enabling RBC employees to track and earn rewards for participating in wellness challenges, activities and education.

Enable inclusive economic growth	✓

In connection with the HSBC Canada acquisition, RBC committed to provide $7 billion in financing for the construction, retrofitting and renovation of affordable and sustainable housing in Canada over five years.[10]

✓

Announced the launch of Global Credit Connect with Nova Credit, a cross-border credit bureau, to help eligible RBC newcomer clients leverage their international credit history in Canada, which can then be used in applications for RBC credit products and solutions.

Prioritize our governance initiatives	✓	Launched a Truth and Reconciliation Office under RBC OriginsTM, with the intent to apply the principles, norms and standards of a reconciliation framework to RBC’s corporate policy and core operational activities involving Indigenous peoples and their lands and resources.
✓

Continued to evolve climate governance by establishing a climate executive council to oversee the bank’s climate strategy, including progress against goals and targets, and to make decisions related to strategic climate matters.

1	Includes donations and community sponsorships and community investments made by RBC, RBC Foundation or RBC Foundation USA, employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure includes community sponsorships and investments made to the RBC Communities Together Fund, RBC Emerging Artists, RBC Future Launch and RBC Tech for Nature.
2	Groups that share a particular characteristic, as well as geographic communities, who have been systematically denied a full opportunity to participate in aspects of economic, social, and civic life. These groups may include but are not limited to people who are socio-economically disadvantaged, geographically isolated, educationally disenfranchised people, or those who have been historically excluded due to race, gender, sexual orientation, disability status, or other identity-based factors.
3	MediaCorp Canada Inc.
4	Our goals are aspirational in support of our efforts to provide fair and inclusive access to hiring and advancement opportunities for all employees.
5	A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President, or Executive Vice-President. HSBC Canada executives who joined RBC at the acquisition date are not included in new executive appointments.
6	The bank’s commitment to conduct these third-party racial equity audits led to the withdrawal of a shareholder proposal submitted in connection with the 2024 meeting of shareholders of RBC. For more information, please refer to Schedule A: Shareholder proposals on page 116.
7	Training hours encompass the cumulative time devoted to various learning initiatives in 2024, including technical, business and compliance related training from our Learning Management System. In addition, training hours include business-segment-led training and informal learning hours, including learning hours in leadership development programs, diversity and inclusion learning events and hours spent in learning applications. Excludes City National Bank as this subsidiary has not been integrated onto our primary human resources (HR) platform.
8	Employee Engagement Survey conducted between April 24 to May 8, 2024. Participation rate was 75%.
9	In select surveys, including in the annual Employee Engagement Survey, RBC included a series of questions related to employees’ experiences with inclusion and belonging. The composite of responses is referred to as our Inclusive Experiences Composite Score, which is the measure for understanding the experiences of our employees.
10	Based on the Canada Mortgage and Housing Corporation MLI Select affordability, accessibility and energy efficiency criteria for multi-unit rental housing projects (for more information, please visit www.cmhc-schl.gc.ca). Eligible projects that contain affordable housing units may also include certain components that meet some of the energy efficiency or accessibility criteria.

Royal Bank of Canada

Executive compensation

MTI and LTI Program objectives and results

Medium-term financial objective

Our 2024 medium-term financial objectives considered in determining mid- and long-term incentives are outlined below. Our financial performance reflects the impact of specified items and the amortization of acquisition-related intangibles.

In 2024, we achieved our medium-term (3- to 5-year) objective of maintaining strong capital positions, finishing the year with a CET1 ratio of 13.2%. However, as anticipated, capital deployments to fund strategic opportunities and operational improvements, including HSBC Canada and City National Bank, impacted our diluted EPS growth and ROE. While strong in-year progress against these measures was achieved, and annual results exceeded our expectations, reflecting our continued ability to deliver sustainable earnings growth underpinned by a strong balance sheet, our medium-term (3- to 5-year) objectives for diluted EPS growth and ROE were not met in 2024.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	1%	5%

ROE of 16%+	15.0%	15.6%

Strong capital ratio (CET1)	13.4%	13.3%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE, CET1 and dividend payout ratio are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 79, and we believe it represents the most appropriate measure of shareholder value creation. A medium-term (3- to 5-year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop and the cyclical nature of the credit cycle. In 2024, we achieved top-half performance over our 3-year TSR and over our 5-year TSR.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	14% – Top half	14% – Top half

Global peer group average (excluding RBC)	11%	12%

1

The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the periods October 31, 2021 to October 31, 2024 and October 31, 2019 to October 31, 2024, respectively.

We review and revise these medium-term objectives as economic, market and regulatory environments change. For 2025, our medium-term financial performance objectives remain unchanged.

Medium-term climate objective

After reflecting on RBC’s commitments, actions taken to date, and relative performance compared to peers, the board has assessed RBC’s in-year progress against medium-term climate objectives to be on track, and no further modification was applied to the 2024 MTI and LTI awards granted.

Royal Bank of Canada

Executive compensation

CEO performance and compensation

   David McKay

   President and Chief Executive Officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada and sets the strategic direction to drive leading performance, consistent with the interests of clients, employees, shareholders and other stakeholders. He is accountable to the board for the development and successful execution of RBC’s strategy, while maintaining a strong capital position and prudent management of the bank’s risk profile.

Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC’s Values, shaping a culture of integrity, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

2024 STI Program award

The human resources committee considered the results, as summarized on pages 80 to 83, in determining Mr. McKay’s STI award. The committee recommended, and the board approved, a total STI award for Mr. McKay of $6,668,000, which was 67% above target, and up 147% from last year, reflecting 2024 adjusted net income of $16.6 billion[1] that came in above the STI Program 2024 target of $15.9 billion, as described below.

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact –100% to +25%)
ê		ê		ê		ê

RBC net income and business segment net income[1]		Client index		• Risk management • Business strategy • Environmental sustainability, social and governance practices		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

1 The CEO and CFO formula is based on total RBC net income; the Group Heads’ formula is based on the combination of RBC net income and business segment net income.

Objectives	Commentary

Financial objectives (60%)

•  The committee recommended, and the board approved, an award of $4,128,000, driven by strong financial performance resulting in a higher adjusted net income compared to the 2024 net income target for the STI Program, as mentioned below. For a summary of the financial results, refer to page 80.

•  For the purposes of determining the STI Program awards for the CEO and Group Executive in 2024, the net income target excluded HSBC Canada net income, HSBC Canada transaction and integration costs, and the impact of management of closing capital volatility related to the HSBC Canada transaction from the planning process. The overall impact of these adjustments resulted in a higher adjusted net income of $16.6[1] billion for STI purposes, which is higher than the STI Program 2024 target net income of $15.9 billion.

Client objectives (10%)

•  The human resources committee recommended, and the board approved, an award of $500,000 relating to client satisfaction and loyalty results that exceeded overall objectives. For a summary of results, refer to page 81.

Risk and strategic objectives (30%)

•  Overall, the human resources committee and the board determined that RBC achieved or exceeded the risk and strategic objectives, including accomplishments relating to environmental sustainability, social and governance practices. For a summary of results, refer to the scorecard summary on pages 81 to 83.

•  The human resources committee recommended, and the board approved, an award of $2,040,000 for Mr. McKay’s achievements relative to these objectives.

Other factors

Risk adjustment/ discretion

•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board of directors confirmed that no risk or other discretionary adjustments to the STI award were required.

[1]	This is a non-GAAP measure. For further details, including a reconciliation, refer to page 104.

Royal Bank of Canada

Executive compensation

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed the bank’s 2024 progress relative to our medium-term objectives, which reflect the bank’s resilience and stability in capital and liquidity positions and its commitment to creating long-term value for our shareholders against the backdrop of a complex economic and geopolitical environment.

The human resources committee recommended, and the board approved, MTI and LTI awards totaling $11,825,000, granted in the form of PDSUs (80%) and stock options (20%). These MTI and LTI awards were 8% above target and 7% above last year, reflecting Mr. McKay’s continued leadership in steering RBC through a dynamic global marketplace and making strategic investments that will strengthen the bank’s ability to support its clients and drive sustainable value for shareholders over the long term. The board also assessed RBC’s in-year progress against medium-term climate commitments to be on track after reflecting on the bank’s commitments, actions taken to date, and relative performance compared to peers, and no further modification was applied to the 2024 MTI and LTI awards granted. For more information on the medium-term financial and climate objectives and results, refer to page 84. The committee confirmed that no risk adjustments to the MTI and LTI awards were required based on the CRO’s review.

Special performance-based equity award

Mr. McKay guided the bank through the once-in-a-generation acquisition of HSBC Canada, enhancing RBC’s existing Canadian businesses, and further positioning it as the bank of choice for Canadian commercial clients with international needs, newcomers to Canada and globally connected clients.

In recognition of the leadership required to integrate HSBC Canada and realize the full value potential of the acquisition, in December 2024, the board approved a special performance-based equity award of $4,000,000 for Mr. McKay, consisting entirely of performance share units (PSUs) linked to established strategic cost and earnings objectives expected to be realized over the next 3 years. This special performance-based equity award will cliff vest after 3 years in December 2027 and is at risk and subject to adjustment considering progress against the aforementioned integration objectives.

2024 total direct compensation

Mr. McKay’s 2024 total compensation is $24,493,000 and includes a $4,000,000 special performance-based equity award related to the HSBC Canada acquisition, as described above. Adjusting for this special award, Mr. McKay’s compensation for 2024 is $20,493,000 and reflects: RBC’s financial and strategic strength across its global footprint, which resulted in record earnings and the bank outperforming TSR over three and five years against our global peer average; the increase in 2024 CEO target compensation approved by the board in 2023;1 and the depth of Mr. McKay’s leadership and extraordinary efforts in creating long-term value for RBC’s clients, employees, communities where we operate, and shareholders.

	2024 actual ($)		2024 target ($)	2023 actual ($)	2024 actual pay mix

Base salary	2,000,000		2,000,000	1,500,000
STI award[1]	6,668,000		4,000,000	2,702,250
MTI and LTI awards
PDSUs	9,460,000		8,800,000	8,815,000
Stock options	2,365,000		2,200,000	2,203,750
Total	11,825,000		11,000,000	11,018,750
Total variable compensation	18,493,000		15,000,000	13,721,000
Special equity award[2]	4,000,000		—	—
Total direct compensation	24,493,000	[3]	17,000,000	15,221,000

1  Net Income After Taxes payout (60% of STI award) is based on adjusted RBC NIAT.

2  In December 2024, Mr. McKay was awarded a special performance-based equity award of $4,000,000 consisting entirely of PSUs linked to established strategic cost and earnings objectives, related to the integration of HSBC Canada, expected to be realized over the next 3 years. This special performance-based equity award will cliff vest after 3 years in December 2027 and is at risk and subject to adjustment considering progress against the aforementioned integration objectives.

3  In 2024, 70% of pay at risk was deferred.

CEO target compensation for 2025

In 2023, the human resources committee conducted a comprehensive review of Mr. McKay’s total direct compensation target, and the board approved a 2024 target of $17,000,000. Mr. McKay’s 2025 target compensation is unchanged.

1

In 2023, the board approved an increase to Mr. McKay’s base salary to $2,000,000, short-term incentive to $4,000,000, and mid- and long-term incentive target to $11,000,000, resulting in 2024 total target compensation of $17,000,000.

Royal Bank of Canada

Executive compensation

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years with the value realized or realizable as of December 31, 2024. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2024 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)

2020	12.4	12.5	10.1	22.6	10/31/19 to 12/31/24	182	199

2021	15.5	17.8	5.8	23.6	10/30/20 to 12/31/24	152	217

2022	15.3	4.5	17.8	22.3	10/29/21 to 12/31/24	146	151

2023	15.2	4.2	20.1	24.3	10/31/22 to 12/31/24	160	149

2024	24.5	8.7	13.1	21.8	10/31/23 to 12/31/24	89	163

					Average	146	176

1  Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2  Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3  Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4  Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2024 for each period.

5  Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

PDSUs ($)	RSUs[1] ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)

35,513,753	–	3,704,963	8,404,413	8 x average salary	47,623,129 (29.1 x average salary)

1 RBC Share Units

Royal Bank of Canada

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial, client and risk and strategic objectives for the NEOs is provided on pages 80 to 83.

   Katherine Gibson

   Chief Financial Officer

Katherine Gibson was appointed as Chief Financial Officer, effective September 12, 2024. In this role, she is responsible for Finance, Corporate Treasury, Taxation, Investor Relations, and Performance Management. Together with other Group Executive, she is responsible for setting the overall strategic direction of the bank.

Ms. Gibson was Interim Chief Financial Officer from April 5, 2024 to September 11, 2024. Prior to this, she was Senior Vice-President, Enterprise Finance and Controller and City National Bank Finance with global responsibility for head office Finance, including all external, board and management reporting, accounting policy and financial management systems.

2024 performance highlights

•  Demonstrated strong leadership as the Interim and, subsequently, Chief Financial Officer, delivering strong financial stewardship, reporting, and governance and controls.

•  Delivered sound strategic advice on RBC initiatives, including the successful integration of HSBC Canada and RBC Brewin Dolphin.

•  Evolved centralized capital data strategy for efficiencies, control enhancements, risk-weighted asset optimization and higher ROE, as well as effectively managing the bank’s balance sheet.

•  Continued to promote evolution of RBC’s sustainability disclosure strategy and governance model, including assuming oversight of RBC’s annual enterprise sustainability reporting and continuing to enhance the governance and controls infrastructure.

•  Continued to champion RBC’s Purpose, culture and Values internally and externally through her active engagement in initiatives across the bank.

2024 STI, MTI and LTI Program awards

The human resources committee recommended, and the board approved, a STI award of $840,000, a MTI award of $520,000 and a LTI award of $130,000.

Interim CFO Compensation

In recognition of her appointment as Interim CFO, in 2024, the human resources committee recommended, and the board approved, awards totaling $1,930,000 for Ms. Gibson.

Special equity award

The acquisition of HSBC Canada by RBC marks a pivotal milestone in our history. In December 2024, to recognize the complexity of this transaction and Ms. Gibson’s contributions to successfully integrating HSBC Canada, she was awarded a special equity award of $500,000. The equity award consists of RSUs and will vest after one year from the grant date.

   Total direct compensation

	2024 actual ($)		2024 target ($)	2024 actual pay mix
Base salary	400,000		400,000
STI award [1]	840,000		523,250
MTI and LTI awards
PDSUs	520,000		520,000
Stock options	130,000		130,000
Total	650,000		650,000
Total variable compensation	1,490,000		1,173,250
Interim CFO Compensation
Cash award	680,000		680,000
Equity award	1,250,000		1,250,000
Total Interim CFO compensation[2]	1,930,000		1,930,000
Special equity award[3]	500,000		—

Total direct compensation	4,320,000	[4]	3,503,250

1  STI award is modified by separate business and individual performance factors.

2  Ms. Gibson was awarded a cash award of $680,000 and an equity award of $1,250,000 in recognition of her appointment as Interim CFO. The equity award will vest 50% one year after the grant date and 50% three years after the grant date.

3  In December 2024, to recognize the complexity of the HSBC Canada transaction and Ms. Gibson’s contributions to successfully integrating HSBC Canada, she was awarded a special equity award of $500,000 consisting of RSUs; vesting period is one year from grant date.

4  In 2024, 66% of pay at risk was deferred.

 Share ownership

 Values are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

1,460,109	1,791,841	–	493,457	6 x average salary	3,745,407 (10.2 x average salary)[1]

1 Employees promoted to RBC executive roles have three years to meet the minimum share ownership requirement. Ms. Gibson was appointed Chief Financial Officer, effective September 12, 2024.

Royal Bank of Canada

Executive compensation

   Derek Neldner

   CEO and Group Head, RBC Capital Markets

As CEO and Group Head of RBC Capital Markets, Mr. Neldner has global oversight of the Capital Markets business. Together with the Capital Markets Operating Committee, he sets the overall growth strategy for Corporate and Investment Banking and Global Markets business activities worldwide.

In addition to his leadership role with RBC Capital Markets, Mr. Neldner is also the board chair and Chief Executive Officer of RBC US Group Holdings LLC[1], RBC’s intermediate holding company in the United States. Mr. Neldner has overall accountability for RBC’s U.S. strategy and integrated performance for all businesses operating in the U.S. –U.S. Capital Markets, U.S. Wealth Management (including City National Bank), U.S. Global Asset Management, and RBC Bank (Georgia).

2024 performance highlights

•  Awarded the Best Investment Bank in Canada as part of Euromoney’s Awards of Excellence in 2024, and ranked #1 in Canada and #1 Canadian investment bank in the U.S., based on market share (Dealogic).

•  Leveraged global business model to drive multi-product client relationships, resulting in high-quality mandates and notable client wins in Corporate & Investment Banking and Global Markets.

•  Launched U.S. Cash Management platform, RBC Clear, with strong momentum in client acquisition, leading to multiple industry awards including Outstanding Cash Management Platform and Best Wholesale/Transaction Bank for Digital Customer Experience in the United States (The Digital Banker).

•  Advanced RBC Capital Markets’ contribution to RBC’s climate strategy, including progressing our client engagement approach for the energy sector and supporting our clients in the transition, including both the growth of low-carbon energy sources and the decarbonization of traditional sources of energy.

•  Expanded Aiden®, RBC Capital Markets’ AI solution, to drive productivity benefits in Equity Research and other select businesses.

•  Strengthened the culture of inclusion and belonging through RBC Employee Resource Group initiatives which provide access to opportunities for growth and development.

Performance-based incentive program awards

Mr. Neldner participates in the Capital Markets Compensation Program (refer to pages 77 to 78 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives, including environmental sustainability, social and governance practices. Mr. Neldner’s incentive awards are discretionary.

The human resources committee recommended, and the board approved, incentive compensation of $11,000,000. The incentive compensation is allocated as follows: 35% cash ($3,850,000); 52% performance-deferred share units ($5,720,000); and 13% stock options ($1,430,000).

   Total direct compensation

	2024 actual ($)		2023 actual ($)	2024 actual pay mix

Base salary	700,000		700,000
Performance-based incentive awards
Annual incentives	3,850,000		3,430,000
PDSUs	5,720,000		5,096,000
Stock options	1,430,000		1,274,000
Total	11,000,000		9,800,000
Total direct compensation	11,700,000	[1]	10,500,000

1 In 2024, 65% of pay at risk was deferred. Share ownership Values are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

19,562,548	–	9,335,979	2,613,843	2 x average salary and cash bonus	31,512,370 (8.2 x average salary and cash bonus)

[1]	Mr. Neldner was board chair and Chief Executive Officer of RBC US Group Holdings LLC until December 31, 2024. He remains a member of the board of directors of RBC US Group Holdings LLC.

Royal Bank of Canada

Executive compensation

  Douglas Guzman

   Deputy Chair, RBC

Douglas Guzman was appointed as Deputy Chair, RBC on September 1, 2024. In this role, Mr. Guzman advises on enterprise priorities and provides senior RBC coverage to select individual, family, corporate, institutional and government clients. Prior to this appointment, Mr. Guzman was Group Head, RBC Wealth Management and RBC Insurance, where he led RBC’s businesses that serve the wealth management needs of affluent, high net worth and institutional clients globally, and teams that provide asset management and trust products, and asset servicing solutions. He also oversaw RBC Insurance, which provides a wide range of insurance, wealth and reinsurance solutions to individual, business and group clients.

2024 performance highlights

Mr. Guzman’s performance was assessed in light of his previous role as Group Head, Wealth Management and Insurance as well as his recent appointment as Deputy Chair, as detailed below:

•  Wealth Management Canada maintained #1 market share in Canadian mutual fund AUM, and RBC® iShares strategic alliance maintained #1 market share in Canadian exchange-traded funds.

•  Wealth Management is positioned as the largest full-service wealth advisory business in Canada[1] as measured by AUA, serving high net worth and ultra-high net worth clients.

•  Successfully transitioned HSBC Canada clients onto the RBC investment platforms.

•  Continued to leverage RBC Brewin Dolphin to support our position as one of the top five largest wealth managers in the U.K. [2]

•  Completed the national roll-out of HomeProtector® Basic Life Coverage, providing enhanced training for 1,500+ mortgage specialists, and offering additional choice and flexibility to clients during challenging economic conditions.

•  Strengthened our culture of inclusion and belonging through initiatives that provide access to opportunities for growth and development, including Women in Investments, Women Advisor Experience listening sessions, Diversity Leadership Councils, Employee Resource Groups, Diversity Champions Program, and The Black Professional Network-Insurance Program.

2024 STI, MTI and LTI Program awards

The human resources committee recommended, and the board approved, a STI award of $1,332,625, a MTI award of $4,665,500 and a LTI award of $1,166,375.

Special cash award

In August 2024, Mr. Guzman was awarded a special cash award of $1,350,000 paid in December 2024 in recognition of his role serving ultra-high net worth clients and in ensuring a successful transition of the Wealth Management business to new leaders.

   Total direct compensation

	2024 actual ($)		2024 target ($)	2023 actual ($)	2024 actual pay mix

Base salary	700,000		700,000	700,000
STI award[1]	1,332,625		875,000	1,016,750
MTI and LTI awards
PDSUs	4,665,500		4,340,000	4,665,500
Stock options	1,166,375		1,085,000	1,166,375
Total	5,831,875		5,425,000	5,831,875
Total variable compensation	7,164,500		6,300,000	6,848,625
Special cash award[2]	1,350,000		—	—
Total direct compensation	9,214,500	[3]	7,000,000	7,548,625

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC adjusted NIAT.

2  In August 2024, Mr. Guzman was awarded a special cash award of $1,350,000 paid in December 2024 in recognition of his role serving ultra-high net worth clients and in ensuring a successful transition of the Wealth Management business to new leaders.

3  In 2024, 68% of pay at risk was deferred.

 Share ownership

 Values are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

18,307,776	228,338	26,396,375	1,041,178	6 x average salary	45,973,667 (65.7 x average salary)

1	Industry information sourced from Investor Economics, as of June 2024; as measured by AUA.
2	Based on publicly available information for wealth management firms (excluding platform businesses) in the U.K., as of September 2024.

Royal Bank of Canada

Executive compensation

   Neil McLaughlin

   Group Head, RBC Wealth Management

Neil McLaughlin was appointed as Group Head, RBC Wealth Management, effective September 1, 2024. As Group Head, RBC Wealth Management, Mr. McLaughlin is responsible for strategic leadership of RBC’s wealth management businesses, including wealth advisory businesses in Canada, the United States, Europe and Asia, RBC Global Asset Management, RBC Direct Investing, and RBC Investor Services. Prior to this appointment, Mr. McLaughlin was Group Head, Personal and Commercial Banking, where he was responsible for RBC’s banking businesses in Canada, the Caribbean and the U.S., and for RBCx, the tech banking and innovation group.

2024 performance highlights

Mr. McLaughlin’s performance was assessed in light of his previous role as Group Head, Personal and Commercial Banking as well as his recent appointment as Group Head, Wealth Management, as detailed below:

•  Integrated HSBC Canada’s retail clients, positioning RBC to be the bank of choice for newcomers to Canada and retail clients who need global capabilities.

•  Ranked #1 market share in all key personal and business banking product categories across Canada.[1]

•  Avion Rewards was recognized for the second consecutive year as the International Loyalty Program of the Year in the Americas at the 2024 International Loyalty Awards.

•  Demonstrated growth in client acquisition volumes driven by robust value propositions, such as RBC VantageTM, client acquisition in the newcomer segment and partnership referrals.

•  First Canadian bank to receive the Digital Banker’s Digital CX Award for Excellence in Omni-Channel Customer Experiences.

•  Strengthened our culture of inclusion and belonging through initiatives that provide access to opportunities for growth and development, including the Canadian Banking Women’s Forum, Empower Program (Black, Indigenous and people of colour, and People with Disabilities) and Indigenous Development Program.

2024 STI, MTI and LTI Program awards

The human resources committee recommended, and the board approved, a STI award of $1,440,391, a MTI award of $3,278,750 and a LTI award of $819,688.

Special equity awards

The acquisition of HSBC Canada by RBC marks a pivotal milestone in our history. In April 2024, to recognize the complexity of this transaction and Mr. McLaughlin’s contribution to successfully integrate HSBC Canada, he was awarded a special performance-based equity award of $1,250,000 consisting of RSUs. The special performance-based equity award will vest one year after the grant date, subject to adjustment based on progress against performance criteria related to the integration of HSBC Canada. In December 2024, Mr. McLaughlin was also awarded a special equity award of $500,000[2] consisting of PDSUs in recognition of his appointment to Group Head, Wealth Management.

Total direct compensation

	2024 actual ($)		2024 target ($)	2023 actual ($)	2024 actual pay mix

Base salary	750,000		750,000	750,000
STI award[1]	1,440,391		937,500	999,375
MTI and LTI awards
PDSUs	3,278,750		3,050,000	3,278,750
Stock options	819,688		762,500	819,688
Total	4,098,438		3,812,500	4,098,438
Total variable compensation	5,538,829		4,750,000	5,097,813
Special awards	1,750,000	[2,3]	—	1,250,000[4]
Total direct compensation	8,038,829	[5]	5,500,000	7,097,813

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC adjusted NIAT.

2  In April 2024, Mr. McLaughlin was awarded a special performance-based equity award of $1,250,000 consisting of RSUs in recognition of the complexity of the acquisition of HSBC Canada by RBC and his contribution to successfully integrating HSBC Canada. The special performance-based equity award will vest one year after the grant date, subject to adjustment based on progress against performance criteria related to the integration of HSBC Canada.

3  In December 2024, Mr. McLaughlin was awarded a special equity award of $500,000 consisting of PDSUs in recognition of his appointment to Group Head, Wealth Management. The special equity award will vest three years after the grant date.

4  In February 2023, Mr. McLaughlin was awarded a special cash award of $1,250,000, payable conditional on the successful closing and conversion of the HSBC Canada transaction.

5  In 2024, 80% of pay at risk was deferred.

Share ownership

Values are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

13,801,084	1,551,813	–	1,754,149	6 x average salary	17,107,046 (22.8 x average salary)

[1]

Market share is calculated using most current data available from OSFI (M4), IFIC and CBA, and is as at August 2024, June 2024 and March 2024, respectively. Based on six key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and Guaranteed Investment Certificates (GICs), Credit Cards, Long-term Mutual Funds, Business Loans, Business Deposits.

2	The special equity award will vest three years after the grant date.

Royal Bank of Canada

Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2019 to October 31, 2024 with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The NEO total compensation is aligned to the multi-year profile of shareholder return and market indices.

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other NEOs, as reported in the summary compensation table for the five-year period that ended October 31, 2024.

NEO total compensation as a % of net income

0.32%
0.29%
0.27%
0.31%
0.37%
$11.4
$16.1
$15.8
$14.6[1]
$16.2[2]

Net income ($ billions)	2020	2021	2022	2023	2024
NEO compensation					
NEO total compensation ($ millions)[3]	**37.1**	**46.5**	**42.1**	**45.6**	**59.8**

3 Total compensation represents the approved aggregate compensation for the NEOs as reported in each year's management proxy circular. The figure for 2024 includes the total compensation for Mr. McKay, Ms. Gibson, Mr. Neldner, Mr. Guzman, Mr. McLaughlin and Ms. Ahn.

Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

The salaries shown may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal years ended October 31 of 2024, 2023 and 2022, unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Name and principal position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total compensation ($)
D. McKay President and Chief Executive Officer	2024	1,916,667	13,460,000	[1]	2,365,000	6,668,000	1,505,000	56,959		25,971,626
	2023	1,500,000	8,815,000		2,203,750	2,702,250	860,000	44,877		16,125,877
	2022	1,500,000	8,610,000		2,152,500	2,992,500	1,064,000	44,877		16,363,877
K. Gibson[2]	2024	400,000	2,270,000	[3,4]	130,000	840,000	35,000	691,794	[5]	4,366,794
Chief Financial Officer	2023	378,548	830,000	[6]	120,000	416,000	13,000	10,333		1,767,881
	2022	320,000	300,000		75,000	291,200	20,000	9,574		1,015,774
D. Neldner Group Head and CEO, RBC Capital Markets	2024	700,000	5,720,000		1,430,000	3,850,000	8,833	4,500		11,713,333
	2023	700,000	5,096,000		1,274,000	3,430,000	7,750	4,500		10,512,250
	2022	700,000	4,056,000		1,014,000	2,730,000	6,500	4,500		8,511,000
D. Guzman Deputy Chair, RBC	2024	700,000	4,665,500		1,166,375	1,332,625	12,583	1,354,500	[7]	9,231,583
	2023	700,000	4,665,500		1,166,375	1,016,750	7,750	4,500		7,560,875
	2022	700,000	4,557,000		1,139,250	1,045,625	6,500	4,500		7,452,875
N. McLaughlin Group Head, Wealth Management	2024	750,000	5,028,750	[8,9]	819,688	1,440,391	109,000	22,438		8,170,267
	2023	750,000	3,278,750		819,688	999,375	87,000	1,272,438	[10]	7,207,251
	2022	750,000	3,202,500		800,625	1,379,063	127,000	22,438		6,281,626
N. Ahn[11] Former Chief Financial Officer	2024	312,603	–		–	–	–	–		312,603
	2023	641,644	1,967,250		491,813	963,625	116,000	17,951		4,198,283
	2022	600,000	1,386,000		346,500	930,000	185,000	17,306		3,464,806

1.   In December 2024, Mr. McKay was awarded a special performance-based equity award of $4,000,000 consisting entirely of PSUs linked to established strategic cost and earnings objectives, related to the integration of HSBC Canada, expected to be realized over the next 3 years. This special performance-based equity award will cliff vest after 3 years in December 2027 and is at risk and subject to adjustment considering progress against the aforementioned integration objectives.

2 Ms. Gibson was appointed as Chief Financial Officer effective September 12, 2024. Ms. Gibson was Interim Chief Financial Officer from April 5, 2024 until September 11, 2024. Prior to this, Ms. Gibson was Senior Vice-President, Enterprise Finance and Controller and City National Bank Finance.

3 Ms. Gibson was awarded an equity award of $1,250,000 in recognition of her appointment as Interim CFO with 50% vesting one year after the grant date and 50% vesting three years after the grant date.

4 In December 2024, to recognize the complexity of the HSBC Canada transaction and Ms. Gibson’s contributions to successfully integrating HSBC Canada onto RBC, she was awarded a special equity award of $500,000 consisting of RSUs; vesting period is one year from grant date.

5 Ms. Gibson was awarded a cash award of $680,000 in recognition of her appointment as Interim CFO.
6 In 2023, Ms. Gibson was awarded two equity awards totaling $350,000 while she was serving as Senior Vice-President, Finance and Controller and City National Bank Finance; both vesting in 1 year.

7 In August 2024, Mr. Guzman was awarded a special cash award of $1,350,000 paid in December 2024 in recognition of his role serving ultra-high net worth clients and in ensuring a successful transition of the Wealth Management business to new leaders.

8 In April 2024, Mr. McLaughlin was awarded a special performance-based equity award of $1,250,000 consisting of RSUs in recognition of the complexity of the acquisition of HSBC Canada by RBC and his contribution to successfully integrating HSBC Canada. The special performance-based equity award will vest one year after the grant date, subject to adjustment based on progress against performance criteria related to the integration of HSBC Canada.

9 In December 2024, Mr. McLaughlin was awarded a special equity award of $500,000 consisting of PDSUs in recognition of his appointment to Group Head, Wealth Management. The special equity award will vest three years after the grant date.

10 In February 2023, Mr. McLaughlin was awarded a special cash award of $1,250,000, payable conditional on the successful closing and conversion of the HSBC Canada transaction.

11  On April 5, 2024, Ms. Ahn’s employment was terminated by the bank following an investigation into conduct that was found to be in contravention of the RBC Code of Conduct. As a member of Group Executive, Ms. Ahn was subject to the Forfeiture and Clawback Policy, pursuant to which the board determined that certain incentive compensation payments be reimbursed by Ms. Ahn to the bank. In addition, Ms. Ahn forfeited, subject to applicable law, all previously awarded unvested mid- and long-term incentive awards and vested unexercised long-term incentive awards, and there is no supplemental pension benefit payable under the terms of her individual executive pension agreement. As of the date of this circular, the final determination of amounts to be paid relating to Ms. Ahn’s termination (if any) remain unresolved.

Share-based awards

The 2024 amounts for each NEO represent the grant date fair value of PDSUs awarded on December 17, 2024 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $177.832 based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2023 and 2022 amounts for each NEO represent the grant date fair value of PDSUs awarded in those years.

For 2024, Mr. McKay, Ms. Gibson, and Mr. McLaughlin were awarded special equity awards. In December 2024, Mr. McKay was awarded a special performance-based equity award of $4,000,000, consisting entirely of PSUs linked to established strategic cost and earnings objectives, related to the integration of HSBC Canada, expected to be realized over the next 3 years. This special performance-based equity award will cliff vest after 3 years in December 2027 and is at risk and subject

Royal Bank of Canada

Executive compensation

to adjustment considering progress against the aforementioned integration objectives. In 2024, Ms. Gibson was awarded a special equity award of $500,000 in recognition of HSBC Canada contributions and an equity award of $1,250,000 in recognition of her appointment as Interim CFO. Mr. McLaughlin was awarded a special performance-based equity award of $1,250,000 in recognition of the complexity of the acquisition of HSBC Canada by RBC and his contribution to successfully integrating HSBC Canada and a special equity award of $500,000 in recognition of his appointment as Group Head, Wealth Management. In 2023, Ms. Gibson was awarded two equity awards totaling $350,000 while she was Senior Vice-President, Enterprise Finance and Controller and City National Bank Finance.

Option-based awards

The amounts for each NEO represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2024, the compensation value was 15.24% of the grant price ($177.965); for 2023, the compensation value was 11.4% of the grant price ($125.374); and for 2022, the compensation value was 12.3% of the grant price ($131.640).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility

2024	10 years	3.2%	3.4%	17.6%

2023	10 years	4.1%	4.9%	17.4%

2022	10 years	3.3%	4.1%	17.3%

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2024 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value was 11.5% of the grant price for 2024, 10.6% of the grant price for 2023, and 8.8% of the grant price for 2022. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Non-equity annual incentive plan compensation

The total STI award for each NEO includes cash or deferred share units. Executives who voluntarily chose to receive their 2024 annual STI award in DSUs received DSUs based on the 2024 average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $177.832.

Pension value

Pension value represents compensatory change. Refer to pages 97 to 98 for more information on pension benefits for the NEOs.

All other compensation

With the exception of the special cash awards awarded to Ms. Gibson,1 Mr. Guzman,2 and Mr. McLaughlin,3 these amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as other employees. Refer to pages 98 to 99 for more information about these plans.

1	Ms. Gibson was awarded a cash award of $680,000 in recognition of her appointment as Interim CFO.
2

In August 2024, Mr. Guzman was awarded a special cash award of $1,350,000 paid in December 2024 in recognition of his role serving ultra-high net worth clients and in ensuring a successful transition of the Wealth Management business to new leaders.

3	In February 2023, Mr. McLaughlin was awarded a special cash award of $1,250,000, payable conditional on the successful closing and conversion of the HSBC Canada transaction.

Royal Bank of Canada

Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2024. The value of unexercised in-the-money options as of October 31, 2024 is the difference between the exercise price of the options and $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and RSU Program as of October 31, 2024. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested share units is based on a share price of $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year. Refer to pages 85 to 91 for more information about these awards.

	Option-based awards						Share-based awards

Name[1]	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[2] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested[3] ($)	Market or payout value of vested share-based awards not paid out or distributed[4] ($)

D. McKay	17-Dec-2013	–	–	17-Dec-2023	–	213,456
	15-Dec-2014	–	–	15-Dec-2024	–	6,437,724
	14-Dec-2015	162,428	74.392	14-Dec-2025	15,267,907
	12-Dec-2016	184,714	90.230	12-Dec-2026	14,437,246
	11-Dec-2017	91,288	102.333	11-Dec-2027	6,030,211
	10-Dec-2018	133,130	96.548	10-Dec-2028	9,564,325
	16-Dec-2019	125,168	104.701	16-Dec-2029	7,971,825
	14-Dec-2020	149,464	105.995	14-Dec-2030	9,325,806
	13-Dec-2021	133,502	129.985	13-Dec-2031	5,127,144
	13-Dec-2022	132,616	131.640	13-Dec-2032	4,873,638
	13-Dec-2023	154,596	125.374	13-Dec-2033	6,650,102
							210,902	35,513,753	3,704,963
Total		1,266,906			79,248,204	6,651,180	210,902	35,513,753	3,704,963
K. Gibson[5]	12-Dec-2016	3,696	90.230	12-Dec-2026	288,879
	11-Dec-2017	2,842	102.333	11-Dec-2027	187,734
	10-Dec-2018	3,678	96.548	10-Dec-2028	264,235
	16-Dec-2019	3,830	104.701	16-Dec-2029	243,929
	14-Dec-2020	4,508	105.995	14-Dec-2030	281,277
	13-Dec-2021	4,452	129.985	13-Dec-2031	170,979
	13-Dec-2022	4,622	131.640	13-Dec-2032	169,859
	13-Dec-2023	8,420	125.374	13-Dec-2033	362,195
							19,312	3,251,950
Total		36,048			1,969,087	–	19,312	3,251,950	–
D. Neldner	14-Dec-2020	77,106	105.995	14-Dec-2030	4,811,029
	13-Dec-2021	80,642	129.985	13-Dec-2031	3,097,056
	13-Dec-2022	62,474	131.640	13-Dec-2032	2,295,920
	13-Dec-2023	89,372	125.374	13-Dec-2033	3,844,426
							116,174	19,562,548	9,335,979
Total		309,594			14,048,431	–	116,174	19,562,548	9,335,979
D. Guzman	12-Dec-2016	–	90.230	12-Dec-2026	–	4,178,229
	11-Dec-2017	–	102.333	11-Dec-2027	–	2,181,426
	10-Dec-2018	–	96.548	10-Dec-2028	–	3,770,690
	16-Dec-2019	–	104.701	16-Dec-2029	–	3,271,021
	14-Dec-2020	28,440	105.995	14-Dec-2030	1,774,514	1,703,252
	13-Dec-2021	50,806	129.985	13-Dec-2031	1,951,204	–
	13-Dec-2022	70,190	131.640	13-Dec-2032	2,579,483	–
	13-Dec-2023	81,822	125.374	13-Dec-2033	3,519,655	–
							110,078	18,536,114	26,396,375
Total		231,258			9,824,856	15,104,618	110,078	18,536,114	26,396,375
N. McLaughlin	14-Dec-2015	–	74.392	14-Dec-2025	–	295,376
	12-Dec-2016	–	90.230	12-Dec-2026	–	828,063
	11-Dec-2017	15,800	102.333	11-Dec-2027	1,043,701	–
	10-Dec-2018	37,520	96.548	10-Dec-2028	2,695,512	–
	16-Dec-2019	44,380	104.701	16-Dec-2029	2,826,518	–
	14-Dec-2020	52,520	105.995	14-Dec-2030	3,276,985	–
	13-Dec-2021	56,554	129.985	13-Dec-2031	2,171,956	–
	13-Dec-2022	49,328	131.640	13-Dec-2032	1,812,804	–
	13-Dec-2023	57,502	125.374	13-Dec-2033	2,473,506	–
							91,175	15,352,897
Total		313,604			16,300,982	1,123,439	91,175	15,352,897	–

1  With respect to Ms. Ahn, refer to footnote 11 of the Summary Compensation Table on page 93.

2  The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

3  Number of shares are presented on a rounded basis which results in immaterial differences in the calculation of market or payout value of share-based awards that have not vested.

4  Represents vested DSUs which are redeemable only upon retirement, resignation or termination of employment with RBC.

5  Ms. Gibson was appointed as CFO effective September 12, 2024. Ms. Gibson was Interim CFO from April 5, 2024 until September 11, 2024.

Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the fiscal year ended October 31, 2024. It also includes the STI or annual bonus that was awarded for the 2024 fiscal year and paid in December 2024, received by the NEO in cash or deferred share units.

Name[1]	Option-based awards – value vested during the year[2] ($)	Share-based awards – value vested during the year[3] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	3,361,116	9,547,193	6,668,000

K. Gibson	102,106	287,931	840,000

D. Neldner	872,262	4,925,139	3,850,000

D. Guzman	1,336,889	4,365,694	1,332,625

N. McLaughlin	1,186,361	3,354,777	1,440,391

1  With respect to Ms. Ahn, for the fiscal year ended October 31, 2024, share based awards with a value equal to an amount of $404,114 vested and paid out in fiscal 2024 from awards held by Ms. Ahn under the PDSU Program (refer to footnote 3 below), and stock options with a value equal to an amount of $129,447 vested in fiscal 2024 granted to Ms. Ahn on December 16, 2019 and December 14, 2020 (refer to footnote 2 below). Refer to footnote 11 of the Summary Compensation Table on page 93 for further information.

2  For the options granted on:

•  December 16, 2019 at an exercise price of $104.701, 50% of options vested on December 16, 2023 at a fair market value of $131.39, the previous trading day’s closing share price, and

•  December 14, 2020 at an exercise price of $105.995, 50% of options vested on December 14, 2023 at a fair market value of $128.62, the previous trading day’s closing share price.

3  The amounts reflect values received from awards under the PDSU Program. The awards vested on December 14, 2023 and were paid out in cash based on a share price of $125.824, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 14, 2023. At the time of vesting, the performance component of the awards paid out at 95% to reflect the RBC TSR relative to the global performance peer group as described on page 75.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2024, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	7,329,708	[1]	113.21	2,290,795

Equity compensation plans not approved by security holders	–		–	–

Total	7,329,708		113.21	2,290,795

1  Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as of October 31, 2024 is 45,621. The weighted average exercise price of City National Bank stock options outstanding is $79.94. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2024 is nil. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan1, may not exceed 112 million shares (representing 7.9% of issued and outstanding common shares as of October 31, 2024). As described in the table below, as of October 31, 2024, outstanding stock options represented 0.5% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant. The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding. The Stock Option Plan does not limit insider participation. Other than by will or the laws of succession, options are not transferable or assignable.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SARs, multiplied by the amount by which the closing price on the TSX on the

1

For fiscal 2025, the board has recommended that the shareholders approve a resolution to amend the Stock Option Plan such that the number of common shares issuable pursuant to the exercise of options under Stock Option Plan be increased by an additional 15,000,000 common shares, such that the maximum number of common shares that may be issued pursuant to the grant of options under the Stock Option Plan will be 127,000,000. For more information, refer to pages 7 and 8.

Royal Bank of Canada

Executive compensation

day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2024.

The human resources committee and the board determine the term and vesting conditions of any options or SARs at the time of grant.

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 99 to 100), disability or death. In the event of disability, stock options continue to vest and must be exercised within ten years1 from the grant date. Upon death, stock options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. The term of stock options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to an insider trading blackout is automatically extended so that they expire ten business days following the end of the applicable insider trading blackout.

Refer to pages 99 to 100 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the Stock Option Plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2024	Stock options as a % of outstanding common shares for the applicable fiscal year[1]
		Target	2024	2023	2022

Overhang (options outstanding and available to grant)	9,620,503	< 10%	0.7%	0.8%	0.9%

Dilution (current outstanding options)	7,329,708	< 5%	0.5%	0.5%	0.5%

Burn rate (the number of options issued each year)	1,402,516	< 1%	0.10%	0.07%	0.08%

1 Weighted average number of outstanding common shares for the applicable fiscal year is used for the burn rate calculation.

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Ms. Gibson and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, where the accrual is capped at the Income Tax Act (Canada) defined benefit limit each year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Gibson and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,800,000. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

1

In 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

Royal Bank of Canada

Executive compensation

Other named executive officers

The pension arrangements for Ms. Gibson and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Ms. Gibson’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

Ms. Ahn has no defined benefit obligation as at October 31, 2024 since her registered plan benefit has been paid out and there is no supplemental benefit payable under the terms of her agreement upon termination.

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)			Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]		At age 65
D. McKay	20.9	1,351,000		1,800,000	18,022,000	1,505,000	1,702,000	21,229,000
K. Gibson	0.1	42,000	[4]	350,000	259,000	35,000	65,000	359,000
N. McLaughlin	9.8	128,000		350,000	993,000	109,000	304,000	1,406,000

1  Annual pension benefits payable are benefits that have accrued, but in some cases, may not be fully vested.

2  Compensatory changes are the values of the projected pension earned from November 1, 2023 to October 31, 2024. The amounts shown are consistent with the disclosure in Note 16 of our 2024 annual consolidated financial statements for the year ended October 31, 2024.

3  Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

4  Prorated pension based on $125,000 of annual pension benefit payable at age 55.

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2024.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	20.9	36.6
K. Gibson	0.1	22.1
N. McLaughlin	9.8	26.5

Defined contribution pension plans

Mr. Neldner and Mr. Guzman participate in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 9% of their earnings, to an annual maximum ($32,490 less RBC contributions in 2024). RBC provides required and matching contributions to a maximum of $13,500 per year.

The table below shows the account balances for NEOs participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($)[1]	Accumulated value as of October 31, 2024 ($)
D. Neldner	678,869	8,833	980,365
D. Guzman	1,131,487	12,583	1,535,730

1  Compensatory change represents the employer contribution to a DC pension plan on behalf of the NEOs. The maximum annual RBC contributions were increased effective January 1, 2024 to $13,500 (from $8,000).

Other benefits

Executives participate in the RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

Royal Bank of Canada

Executive compensation

In Canada, RBC executives can participate in the RESSOP and executives in Capital Markets can participate in the DSSP, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, we have standard compensation policies that govern termination or change of control situations.

Effective in September 2024, the board appointed Mr. Guzman to the position of Deputy Chair, RBC and awarded him a special cash award of $1.35 million, paid in December 2024 to recognize the role he will play in ensuring a successful transition of the Wealth Management business to new leaders, and serving ultra-high net worth clients. Pursuant to the arrangement put in place in connection with Mr. Guzman’s appointment, if his employment is terminated by the bank without cause during the period commencing July 11, 2024 and ending October 31, 2025, he will receive compensation in lieu of notice for the balance of this period at the level of compensation contemplated for this period under his arrangement. If Mr. Guzman resigns during the period commencing July 11, 2024 and ending October 31, 2025, he will receive his base salary to the effective date of resignation and a prorated STI payment for the portion of the fiscal year in which he was actively employed, with eligibility for an additional payment based on 50% of the base salary and STI that he would have received during the period from October 31, 2025 to July 9, 2026.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. Additionally, in the event of a restatement of our financial results, excess incentive awards may be subject to recovery, as set forth in the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers. Refer to page 68 for more information.

Change of control

We have a Change of Control Policy that covers the NEOs and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Royal Bank of Canada

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary

Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus

Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period

PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Unvested units will continue to vest in accordance with the original grant terms	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 10 years from the grant date[1]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[2]	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1  As described on pages 96 to 97, options granted prior to December 2019 expire 10 years from the grant date or 60 months following the date of retirement, whichever is earlier.

2  In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the Stock Option Plan.

Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2024.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $168.39, which is the closing price of common shares on the TSX on October 31, 2024, the last trading day of the fiscal year.

Event	D. McKay ($)	K. Gibson ($)	D. Neldner ($)	D. Guzman[1] ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Resignation	–	–	–	625,000	–
Termination with cause[2]	–	–	–	–	–
Termination without cause
Severance	10,526,500	2,010,400	7,653,333	7,300,000	4,204,375
Equity-based compensation	–	–	–	–	–
Value of incremental pension benefits[3]	3,063,000	57,000	27,000	–	908,000
All other compensation[4]	224,983	141,317	113,019	–	148,497
Termination without cause following a change of control
Severance	10,526,500	2,010,400	7,653,333	7,300,000	4,204,375
Equity-based compensation	56,827,540	4,095,620	31,205,464	28,360,970	23,449,656
Value of incremental pension benefits[3]	3,063,000	57,000	27,000	–	908,000
All other compensation[4]	224,983	141,317	113,019	–	148,497

1  Pursuant to the arrangement put in place upon Mr. Guzman’s appointment as Deputy Chair, if his employment is terminated by the bank without cause between July 11, 2024 and October 31, 2025, he will receive compensation in lieu of notice for the balance of this period at the level of compensation contemplated for this period under his arrangement. If Mr. Guzman resigns during this period, he will receive his base salary to the effective date of resignation and a prorated STI payment for the portion of the fiscal year in which he was actively employed, with eligibility for an additional payment based on 50% of the base salary and STI that he would have received during the period October 31, 2025 to July 9, 2026. The values shown for Mr. Guzman for the scenarios above reflect estimated amounts for this circular only and are based on certain assumptions relating to payment of performance-based awards.

2  In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Gibson and Mr. McLaughlin.

3  For Mr. McKay, Ms. Gibson and Mr. McLaughlin, the values shown represent the present value as at October 31, 2024 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements. Ms. Gibson would not have attained age 55 by the end of her salary continuance period, so she would not be entitled to any pension benefits from her individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Gibson and Mr. McLaughlin would be $220,000, $7,000 and $60,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2024 year-end pension plan liabilities, which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. Neldner, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during the salary continuance period.

4  All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during the salary continuance period.

Royal Bank of Canada

Executive compensation

Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 102 and 103 is in accordance with Implementation Standard 15 of the FSB Principles and Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements for remuneration as adopted by Office of the Superintendent of Financial Institutions. The compensation discussion and analysis also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures under those requirements will be made separately.

We have established criteria for the identification of MRTs whose roles and activities may have a material impact on the RBC risk profile, as described on pages 67 and 68. For the purpose of the tables below, “senior officers” include the CEO and Group Executive. “Other MRTs” include executive vice-presidents and senior vice-presidents, or equivalent, and senior business leaders in Capital Markets and certain RBC subsidiaries.

In keeping with the FSB Principles and Implementation Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation awarded

	2024		2023

($ millions)	Senior officers	Other MRTs	Senior officers	Other MRTs

Number of employees	12	257	10	280

Fixed compensation
Cash-based	$10	$130	$ 8	$142

Variable compensation[1]
Cash-based (non-deferred)[2]	$27	$240	$14	$210
Cash-based (deferred)	–	$ 6	–	$ 9
Shares and share-linked instruments (non-deferred)	–	$ 9	–	$ 9
Shares and share-linked instruments (deferred)	$57	$244	$45	$233

1  2024 and 2023 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2  Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2024				2023
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount

Sign-on awards	–	–	2	$ 1	–	–	3	$ 1
Guaranteed awards	–	–	3	$ 4	–	–	7	$25
Severances[1]	1	$6	11	$14	–	–	9	$19

1  The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2024, the highest single severance award was $5.8 million.

Royal Bank of Canada

Executive compensation

Deferred compensation1

	2024[2,4]		2023[3,4]

($ millions)	Senior officers	Other MRTs	Senior officers	Other MRTs

Outstanding
Vested	$ 90	$290	$ 23	$181
Cash	$ –	$ 1	$ –	$ 1
Share units	$ –	$216	$ –	$159
Stock options	$ 90	$ 73	$ 23	$ 21
Unvested	$194	$631	$ 85	$364
Cash	$ –	$ 17	$ –	$ 18
Share units	$124	$525	$ 82	$342
Stock options	$ 70	$ 89	$ 3	$ 4
Fiscal year payouts	$ 55	$215	$ 35	$243
Cash	$ –	$ 9	$ 3	$ 21
Share units	$ 29	$182	$ 28	$218
Options	$ 26	$ 24	$ 4	$ 4

1  Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2  For 2024, the vesting status of awards is as of October 31, 2024. Values for deferred compensation in Canadian dollars are based on $168.39, the closing price of RBC common shares on the TSX on October 31, 2024, the last trading day of the fiscal year. U.S. deferred compensation is based on US$120.89, the closing price of RBC common shares on the NYSE on October 31, 2024.

3  For 2023, the vesting status of awards is as of October 31, 2023. Values for deferred compensation in Canadian dollars are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year. U.S. deferred compensation is based on US$79.88, the closing price of RBC common shares on the NYSE on October 31, 2023.

4  Outstanding values for 2024 and 2023 include cash-based deferred compensation in the amounts of $18 million and $19 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2024 or 2023.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on page 67. Other than with respect to Ms. Ahn1, RBC did not make any explicit or implicit ex-post adjustments for senior management and other material risk takers to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2024.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 15, 2025. This amount excludes routine indebtedness as defined below.1

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–
Other	10,373,106	–

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2024, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2024 ($)	Amount outstanding as of January 15, 2025 ($)	Financially assisted securities purchases during fiscal 2024 (#)	Amount forgiven during fiscal 2024 ($)

Securities purchase programs	–	–	–	–	–

Other programs
M. Douvas Chief Legal and Administrative Officer	Lender	5,214,260[1,2]	5,051,354[1,2]	–	–

K. Bradley Chief Human Resources Officer	Lender	2,550,399[1]	2,514,793[1]	–	–

J. Publicover Group Head, RBC Insurance	Lender	1,211,451[1]	1,168,154[1]	–	–

N. Ahn Former Chief Financial Officer	Lender	1,671,039[1]	1,638,805[1]	–	–

1  Residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

2  Converted to Canadian dollars using the foreign exchange rate of US$1.00=C$1.4334 as of January 15, 2025.

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

1	Refer to footnote 11 of the Summary Compensation Table on page 93 for further information.

Royal Bank of Canada

Executive compensation

Supplemental information: Reconciliation of GAAP and Non-GAAP measures

Net income after tax (NIAT) is relevant across business segments and offers a consistent measure and common focus for all STI program participants to drive in-year and sustainable growth. NIAT provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis. The bank calculates results, including NIAT, in two ways – “reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures that adjust reported results for certain items.

For the purposes of determining the STI Program awards for the CEO and Group Executive in 2024 and 2023, the board exercised discretion to exclude certain items from net income that were not contemplated in the planning process. The board believes that adjusted results provide a better understanding of underlying performance for compensation purposes and, as a result, the adjusted NIAT results disclosed below are used in the assessment and evaluation of the STI Program award for our NEOs. NIAT targets are set on an adjusted basis to show consistency between targets and actual assessment. Readers are cautioned that adjusted NIAT does not have a standardized meaning prescribed by GAAP, and therefore is unlikely to be comparable to similar measures disclosed by other financial institutions.

Our results for the current year (2024) were adjusted for the following adjusting items:

•	HSBC Canada net income

•	HSBC Canada transaction and integration costs, and

•	Management of closing capital volatility related to the HSBC Canada transaction.

Our results for the prior year (2023) were adjusted for the following adjusting items:

•	HSBC Canada transaction and integration costs, and

•	Canada Recovery Dividend and related legislation impacts.

The following table provides a reconciliation of reported results to our adjusted results for NIAT used to determine STI Program awards and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures:

Calculation of net income

(millions of Canadian dollars)	2024[1]	2023[2,3]

Net income – adjusted	$16,640[4]	$15,965[4]

Total adjusting items impacting net income

HSBC Canada net income	$453	–

HSBC Canada transaction and integration costs	$(759)	$(302)

Management of closing capital volatility related to the HSBC Canada transaction	$(95)	–

Canada Recovery Dividend and related legislation impacts	–	$(1,050)

Net income – reported	$16,240	$14,612

1  Represents net income – adjusted used for the purposes of determining the 2024 STI Program awards for CEO and Group Executive and may differ from the 2024 Annual Report.

2  Represents net income – adjusted used for the purposes of determining the 2023 STI Program awards for CEO and Group Executive and may differ from the 2023 Annual Report.

3  Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.

4  Adjusting items above are presented on a rounded basis which has resulted in immaterial differences in the calculation of net income – adjusted.

Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2025, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $2.5 million per annum.

Additional resources

You can receive a printed copy of this circular and our 2024 annual report, containing our consolidated financial statements and management discussion and analysis for the years ended October 31, 2024 and 2023 (MD&A), together with the auditor’s reports on those financial statements, free of charge from the secretary. You can also view them, our interim financial statements and MD&A, and any of the following governance documents online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO
•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	Summary of significant differences between our governance practices and the New York Stock Exchange’s listing standards

Additional information relating to RBC can be found on SEDAR+ at www.sedarplus.com.

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 11, 2025

Karen McCarthy

Senior Vice-President, Deputy General Counsel and Secretary

Royal Bank of Canada

Shareholder proposals

Schedule A:

Shareholder proposals

The following eight shareholder proposals have been submitted for consideration at the annual and special meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act (Canada).

Vancity Investment Management Ltd. (Vancity) of 183 Terminal Avenue, 8th Floor, Vancouver, BC V6A 4G2 has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 1

Resolved: Shareholders request that RBC disclose, at reasonable cost and omitting proprietary information, enhanced information on the internal pay metrics used when setting executive target compensation, and to clarify the influence of these metrics on executive compensation. Internal pay metrics include ratio and percentile disclosures that illustrate how compensation compares between executives and non-executive employees. This disclosure should address:

1.	An explanation of specific internal pay metrics used.

2.	A discussion of how these metrics inform compensation decisions for the CEO and senior executives.

Supporting statement

Over recent decades, executive pay has far outpaced that of average workers. In 2023, for instance, CEO pay increased by 11.3% among top U.S. companies, while median worker pay decreased by 9.3%1. These widening pay gaps pose risks to economic stability, erode social cohesion, deepen gender and racial inequities, and may decrease workforce satisfaction, ultimately impacting productivity and retention2. As a large financial institution invested across economic sectors and reliant on human capital, RBC’s growth and ability to create shareholder value depends on effectively managing these risks.

RBC’s recently launched 2023 Purpose Framework identifies ‘Growing Inequalities’ as one of three core societal challenges the company aims to address, demonstrating that it recognizes the strategic importance of addressing these growing income and wealth inequalities. Senior management’s focus on aligning people and investments with the organization’s highest priorities demonstrates the company understands the value of investing in its people to strengthen human capital. Shareholders require increased disclosures on internal pay metrics to assess whether RBC’s compensation structures support these strategies.

Given that Risk and strategic objectives, including ‘Create exceptional and engaging employee experiences’ and ‘Enable inclusive economic growth’ are key components of executive compensation, shareholders seek further clarity on how RBC evaluates this beyond employee surveys, recognition awards and hosting events. Expectations for transparency are growing, with initiatives like the Taskforce for Inequality and Social-related Financial Disclosures (TIFSD) working toward frameworks that may be adopted under IFRS Sustainability Standards3.

Increased disclosure on internal pay metrics can demonstrate RBC’s commitment to strategic priorities and readiness for emerging regulations. While RBC discloses that the Human Resources Committee considers select vertical pay metrics when making CEO compensation recommendations, including a comparison of total and median direct annual compensation of all employees and changes in this ratio over time, it does not specify all factors or explain how these metrics influence target compensation.

We ask the Board to report, at a minimum, on the following:

1.	Internal Pay Equity Metrics: Describe all pay metrics or ratios used to assess the pay relationship between executives and employees.

2.	Influence on Compensation Decisions: Explain how these metrics affect CEO and executive pay-setting and performance evaluations.

This disclosure is not intended to limit executive compensation but to ensure shareholders have the information needed to assess RBC’s management of material regulatory and financial risks. Enhanced transparency will benefit both RBC and shareholders by aligning executive compensation with the company’s long-term organizational health and strategic vision.

1	https://corpgov.law.harvard.edu/2024/04/18/an-early-look-at-ceo-pay-trends-from-proxy-season-2024/
2	https://irpp.org/research-studies/whats-so-bad-about-increasing-inequality-in-canada/
3	https://www.tisfd.org/

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 1:

At RBC, we are committed to maintaining competitive, transparent and fair compensation practices that align with our strategic objectives. Our approach to executive compensation is designed to align with long-term shareholder interests, reward performance, reflect sound risk management, drive exceptional client experiences and attract and retain talent.

The human resources committee is responsible for advising the board on compensation and compensation risk management. The committee provides its recommendation to the board regarding the annual compensation of the President and Chief Executive Officer (CEO), Group Executive, and the heads of oversight functions who are not members of the Group Executive in light of their respective evaluation of performance against approved goals and objectives relevant to their compensation. The committee engages an external independent compensation advisor with deep expertise in the area of executive compensation to advise on CEO and Group Executive compensation as well as major compensation programs. In 2024, the committee met with the external independent compensation advisor without management present at each meeting where executive compensation was discussed.

As described on pages 70 to 73 of this circular, our compensation decision-making process includes consideration of various financial, non-financial and risk-related metrics, external perspectives as well as select pay ratios, where appropriate. The proposal’s emphasis on internal pay metrics oversimplifies the complexity of executive compensation decision-making. While select pay ratios are considered where appropriate, they have inherent limitations with appropriately recognizing the unique circumstances of our talent, including performance, specialized skills, breadth in mandate, risk and market conditions.

The requested disclosures made in the proposal risk creating a distorted and incomplete view of our compensation practices, ultimately undermining the goal of transparency and accountability. Furthermore, in the absence of a prescribed disclosure requirement in Canada, voluntary disclosure of internal pay metrics by individual companies would not provide consistent, comparable or reliable information for shareholders.

Our goal is to ensure that our disclosure provides a clear, consistent and transparent explanation of our compensation practices, enabling shareholders to understand how pay aligns with performance and driving long-term shareholder value. RBC believes the information contained in the Executive Compensation section of this circular provides a comprehensive overview of the factors considered when determining total compensation for the CEO and other named executive officers, including their target compensation.

The board recommends you vote AGAINST this proposal.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following seven proposals for a shareholder vote (translated from French to English).

PROPOSAL NO. 2

Fighting against forced labour and child labour in loan portfolios

It is proposed that, starting in 2026, the Bank report to its shareholders and stakeholders on the measures taken during the previous year to prevent and reduce the risk of loans being granted to companies using forced labour and child labour in the production of goods produced, purchased or distributed by its customer base using the Bank’s financing for their operations.

Supporting statement

On May 11, 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act1 came into force. This Act requires certain companies to file reports on their efforts to fight forced labour and child labour, the first of which must be filed by May 31, 2024.

While this Act aims to protect children from exploitation and human rights abuses in supply chains, we propose that the Bank take a proactive stance on this issue by committing, as a good corporate citizen, to prevent and reduce the risk that its loan portfolio includes any form of support for companies that use forced labour or child labour in their business operations.

According to a report by the International Labour Organization (ILO) and UNICEF, the UN agency responsible for children’s welfare,2 the number of children forced to work in 2020 stood at 160 million, an increase of 8.4 million in four years. Even more concerning is the rise in the number of children aged between 5 and 17 doing hazardous work, i.e. work that can have a direct effect on their development, education or health. This category includes dangerous sectors such as mining or fishing, or working more than 43 hours a week, which makes schooling virtually impossible. Other sectors worth mentioning include textiles and clothing, electronics, forestry, etc.

This report should provide all the necessary information to reassure shareholders and stakeholders of the Bank’s willingness to reduce its financial support to companies that force children to work.

1	https://www.parl.ca/legisinfo/en/bill/44-1/s-211
2	https://www.unicef.org/press-releases/child-labour-rises-160-million-first-increase-two-decades.

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 2:

As stated in our annual Statement Regarding Modern Slavery (available at rbc.com/esgreporting), at RBC, we do not tolerate slavery in our business or in those of our suppliers and subcontractors. Modern slavery, including but not limited to forced labour and child labour,1 are contrary to RBC’s purpose, values and Code of Conduct.2 We hold ourselves to the highest standards and expect employees, contract workers and members of the boards of directors of Royal Bank of Canada and all its subsidiaries to act with integrity and comply at all times with applicable laws in the jurisdictions where we operate.

RBC is committed to respecting human rights, including those of any clients, employees and third parties we conduct business with or who may be affected by our business activities, either directly or indirectly, and to taking the actions described in our Approach to Human Rights (available at rbc.com/esgreporting) to meet our responsibility to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights (UNGP). The bank’s enterprise-wide human rights program captures feedback from ongoing engagement with senior representatives from key business units and functions, and includes oversight over our human rights risks, the review of our policies and due diligence processes and assessment of the effectiveness of our approach to human rights.

Our Enterprise Policy on Environmental and Social Risk serves as the foundation for our approach to identifying and managing environmental and social (E&S) risks arising from our activities, i.e., the potential for an E&S issue – including human rights – associated with RBC, a client, transaction (such as loans to clients), product, supplier3 or activity to have a negative impact on the bank.4 This policy is supported by additional policies and procedures on E&S risk management, including the requirement to conduct an E&S risk assessment for select capital markets and commercial banking clients.5 This risk assessment includes specific questions regarding the borrower’s past or current real, potential or alleged involvement in human rights abuses, including whether the borrower is known to have or has historic human rights abuses, significant negative public perception around human rights and pending human rights abuse lawsuits. We undertake additional due diligence based on the findings of this assessment. Furthermore, we assess the risks associated with the countries where a client operates.

As a signatory to the Equator Principles framework,6 we also have a procedure that outlines our governance for managing E&S risks related to certain project finance-related transactions, including the assessment of human rights risks and impacts such as child labour and modern slavery further to the UNGP. Based on the outcome of our investigations, we may require clients to manage or mitigate E&S issues before we proceed with financing.

Where the findings from such risk assessments have been subject to additional due diligence or required further client actions, the outcomes of these additional actions may trigger the escalation of transactions to senior management, and with the support of Group Risk Management, to the Reputational Risk Oversight Committee for further review and decisioning.

Also, our enterprise-wide financial crimes program is designed to deter, detect and report suspected money laundering and terrorist financing or suspicious activity and helps mitigate risks related to money laundering, terrorist financing, bribery and corruption and economic sanctions, including risks associated with modern slavery and human trafficking, which may be a predicate offense to money laundering and/or terrorist financing. RBC adheres to applicable laws and regulations related to financial crimes, including measures to report suspicious activity to the relevant authorities in an effort to identify criminal activities, such as slavery and human trafficking. Additionally, our anti-bribery and anti-corruption measures are designed to maintain integrity and aim to avoid or avoid contributing to adverse human rights impacts.

Finally, the bank has put in place the global business activities and human rights communication channel for our stakeholders to report concerns related to RBC business activities worldwide that may not align with our Human Rights Position Statement. This channel is secure, available 24/7, facilitated by a third party and allows for reports to be made and tracked anonymously.

The board believes that the report mandated by this shareholder proposal is unnecessary given RBC’s commitment to preventing modern slavery, including forced labour and child labour, from taking place in our businesses and in our supply chains, as well as the policies, procedures and practices in place, including those described above, to support RBC’s commitment.

The board recommends you vote AGAINST this proposal.

1	As defined pursuant to section 2 of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada).
2

The Code of Conduct is approved biennially by the board of directors of the bank. Actual or possible violations of our Code of Conduct, including with respect to human rights are required to be reported, in order to take appropriate action to review and address issues. As described on page 31 of this circular, the governance committee receives regular reports on culture and conduct matters, including violations of our Code of Conduct, and monitors emerging trends and best practices as part of its holistic approach to overseeing these issues.

3

Our Supplier Code of Conduct also requires suppliers and subcontractors to, among other things, abide by applicable employment standards, labour, non-discrimination, and human rights legislation. Suppliers must be able to demonstrate, amongst other things, that they have policies and procedures in place to confirm that child, forced or compulsory labour is not used; and human rights discrimination and harassment are prohibited. For more information, please visit rbc.com/sourcing.

4	For more information on how RBC manages E&S risk, visit our website at rbc.com/es-risk.
5	Such an E&S risk assessment is conducted at the time of credit origination, requests for increase or extension of credit.
6	Visit https://equator-principles.com/.

Royal Bank of Canada

Shareholder proposals

PROPOSAL NO. 3:

Advanced generative AI systems and Code of Conduct

It is proposed that the bank adhere to the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.

Supporting statement

Over a year ago, the federal government published the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.1 Systems referred to include ChatGPT, DALL·E 2 and Midjourney. Although they offer many advantages, such as the ability to draft emails, answer complex questions, produce images or produce realistic videos, they present significant health and safety risks, can propagate bias and carry the potential for serious social impacts, particularly when used by malicious actors.

It is telling that even the pioneers of artificial intelligence are wary of the risks it presents. In early 2023, over 350 AI industry leaders signed a declaration2 urging the international community to make it a priority to mitigate the risk of “extinction” posed by AI, placing it on par with a pandemic or nuclear war. Since this moratorium has not taken place, it is safe to assume that the urgency to act is even greater today, as Joshua Bengio, one of the signatories of this moratorium request, expressed it in an interview with Les Affaires.3

Aware of the importance of a rigorous framework to manage and mitigate these risks, the federal government invited companies to join the Code, which describes:

•	measures that should be applied pending the adoption of regulations under the Artificial Intelligence and Data Act;

•

as well as the additional measures that should be taken by any company that develops or manages the operations of such a system made widely available for use, i.e. systems with a wider range of potentially harmful or inappropriate use.

The purpose of this proposal is to invite the Board of Directors to decide that the company should adhere to this Code of Conduct.

1	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems
2	https://futureoflife.org/open-letter/stoppons-les-experimentations-sur-les-ia-une-lettre-ouverte/
3	https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/

BOARD RESPONSE TO PROPOSAL NO. 3:

RBC recognizes the risks around the use of artificial intelligence (AI). We acknowledge that AI must be incorporated into business operations ethically and responsibly and, as such, we actively support the development by RBC of responsible AI tools, products and platforms.

While RBC is generally supportive of government legislative and regulatory action designed to ensure generative AI is used ethically and responsibly, the board believes that this shareholder proposal is overly prescriptive and that adhering to the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems (the Voluntary Code) would not significantly change the measures already taken by RBC. Given the rapidly evolving nature of AI technology and its expanded use in financial services, RBC has established internal processes for the use of AI, guided by the RBC Responsible AI Principles which are based on our values and the RBC Code of Conduct. These responsible AI principles reflect RBC’s focus on privacy and security, accountability, fairness, as well as transparency and responsible disclosure (as more fully described at rbc.com/artificial-intelligence).

RBC is responsible for upholding fair lending standards and that the models the bank uses – such as those detecting fraud, analyzing cyber threats or calculating lending risk – perform as expected. RBC is subject to stringent model risk management requirements for model testing, validation and monitoring in compliance with regulatory guidance in numerous jurisdictions as part of a complex global regulatory environment, including from the U.S. Federal Reserve, U.K. Prudential Regulation Authority as well as the Office of the Superintendent for Financial Institutions in Canada. As described in our 2024 annual report, AI-based applications are subject to enhanced model governance and validation requirements and are assessed in conjunction with other relevant risk functions. We continue to evolve our model risk governance to take into account any new risk considerations that may emerge from the growing use of AI methods and applications in our models across our organization.

The board of directors oversees the strategic direction, plans and priorities of the bank and ensures they align with our risk appetite framework which the board approves annually. The board receives regular reports from the business segment and function heads, including on initiatives involving the use of AI. The risk committee of the board reviews significant risks as well as top and emerging risks, including those related to the adoption and use of AI. Model risk reports including AI matters

Royal Bank of Canada

Shareholder proposals

are reviewed periodically by the risk committee. In addition, members of the board receive presentations by senior executives on various topics including specialized and complex aspects of our businesses and operations, such as, in 2024, an RBC Borealis session on data and AI at RBC and a presentation on progress of data management and governance.

To provide oversight and support in the implementation of responsible AI practices throughout the organization, RBC established a Responsible AI Centre of Excellence. In addition, as part of our commitment to advancing the development of responsible AI and machine learning, RBC and its dedicated AI research centre, RBC Borealis, developed RESPECT AITM, an online hub that brings open-source research code, tutorials, programs and academic research to the AI community, helping to make ethical AI available to all, including companies and developers that do not have the resources to implement AI safely and ethically.

In deciding whether to voluntarily join organizations or commit to standards such as the Voluntary Code, the bank focuses on those that most closely align with and support its business strategies and approach to risk management. Following its release, the bank carefully reviewed the Voluntary Code and concluded that some of its requirements were unclear, particularly when read together with the text of Bill C-271 that it was meant to accompany and not directly applicable to the financial services context. At the time the Voluntary Code was published, the expectation was that Bill C-27 would soon provide additional clarity – though that process has since languished. The governance structure and processes that the bank has adopted in lieu of signing onto the Voluntary Code are specific to RBC’s obligations as a regulated financial institution, balancing compliance while supporting innovation. Consequently, RBC still believes that it is not in the best interest of the organization or its stakeholders to sign on to the Voluntary Code at this time.

With over 155 years of trust, RBC has made responsible AI core to its business. The board is confident that the governance structure and processes described above already allow for the responsible use and management of AI systems at RBC, including advanced generative AI and that therefore it is unnecessary to adhere to the Voluntary Code.

The board recommends you vote AGAINST this proposal.

1

An Act to enact the Consumer Privacy Protection Act, the Personal Information and Data Protection Tribunal Act and the Artificial Intelligence and Data Act and to make consequential and related amendments to other Acts (Canada) (Bill C-27). Upon the prorogation of the Parliament of Canada on January 6, 2025, Bill C-27 had only completed the second reading stage in the House of Commons.

PROPOSAL NO. 4:

Disclosure of languages mastered by employees

It is proposed that the languages mastered by employees be disclosed, broken down by jurisdiction, for all territories (countries, states, provinces) in which the company operates.

Supporting statement

When candidates are hired, their skills are assessed to determine whether they meet the requirements of the job for which they are applying. Among these, of course, are language skills. Information on this subject is known to all companies. This information, in its statistical form, is of interest to everyone.

In recent years, several public controversies about language have tainted the reputation of major companies with respect to their social responsibility and their interpretation of their duties and obligations with respect to the diversity inherent in our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community. Such situations, harmful from every point of view, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through a formal and official disclosure, the languages mastered by the Company’s employees.

Obviously, by “mastered”, what is understood is a level of language sufficient to allow its generalized use, verbal and written, in all spheres of activity of both legal and physical persons; a level of language sufficient to enable each one to assume their duties and functions fully and completely.

BOARD RESPONSE TO PROPOSAL NO. 4:

RBC is a global financial institution, serving more than 18 million clients in Canada, the U.S. and 27 other countries. In line with our purpose, vision and values, including our value of putting the client first, we strive to provide services in a manner that is sensitive to the cultural and community environment in which we operate, and we recognize that language is an important aspect of culture and a skill for communicating with our clients and communities.

Royal Bank of Canada

Shareholder proposals

Our employees are required to speak the necessary language(s) to interact with our clients, investors and stakeholders, depending on their respective roles. RBC has many roles that require a language other than English as the primary or additional language of work. Language skills requirements are identified by the hiring manager after an evaluation of the role and other jurisdictional requirements, including applicable laws and regulations. If an additional language is required, it is noted in the job posting (both internally and externally).

Our workforce speaks many languages: 22.4% of our workforce speaks a language other than English.1 The top five other languages spoken by our employees are French, Chinese, Hindi, Punjabi and Spanish.

This is the fourth year in a row that MÉDAC has submitted a shareholder proposal related to languages spoken by directors, officers or employees of the bank. The bank previously agreed to disclose on an ongoing basis aggregated data regarding the language skills of members of the board and Group Executive. However, the board does not support the shareholder proposal submitted this year as it considers that this proposal is overly prescriptive, requiring disclosure of the language skills of employees by country, state and province. This proposal would not provide meaningful information to shareholders to support their investment decisions given that the language skills of employees are unique to their roles or jurisdictional requirements and continuously change based on business requirements as well as the needs of our clients and the communities we operate in.

The board recommends you vote AGAINST this proposal.

1

Employees who have an overall or spoken language proficiency at an intermediate or above level in a language other than English as of October 31, 2024. The metrics are based on employee self-identification and the calculation excludes students and co-ops, casual, contract and trainee employees. Excludes City National Bank and RBC Brewin Dolphin as these subsidiaries have not been integrated onto our primary HR platform.

PROPOSAL NO. 5:

Advisory vote on environmental policies

It is proposed that the Bank adopt an annual advisory voting policy regarding its environmental and climate change objectives and action plan (say on climate).

Supporting statement

According to the latest Banking on Climate Chaos1 report, financing provided to the fossil fuel industry by the country’s five largest banks reached nearly US$104 billion in 2023. The breakdown is as follows: Royal Bank, US$28.2 billion; Bank of Nova Scotia, US$29.3 billion; Toronto-Dominion Bank, US$20.3 billion; Bank of Montreal, US$15.8 billion; and Canadian Imperial Bank of Commerce, US$15.5 billion.

According to Alex Walker of Environmental Defense, by continuing to “pump billions into fossil fuels, Canadian banks are exposing themselves to stranded asset risks.” A “stranded asset” is an investment that loses its value before the end of its useful life, due to the impact of changes in society.2

Add to this dismal record that, according to a BloombergNEF report published in December 2023, the country’s banks rank among the worst of the 100 worst banks when it comes to the share of financing devoted to low-carbon energy sources.3

In addition to the reputational risk to which Canadian banks are exposed, they also expose their shareholders to the possibility of large “stranded assets” and a significant drop in the value of their shares.

It is therefore appropriate that shareholders should be able to express their opinions on the Bank’s environmental policy.

Given that this proposal has received a high percentage (15.10%) of votes in favour in the past, we are tabling it again.

1	https://www.bankingonclimatechaos.org/
2	https://www.ledevoir.com/economie/812778/banques-canadiennes-illustrent-aide-demesuree-industrie-fossile
3	https://ici.radio-canada.ca/nouvelle/2035114/ges-banques-canadiennes-mal-classees

BOARD RESPONSE TO PROPOSAL NO. 5:

This is the fourth year in a row MÉDAC is submitting a shareholder proposal requesting an advisory vote on the bank’s approach to climate change. At the 2024 annual meeting, a significant majority of shareholders and proxyholders rejected this proposal, and the percentage of votes in favour of this proposal has been steadily declining since it was first submitted in 2022.

Royal Bank of Canada

Shareholder proposals

The board still believes that ongoing engagement with our shareholders is the most appropriate and effective way to inform RBC’s climate strategy. We value the continuous interactions throughout the year with shareholders and other stakeholders, where they voice their perspectives on the bank’s approach to climate change. The feedback provided during these discussions has helped inform the bank’s climate strategy and related disclosure through the years. The board firmly believes that this dialogue is more insightful than an annual advisory vote on the bank’s approach to climate change, which would not be an effective means for the bank to collect feedback on such a complex matter, compared to shareholder conversations.

In addition, such a vote, even if non-binding in nature, would result in the creation of a new governance structure for approving an important component of the bank’s strategy, inconsistent with the board’s responsibility and accountability, as outlined in the Corporate Governance Guideline adopted by the Office of the Superintendent of Financial Institutions (OSFI), and the board’s responsibilities in relation to the oversight and management of climate related-risks, as outlined in OSFI’s Guideline B-15 – Climate Risk Management.

The board is responsible for the bank’s strategy, priorities, business plan, risk appetite and culture. It considers how to allocate the bank’s current and future resources between achieving business objectives, implementing and acting on its climate strategic priorities as part of the bank’s short-, medium- and long-term strategy, and balancing the interests of shareholders, employees, clients, creditors and the communities we serve. It is also responsible for monitoring the implementation and effectiveness of the approved strategic and operating plans. Additionally, through its committees, the board oversees risk management, including climate risk, and sustainability reporting to stakeholders, including shareholders.

Effective climate oversight and board engagement require directors to keep pace with the rapidly evolving and complex climate change landscape. In January 2025, the board approved the bank’s updated climate strategy, the RBC Climate Blueprint (available at rbc.com/our-impact), leveraging its expertise and understanding of the bank’s businesses, the markets in which it operates, the risks and opportunities it is facing, the business activities of its clients and the interests of its stakeholders, including the communities that RBC serves, as well as the bank’s purpose, vision and values.

The board also relies on management’s highly technical knowledge of the complexities of the bank’s businesses and day-to-day operations in implementing the bank’s climate strategy. Throughout the year, the board and its committees engage frequently with management on climate-related issues that relate to their respective areas of oversight responsibility. As such, the board and management are best positioned to fully assess in a timely manner the appropriateness of the multiple components of the bank’s strategy, including its climate strategy.

RBC seeks to continuously improve and supplement its existing climate-related disclosures (available at rbc.com/esgreporting).

RBC’s governance approach is one of continuous improvement, and it monitors emerging best practices aimed at further aligning climate goals with the interests of the bank and its stakeholders, including shareholders. RBC is committed to open and responsible communication with its shareholders, and it actively engages in dialogue with investors and governance advocates throughout the year. The input of these stakeholders is considered by the bank and, where appropriate, informs the bank’s strategic direction on climate. The board is of the view that this responsive approach is the most appropriate and effective way to seek shareholders’ views on RBC’s approach to climate change, a position consistently supported by a significant majority of shareholders every year this proposal has been submitted to a vote.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 6:

Public disclosure of non-confidential information, country-by-country reporting, pay ratios and tax havens

It is proposed that the Bank annually disclose to the public the non-confidential information in its country-by-country reporting for the purposes of preparing meaningful and detailed pay ratio calculations, specifically broken down by jurisdictions, and contributing to the fight against tax havens, specifically in terms of transparency.

Supporting statement

For many years, the Bank has received from MÉDAC — and now from Vancity — several shareholder proposals requesting the calculation and disclosure of pay ratios. Despite the substantial number of votes cast in support of these proposals in 2023, the Bank still does not disclose its global pay ratio, something that has been mandatory for some time now in the United States and that several companies are already doing here in Canada.

Royal Bank of Canada

Shareholder proposals

Even though pay ratios should be published for all employees pursuant to the Global Reporting Initiative (GRI) standards, (1) the public disclosure of non-confidential information of the “country-by-country reporting”— Action 13 (2) of the OECD/G20’s Inclusive Framework on Base Erosion and Profit Sharing (BEPS (3)), an international initiative to which the government has subscribed — would allow for a meaningful calculation of pay ratios that would help better interpret the global pay ratios by enriching the description of the underlying context.

Furthermore, disclosing such non-confidential data to the public at large — as is incidentally the case in several other countries, including in Europe — would be an exercise in transparency, goodwill and good faith that would directly support the fight against tax avoidance, tax evasion, “tax havens” and other “lenient legislation.”

And yet, according to the Edelman Trust Barometer1 conducted in 2024 among the Canadian population, 59% of respondents believe that business leaders deliberately try to mislead people by disseminating information they know to be erroneous or grossly exaggerated. There is a marked distrust of traditional leaders and business leaders.

For all of these reasons, the Bank must publicly disclose the non-confidential data of its country-by-country report on a yearly basis.

Given that this proposal has received a high percentage (10.70%) of votes in favour in the past, we are tabling it again.

1	https://www.edelman.ca/sites/g/files/aatuss376/files/2024-03/2024%20Edelman%20Trust%20Barometer_Canada%20Report_EN_0.pdf

BOARD RESPONSE TO PROPOSAL NO. 6:

RBC is a global financial institution with a diversified business model, serving clients and communities in jurisdictions around the world. As one of Canada’s largest banks and one of the largest in the world, based on market capitalization, RBC is committed to maintaining the highest standards of business conduct in its operations.

RBC strongly supports legislative measures that combat tax evasion and tax avoidance, tax fraud and money laundering in Canada and the other jurisdictions in which we operate. We regularly review our activities, including those of our subsidiaries, to ensure compliance with applicable tax rules and other regulations. Furthermore, RBC actively supports initiatives led by international organizations, such as the Organisation for Economic Co-operation and Development (OECD), that aim to strengthen the policies and rules governing the global financial system, including those that are designed to promote greater tax transparency for tax authorities. For instance, we comply fully with our annual country-by-country reporting obligations under the rules enacted by Canada in response to Action 13 of the OECD’s Base Erosion and Profit Sharing initiative.

RBC is committed to balancing transparency with the protection of confidential and proprietary information. RBC makes tax disclosures through existing frameworks in compliance with all mandated reporting obligations in the jurisdictions in which we operate. Voluntarily expanding our public disclosure practices to include our country-by-country reporting could result in the disclosure of competitively sensitive information about our operations, potentially putting RBC at a disadvantage in an increasingly competitive global marketplace. Furthermore, the data included in our country-by-country reporting is prepared for regulatory purposes and does not include compensation data relevant to preparing meaningful and detailed pay ratio calculations. We are also mindful of the possibility that the public disclosure of the data included in our country-by-country report could result in it being misinterpreted due to the complexity of our operations, and this risk would be further exacerbated if only portions of the full report were disclosed.

Regarding the fight against tax havens, we note that, in response to concerns about multinational enterprises (MNEs) potentially exploiting differences in tax rules to shift profits from higher to lower tax jurisdictions and legally avoid taxes, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) has designed a ‘Two-Pillar Solution’ for comprehensively reforming the international tax system in order to better align it with today’s digitalized and globalized world economy while closing perceived loopholes. Pillar Two of the reform subjects an MNE with over EUR750 million in annual revenue, such as RBC, to a multilaterally agreed minimum effective tax rate of 15% in each jurisdiction where it operates. On June 20, 2024, Canada adopted the OECD’s Pillar Two rules through the enactment of the Global Minimum Tax Act. RBC and its subsidiaries are subject to this new global minimum tax framework commencing with the 2025 fiscal year.

RBC remains steadfast in its commitment to transparency and regulatory compliance while safeguarding confidential and proprietary information. The public disclosure requested in this proposal does not offer meaningful benefits to shareholders, poses risks of misinterpretation and could reveal sensitive competitive information.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

PROPOSAL NO. 7:

Circular economy

It is proposed that the Bank produce a report on the loans it granted over the past few years in support of a circular economy and the steps the Bank intends to take to develop the expertise needed to properly enhance the value of these businesses.

Supporting statement

According to a study by the Canadian Climate Institute,1 the circular economy could lead to a 45% reduction in emissions worldwide. To date, measures to reduce greenhouse gases have focused on the energy sector, whether by increasing clean energy production or electrifying transport. This rather narrow perspective neglects the fact that emissions in one sector of the economy can be generated elsewhere.

There is a need to explore new models that take into account the broader economy, such as the concept of a circular economy, and this is what we are aiming for with this proposal. By disclosing the efforts made by Canada’s largest bank, we believe they could serve as a model for other Canadian banking institutions. Let’s emphasize that this disclosure can take the form of loans granted as well as directives issued to its commercial lending teams to uncover the best opportunities in this area.

Given that this proposal has received a high percentage (11.15%) of votes in favour in the past, we are tabling it again.

1	https://climateinstitute.ca/publications/how-circularity-can-contribute-to-emissions-reductions-in-canada/

BOARD RESPONSE TO PROPOSAL NO. 7:

This is the fifth year in a row MÉDAC is submitting a shareholder proposal requesting this disclosure. At the 2024 annual meeting, a significant majority of shareholders and proxyholders rejected this proposal, and the percentage of votes in favour of this proposal has declined since it was first submitted in 2021.

RBC believes that a circular economy provides a valuable approach through which key environmental objectives, such as reducing greenhouse gas emissions and protecting biodiversity, can be advanced. In fact, through the measures that it has in place, RBC supports clients who are pursuing circular economy activities and monitors financing activity – including lending activity – that is aligned with such objectives. More specifically, the bank’s approach is to consider circular economy adapted products, production technologies and processes as part of its sustainable finance business.

The value of financing associated with circular economy is measured internally. The monitoring of eligible green activities enables the bank to encourage and support the further development of such activities across its banking teams and better understand whether there are challenges in financing them.

The board believes that through the approach described above, the bank is able to contribute to the environmental objectives advanced by a circular economy and monitor how it supports its clients and the communities where it operates in that regard. In addition, through community investments, RBC, RBC Foundation and RBC Foundation USA support projects, led by charitable and not-for-profit organizations, that help advance a circular economy, allowing the bank to further contribute to this part of the economy. RBC remains open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability and to evolve methodologies as needed to reflect the developing marketplace.

Despite the bank’s ongoing engagement with MÉDAC over the last five years, MÉDAC continues to request that RBC agree to join the United Nations Principles for Responsible Banking or Circular Economy Leadership Canada as a condition to withdrawing their proposal, in addition to meeting with the requirements of the proposal itself. In deciding whether to commit to industry standards and organizations relating to climate and sustainability, the bank focuses on those that most closely align with and support its strategies. After careful review, the bank has concluded that membership in these organizations is not necessary to support its climate and sustainability strategies and therefore it is not in its interest nor in the interest of its stakeholders to join them.

The board considers that this proposal is redundant to efforts already being undertaken by the bank. In addition, the board believes that the measures described above demonstrate the bank’s recognition of circular economy as an important element of its overall climate strategy and align in essence with the objective pursued by this shareholder proposal.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

PROPOSAL NO. 8:

In-person shareholder meetings

It is proposed that the Company’s annual meetings be held in person, virtual meetings being in addition to, not in replacement of, in-person meetings.

Supporting statement

Since 2020, the year in which annual meetings started to be held virtually due to public health restrictions relating to COVID-19, we have often criticized how these meetings are conducted.1

According to the OECD’s Principles of Corporate Governance:

“[…] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.”2

Virtual meetings have benefits that we readily recognize, but they should not be used to the exclusion of in-person meetings. Like Teachers’,3 we believe that annual shareholder meetings should be held in person, with virtual meetings being in addition to (the hybrid model used by all banks in 2023), not in replacement of, in-person meetings. It is clear that all shareholders must enjoy the same rights, regardless whether they participate virtually or in person. This position is supported by a number of other organizations, such as the Canadian Coalition for Good Governance (CCGG)4 and many large institutional investors.

Given that this proposal has received a very high percentage (47.13%) of votes in favour in the past, we are tabling it again.

1	Assemblées annuelles: dérive virtuelle, le MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
2

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, adopted on 07/07/2015, amended on 07/06/2023 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

3

Good Governance is Good Business —2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP%20Proxy%20Voting%20Guidelines%202023%20EN.pdf

4

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable.” Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they- let-companies-duck/

BOARD RESPONSE TO PROPOSAL NO. 8:

The Bank Act (Canada) does not permit financial institutions like RBC to hold virtual-only shareholder meetings. This year, our annual shareholder meeting is being held both in person and virtually. The bank acknowledges that a significant percentage of votes were cast in favour last year for this shareholder proposal; however, given that RBC is currently not permitted to hold virtual-only shareholder meetings, the shareholder proposal to require an in-person component for annual shareholder meetings is superfluous and unnecessary.

RBC’s annual shareholder meeting provides shareholders the opportunity to engage with the board and management. Importantly, shareholders attending virtually are afforded the same rights and opportunities to participate as they would attending in person. Shareholders can vote and submit questions in real time, and those who have submitted a proposal are able to present it at the meeting. RBC continues to invest in enhancing the virtual experience to ensure an engaging and equitable experience for those who join the meeting virtually and remains committed to enabling a seamless experience going forward.

As a global organization with shareholders across Canada, the U.S. and around the world, we believe that a virtual meeting format provides flexibility and access for shareholders and reflects modern practices for shareholder meetings by addressing logistical and geographical barriers. By enabling individuals who may not typically attend or who cannot attend the annual shareholder meeting in person to access the meeting, the virtual meeting format expands participation beyond the limited number of local shareholders who can attend in person, broadening shareholder engagement. Virtual meetings also support efforts to reduce our overall carbon footprint by requiring less travel for the board, management, and shareholders and to reduce overall production costs associated with holding an annual shareholder meeting.

RBC has a longstanding commitment to transparent engagement with our shareholders at annual meetings and throughout the year (see page 40 for more information on our engagements with shareholders and other stakeholders). The board believes that upholding that commitment requires the flexibility to adapt how we conduct annual shareholder meetings. Prescribing an in-person component to annual shareholder meetings is unduly restrictive, fails to reflect modern practices for shareholder meetings and the global shift toward virtual communication and not in the best interests of shareholders.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

Update on proposals withdrawn in 2024

Energy supply ratio

The New York City Comptroller’s Office had agreed to withdraw the energy supply ratio proposal it had submitted on behalf of several New York City retirement systems further to the bank’s commitment to disclose an energy supply ratio in its 2024 climate report.

Following the 2024 shareholder meeting, the bank met several times with representatives of the New York City Comptroller’s Office to discuss the development by the bank of the methodology for the energy supply ratio and seek their feedback on industry developments in connection thereto. The bank expects to share information related to the methodology for the energy supply ratio in its 2024 climate disclosures to be published this year.

Racial equity audit

B.C. General Employees’ Union (BCGEU); the Atkinson Foundation, the Hamilton Community Foundation, the Pension Plan of the United Church of Canada and the United Church of Canada, represented by the Shareholder Association for Research & Education; and the Greater Manchester Pension Fund represented by Pension & Investment research Consultants Ltd. had agreed not to submit their proposal to a shareholder vote further to the bank’s commitment to conduct racial equity audits of its employment practices and its commercial and business practices.

In addition, BCGEU, with the support of the Union of British Columbia Indian Chiefs, had also agreed not to submit to a shareholder vote their proposal further to the bank’s commitment to instruct the auditor in charge of the racial equity audit of the bank’s commercial and business practices to include in its scope a review of human rights standards for Indigenous peoples.

After a comprehensive vendor assessment and due diligence process, WeirFoulds LLP was selected by RBC to conduct the independent assessment of the bank’s employment practices, and Covington & Burling LLP was selected to conduct the independent assessment of the bank’s commercial and business practices.

The scoping of the employment practices assessment is complete and the assessment is underway. WeirFoulds expects to complete the assessment and publish their report during the first half of calendar 2025. Work on the scoping of the assessment of the bank’s commercial and business practices, including a review of human rights standards for Indigenous peoples, is underway and the assessment will follow thereafter. This assessment is expected to be completed by Covington in calendar 2025.

ESG and compensation

MÉDAC had agreed not to submit their proposal to a shareholder vote further to the bank’s commitment to consider the appropriateness of introducing a new incentive compensation guideline linking a portion of the compensation of employees to the bank’s performance on its ESG strategy.

As stated on page 33 of this circular, in 2024, RBC articulated the strategic actions through a set of blueprints that underpin the three ambitions of the RBC Purpose Framework – Ideas for People and PlanetTM: support the transition to a net-zero economy, equip people with skills for a thriving future and drive more equitable opportunities for prosperity. RBC aims to support its ambitions and deliver greater impact by leveraging its business, operations, community investments, research and insights and its employees.

RBC employees make a critical contribution towards advancing the bank’s priorities with many established goals to drive the bank’s strategic actions directly related to their roles, while ensuring accountability. The bank is planning to test an approach with a common goal framework with a group of employees across its global businesses and functions. This would include a qualitative goal tied to the three ambitions. RBC will endeavour to pilot this in 2025 and plans to leverage the learnings to determine the appropriate next steps.

Important notice regarding this proxy circular

This circular includes information about a number of RBC’s sustainability-related (including climate- and diversity-related) objectives, vision, commitments, goals, metrics and targets.

Certain aspects of RBC’s climate strategy are not inclusive of the investment advisory or broker-dealer activities, or the assets under management or administration, of RBC Global Asset Management (RBC GAM)1 or RBC Wealth Management (RBC WM)2.

RBC’s ambitions, strategies and approaches, described in this circular, including sustainability-related metrics, data and other information relevant to such ambitions, strategies and approaches, are or may be based on assumptions, estimates and judgements. Any commitments, goals and targets discussed in this circular are aspirational. Our sustainability-related commitments, goals, and targets, as well as the disclosures of our progress against such commitments, goals and targets, have been, and in the future may need to be, restated, changed or recalibrated as available data improve and as climate science, transition pathways and market practices regarding standards, methodologies, metrics and measurements evolve, which may result in us withdrawing from or modifying our membership in certain frameworks, principles and initiatives. The achievement of RBC’s commitments discussed in this circular will depend on the collective efforts and actions across a wide range of stakeholders outside of its control, and there can be no assurance that they will be achieved.

Any references to “sustainability”, “ESG”, “sustainable finance”, “decarbonization”, “net-zero” or similar terms in this circular are intended as references to the internally defined criteria of RBC and not to any jurisdiction-specific regulatory definition that may exist. This circular reflects RBC’s sustainability-related strategies, positions, approaches, policies, procedures, criteria, objectives, vision, commitments and goals as of the date of this circular, which are subject to change at any time in RBC’s sole discretion without notice. We have no obligation to update the information or data in this circular.

All references to websites are for your information only. The content of any websites referred to in this circular, including via website link, and any other websites they refer to are not incorporated by reference. This circular is also not intended to make representations as to the sustainability-related initiatives of any third parties, whether named herein or otherwise, which may involve information and events that are beyond our control.

1

RBC GAM operates through indirectly wholly owned subsidiaries of the bank including, but not limited to: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Indigo Asset Management Inc., RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited and RBC Global Asset Management (Asia) Limited.

2

RBC WM operates through indirectly wholly owned subsidiaries of the bank including, but not limited to: (i) RBC Dominion Securities Inc. (Member – Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member – Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Phillips, Hager & North Investment Counsel Inc., RBC Capital Markets, LLC, RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company; (ii) City National Bank and its subsidiaries; and (iii) Brewin Dolphin Holdings Limited and its subsidiaries.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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